Filed pursuant to Rule 424(b)(5)
Registration No. 333-130515
Prospectus Supplement to Prospectus dated March 15, 2006

35,000,000 shares

Common stock

We are offering 35,000,000 shares of our common stock. Our common stock is currently traded on the American Stock Exchange under the symbol “END”.

On October 19, 2006, the closing price of our common stock was $2.50 per share.

During the second quarter of 2006, we entered into an agreement with a subsidiary of Talisman Energy Inc. to purchase all of the outstanding shares of Talisman Expro Limited for $414 million subject to certain purchase price adjustments (the “Acquisition”), and we intend to use the net proceeds of this offering to pay a portion of the purchase price for the Acquisition. The closing of the Acquisition is, however, subject to the satisfaction of a number of conditions, and the completion of this offering is not conditioned upon the closing of the Acquisition. If we do not close the Acquisition, we will use the proceeds from this offering for general corporate purposes, including funding our exploration and development program, providing capital to support development costs associated with future discoveries, and funding possible future acquisitions. Please see “Use of proceeds” and “Risk factors.”

	Per share	Total

Initial price to public	$2.35000	$82,250,000

Underwriting discount	$0.10575	$3,701,250

Proceeds, before expenses, to the Company	$2.24425	$78,548,750

To the extent that the underwriters sell more than 35,000,000 shares, the underwriters have the option to purchase up to an additional 5,250,000 shares from us at the initial price to the public less the underwriting discount.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-14 of this prospectus supplement and on page 2 of the accompanying prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

JPMorgan expects the delivery of the shares against payment of the offering price on or about October 25, 2006.

JPMorgan
Credit Suisse

Cannacord Adams
C.K. Cooper
Ferris Baker Watts
Natexis Bleichroeder Inc.

October 19, 2006

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell debt securities, preferred stock, voting or non-voting common stock, depositary shares or warrants. Accordingly, the accompanying prospectus contains information that does not specifically apply to this offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell these securities and seeking offers to buy these securities, only in the jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any other date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date

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of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

There are certain restrictions on the distribution of this prospectus supplement and the accompanying prospectus, as described under “Underwriting.”

This prospectus supplement has been prepared in connection with the offering and sale of shares of our common stock in this offering.

The information contained herein is as of the date hereof and subject to change, completion or amendment without notice.

Our common stock is listed for trading on the American Stock Exchange (“AMEX”).

No action has been taken or will be taken in any jurisdiction by the Company or the underwriters that would permit a public offering of the shares outside of the United States, or the possession or distribution of any documents relating to this offering, or any amendment or supplement thereto, including but not limited to this prospectus supplement with appendices, in any country or jurisdiction where specific action for that purpose is required. Accordingly, this prospectus supplement and the accompanying prospectus may not be used for the purpose of, and does not constitute, an offer to sell or issue, or a solicitation of an offer to buy or purchase, any securities in any jurisdiction or in any circumstances in which such offer or solicitation is not lawful or authorized. Persons into whose possession this prospectus supplement may come are required by the Company and the underwriters to inform themselves about and to observe such restrictions.

The contents of this prospectus supplement and the accompanying prospectus are not to be construed as legal, business, financial or tax advice. Each prospective investor should consult its own legal advisor, business advisor, financial advisor or tax advisor as to legal, business, financial and tax advice.

All inquiries relating to this prospectus supplement and the accompanying prospectus and the offering contemplated herein, should be directed to the underwriters. Only the underwriters are entitled to provide information in respect of the offering or in respect of matters described in this prospectus supplement and the accompanying prospectus. Information that might be provided by any other persons is of no relevance to the contents of this prospectus supplement and the accompanying prospectus and should not be relied upon.

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Prospectus supplement summary

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read carefully the entire prospectus supplement and the accompanying prospectus, including the risk factors, financial data and financial statements included herein, and the documents we incorporate by reference before making a decision about whether to invest in our common stock. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option, and the terms “Endeavour,” “our company,” “we,” “our,” “ours” and “us” refer to Endeavour International Corporation and its subsidiaries.

We have provided definitions for some of the industry terms used in this prospectus supplement and the accompanying prospectus in the “Glossary of oil and gas terms” beginning on page S-105 of this prospectus supplement.

Our company

We are an independent oil and gas company engaged in the exploration, development and production of oil and gas reserves in the North Sea. Our focus on the North Sea is based on our belief that major oil and gas producers are shifting their strategic focus away from the mature producing areas of the North Sea, similar to the transition that occurred in the Gulf of Mexico in the 1980’s. We believe this will create significant opportunities for smaller independent producing companies to capitalize on the attractive qualities of the North Sea, such as significant estimates of undiscovered reserves in the region, extensive existing infrastructure, recent favorable regulatory initiatives and advances in technology and completion techniques. We have assembled a senior management team with extensive technical expertise and an average of over 20 years of industry experience to take advantage of these opportunities.

Since focusing our operations in the North Sea in February 2004, we have made significant progress advancing our strategy of growing through exploration and acquisitions. We have been recognized as an approved operator by both the United Kingdom and Norwegian authorities, successfully participated in multiple licensing rounds in the United Kingdom and Norway, established a diverse exploration portfolio, acquired producing properties in Norway, and initiated our exploration program. Our exploration portfolio consists of production licenses in the United Kingdom sector of the North Sea covering approximately 1.3 million gross acres and production licenses in the Norwegian Continental Shelf, or NCS, covering approximately 0.5 million gross acres. Within our acreage position, we have interests in licenses covering two producing fields in Norway and one field under development along the median line between the United Kingdom and Norway. During 2005 and the six months ended June 30, 2006, we had net average daily production of 2,072 Boe and 1,593 Boe, respectively, from these two producing fields. As of December 31, 2005, we had 2.2 MMBoe of proved reserves, of which approximately 47% were natural gas and 53% were oil and condensate.

During the second quarter of 2006, we entered into an agreement to purchase all of the shares outstanding of Talisman Expro Limited for $414 million (the “Acquisition”), subject to certain purchase price adjustments. The pending transaction advances our stated strategy to expand our operations through exploration and acquisitions and will provide an attractive asset base in a core area, establish immediate scale in the North Sea, increase cash flow and balance our portfolio between exploration and production. We intend to use the net proceeds from this offering to pay a portion of the purchase price for the Acquisition, however the closing of the Acquisition is subject to the satisfaction of a number of conditions, and the completion of this offering is not conditioned upon the closing of the Acquisition. Please see “Use of proceeds” and “Risk factors.”

Drilling program

2006 capital budget. We currently anticipate exploration and development capital expenditures in 2006 to be approximately $42 million. In addition to the exploration and development budget, we invested $12 million for the purchase of an eight percent interest in the Enoch field located in Block 16/13a in the UK Central North Sea during the second quarter of 2006. Completion activities are ongoing at the Enoch field, and first production from this field is expected in early 2007. In our exploration program, we expect to drill four exploration wells in 2006. As discussed below, our first exploration well of 2006, Cygnus, tested as a gas discovery in the UK North Sea and commerciality studies are underway. The Columbus prospect is the second planned exploration well for 2006 and is expected to spud during the fourth quarter of 2006.

The remaining two wells proposed for our 2006 drilling program are farm-in opportunities obtained through an agreement in principle with Apache Corporation. As part of this arrangement with Apache, we will provide the second slot of a two-well drilling commitment for a semi-submersible rig in consideration for the option to purchase a 10% working interest in the Howgate prospect in Block 9/4a in the North Viking Graben area in the event of a discovery. Also as part of this arrangement, we will purchase from Apache a 10% working interest in the Bacchus prospect in the northern part of Block 22/6a in the Central Graben region. The Bacchus prospect is currently being drilled to test the commercial potential of a discovery well that was drilled in 2005. Completion of the agreements with Apache is subject to the execution of mutually agreeable documentation and receipt of certain third-party approvals.

Cygnus discovery. The first of our wells in our 2006 drilling program was spud in early February 2006 in the UK sector of the North Sea. The well has successfully tested as a gas discovery and is located within close proximity to several potential transportation routes. It is expected that most of the key pre-development studies needed to facilitate a commerciality decision will be completed by the end of this year. If a decision is made to develop the prospect, it is anticipated that production could be initiated by late 2008 or early 2009.

2007 outlook. We are currently in the final stages of establishing our capital budget and exploration targets for 2007. We expect that our 2007 drilling program will involve drilling four to eight exploration wells. We continue to analyze our prospect inventory and farm-in opportunities to identify the most promising candidates for drilling. Consequently, any individual prospect may be delayed or substituted if we determine another opportunity is more attractive. While not comprehensive, the following represents targets from our prospect inventory that we are currently evaluating:

Block/Prospect	Location

Endeavour Operated:
48/17 (Emu)	Southern Gas Basin
30/23 (Balgownie)	Central North Sea—United Kingdom
31/21b (Newburgh)	Central Graben
12/27 (Delgany)	Inner Moray Firth
12/27 (Wenvoe)	Inner Moray Firth
Outside Operated:
44/12b (Cygnus II)	Southern Gas Basin
PL304 (Aegis)	Central North Sea—Norway
15/12a (Harburn)	Central Graben

Rig commitments. In early 2006, we entered into commitments for a drilling rig to drill two wells in the United Kingdom in the second half of 2006. We have also contracted with several other operators for the use of a drilling rig in Norway to drill two wells during a three year period between late 2007 and 2009 and entered into a commitment for a drilling rig for the UK sector of the North Sea for 220 days over a one-year period beginning in March 2007.

Pending acquisition

Description of the Acquisition

During the second quarter of 2006, we entered into an agreement with a subsidiary of Talisman Energy Inc. to purchase all of the outstanding shares of Talisman Expro Limited for $414 million, subject to certain purchase price adjustments. The Acquisition includes seven producing fields in the Central North Sea section of the United Kingdom Continental Shelf with approximately 8,800 Boe/d of production for the first six months of 2006, which would represent our first production in the United Kingdom. The Acquisition is consistent with our stated strategy to expand our operations through exploration and acquisitions and would offer us a range of benefits which include:

•	Providing an attractive asset base in a core area. The assets included in the Acquisition are diversified across seven fields and balanced between oil and gas. The Acquisition would anchor a core area in the North Sea Central Graben area with strategic production hubs. We have also identified potential upside for these assets which includes infill drilling opportunities, improved water injection programs and facilities optimization.

•	Establishing immediate scale in the North Sea. The Acquisition would significantly increase our production and proved reserves. This increased presence is expected to support longer term rig commitments in an increasingly competitive environment and enable us to pursue additional farm-in and strategic partnering opportunities.

•	Significantly increasing cash flow and balancing our portfolio between exploration and production. The producing assets from the Acquisition are complementary to our existing exploration inventory, and we intend to deploy the pre-tax cash flow from these assets to support our exploration drilling program. In the United Kingdom, these exploration and production expenditures are immediately deductible from taxable income. In order to reduce the volatility of the expected cash flow, we have hedged a significant portion of the expected production from the acquired assets.

The Acquisition is expected to close in the fourth quarter of 2006, and its completion is subject to the receipt of various third-party and government consents and completion of all documentation required to effect the transaction. This offering is not conditioned upon the completion of the Acquisition, and we cannot give you any assurance that the Acquisition will be completed successfully. For more information concerning the Acquisition, please see “The Acquisition.”

Acquisition financing

We have commitments to finance the Acquisition consisting of a $225 million senior bank facility (which has an anticipated initial borrowing base of approximately $195 million and from which we plan to draw $146 million) and a $75 million second lien term loan. We also have agreed to issue $125 million of Series A Convertible Preferred Stock. We believe that these commitments, the Series A Convertible Preferred Stock, cash on hand and the net proceeds from this offering of $77 million will be sufficient to fund the purchase price of the Acquisition. Please see “Use of proceeds.” We also have an alternative debt financing commitment in place, which we do not anticipate using. If the Acquisition is consummated, we will pay commitment fees with respect to this alternative debt financing and a previously committed alternative preferred equity financing. For a more detailed description of our financing sources for the Acquisition, including a detailed description of the terms of the Series A Convertible Preferred Stock, please see “The Acquisition—Financing.”

Commodity derivative instruments

In connection with the Acquisition, we entered into additional oil and gas derivative instruments to stabilize cash flows from the assets to be acquired. These instruments include a deal contingent swap and a deal contingent swaption for oil, as well as a swap and a deal contingent swap for natural gas. Under the deal contingent swaption, we will have no payment obligations if the Acquisition does not close. If the Acquisition closes, we will be required to pay $3.3 million to the swaption counterparty and will have an option to enter into an oil swap. Under the deal contingent oil and gas swaps, we paid $5.1 million during the second quarter of 2006 to enter these contracts. If the Acquisition closes, we will enter into these oil and gas swaps. If the Acquisition does not close, we will not have the related oil and gas swaps under these contracts. Our derivative instruments for natural gas cover cumulative production of 8.3 Bcf from 2007 through 2011 at weighted average prices ranging from $9.91 per Mcf to $11.53 per Mcf. Our derivative instruments for oil cover cumulative production of 3.8 MMBbls from 2007 through 2010 at weighted average prices ranging from $66.01 per barrel to $69.08 per Bbl.

Our strengths

We believe the following competitive strengths position us to execute our business strategy:

Experienced and skilled management team. We have assembled a senior management team with extensive technical expertise and industry experience. The members of this management team, including our senior geoscience and engineering professionals, average more than 20 years of experience in the oil and gas industry. Substantially all of the members of the team have previously worked for a major oil company or a large independent producer. In addition, these managers are incentivized to increase stockholder value as they will collectively own approximately 15% of our outstanding common stock after giving effect to the offering.

Extensive acreage position with inventory of drilling prospects. As a result of our success in recent licensing rounds in the United Kingdom and Norway, we have accumulated an extensive exploration portfolio consisting of approximately 1.8 million gross acres in the North Sea. We believe this large acreage position provides us with a significant inventory of attractive exploration prospects and drilling opportunities in our areas of operations.

Access to and utilization of high quality seismic data. We have the right to utilize the 3-D MegaSurveytm seismic data compiled and owned by PGS Exploration (UK) Limited (“PGS”) covering approximately 105,000 square kilometers in the United Kingdom, Norway and the Netherlands sectors of the North Sea. We believe this 3-D seismic database is the most comprehensive source of seismic information available to the industry for the North Sea region. We also have access to PGS’s North Sea Digital Atlas, a dataset consisting of a multitude of regional maps on key horizons, interpreted from approximately 110,000 kilometers of 2-D data tied to over 1,200 wells. The 3-D MegaSurvey and North Sea Digital Atlas data should significantly enhance our ability to identify potential prospects.

Geographic focus. Currently, all of our properties and licenses are located in the North Sea. By concentrating our operations within geographically focused areas, we can manage a large asset base with a relatively small number of employees and can integrate additional properties at relatively low incremental costs. Our strategy of focused exploration and exploitation activities in concentrated areas permits us to more efficiently utilize our base of geological, engineering, exploration and production experience in the North Sea region. In addition, we were awarded operator status in both the United Kingdom and Norway less than two years after we began focusing on the North Sea. The award of operator status followed an evaluation of our financial, technical and health, safety and environmental capacities prior to approving us as an operator.

Our strategy

Our goal is to create stockholder value by increasing reserves, production and cash flow. We intend to accomplish this goal by continuing our focus on the following key strategies:

Focus on the North Sea. We intend to focus our operations on reserves in the North Sea. We believe the current restructuring of portfolios by larger energy companies away from the more mature North Sea will create opportunities for smaller companies. As a result, we expect the region to remain attractive with additional prospects, acreage and production opportunities becoming available as these larger energy companies divest certain of their North Sea assets and focus in other regions. We also believe the North Sea contains high-value exploration opportunities with significant reserve potential that have yet to be discovered, and that the existing and available infrastructure in the North Sea region further enhances the economic potential of the opportunities in this region. Further consolidation of independent producers in the area should also create more opportunities for us to acquire and develop attractive assets and prospects.

Expand operations through acquisitions. In keeping with our operating philosophy, we intend to continue to pursue strategic acquisitions of new properties that expand our current asset base, provide an attractive rate of return and, in some cases, offer unexploited reserve potential. In addition, by pursuing strategic acquisitions, we expect to be able to utilize cash flows from producing assets that we acquire to help fund our exploration drilling program.

Grow through exploration. We intend to grow our reserves and production through exploratory activities on our existing acreage, acreage acquired in future licensing rounds and acreage obtained through farm-ins with other industry participants. In addition, we intend to utilize our access and license rights to PGS’s 3-D MegaSurvey and North Sea Digital Atlas data covering the continental shelves of the UK, Norway and the Netherlands to efficiently and accurately identify development and exploration opportunities not yet fully exploited by the energy industry.

Proved reserves and production summary

The table below summarizes the working interest, location, operator and percentage of oil, proved reserves and sales volumes on an actual historical and on a pro forma basis giving effect to the Acquisition as if it had occurred on December 31, 2005:

					As of December 31, 2005
						Proved
				Current	Proved	developed
	Working			sales(1)	reserves	reserves
	interest	Operator	Location	(Boe/d)	(MBoe)	(MBoe)	% Oil

Historical
Endeavour assets:
Brage	4.4%	Norsk Hydro	Norway	979	526	526	99%
Njord	2.5%	Norsk Hydro	Norway	614	1,688	296	38%

Subtotal				1,593	2,214	822	53%
Enoch(2)	8.00%	Talisman	UK	—	612	—	43%

Pro forma Endeavour				1,593	2,826	822	50%
Acquisition assets (3):
Alba	2.25%	Chevron	UK	1,234	2,466	1,598	100%
Bittern	2.42%	Shell	UK	1,042	1,083	1,083	84%
Goldeneye	7.50%	Shell	UK	5,511	3,769	3,352	16%
Caledonia	2.83%	Chevron	UK	31	16	16	100%
Ivanhoe, Rob Roy, Hamish	23.46%	Hess	UK	548	863	863	100%
Renee	77.50%	Endeavour	UK	149	316	316	100%
Rubie	40.78%	Endeavour	UK	297	549	549	100%
Rochelle	55.62%	Endeavour	UK	—	—	—	—

Subtotal				8,812	9,062	7,777	63%

Pro forma				10,405	11,888	8,599	60%

(1)	Represents average daily production for the six months ended June 30, 2006.

(2)	Our acquisition of an interest in the Enoch field was completed during the second quarter of 2006, and is included in the foregoing as if it occurred on December 31, 2005.

(3)	The closing of the Acquisition is subject to a number of governmental and third-party consents and approvals and other conditions, and we cannot give you any assurance that it will close.

Risks related to our business and our strategies

Prospective investors should carefully consider the matters described under “Risk factors,” including our history of operating losses and recent lack of exploration success; that the Acquisition may not close as expected; that our business depends on our ability to conduct successfully exploration and development operations; that we may not be able to access capital to finance our operations; and that our operations may be substantially constrained by the availability and costs of drilling rigs, equipment, personnel and supplies. One or more of these matters or other factors could negatively impact our business and our ability to implement successfully our business strategies.

Principal executive offices

Our principal executive offices are located at 1000 Main Street, Suite 3300, Houston, Texas 77002, and our telephone number is (713) 307-8700. Our corporate website address is www.endeavourcorp.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The offering

Common stock offered by us	35,000,000 shares

Common stock to be outstanding after the offering	115,769,563 shares. The number of shares of common stock outstanding after the offering excludes (i) up to 1,600,308 shares reserved for issuance under our employee incentive plans, pursuant to which options to purchase 4,529,201 shares at a weighted average exercise price of $3.13 per share are outstanding as of September 30, 2006, (ii) 16,185,260 shares issuable upon the conversion of our Convertible Notes with an initial conversion price of $5.02, (iii) up to 1,645,000 shares reserved for issuance under options and warrants not under employee incentive plans at a weighted average exercise price of $2.83 per share and (iv) 50,000,000 shares issuable upon conversion of the Series A Convertible Preferred Stock, with a conversion price of $2.50. For a more detailed discussion of the Series A Convertible Preferred Stock, please see “The Acquisition—Financing—Series A Convertible Preferred Stock.” We also have 19,714 shares of preferred stock outstanding as of September 30, 2006.

Use of proceeds	The net proceeds to us from the offering, after deducting underwriter discounts and commissions and our estimated offering expenses, will be approximately $77 million. We intend to use the net proceeds from this offering to fund a portion of the purchase price for and the costs of the Acquisition. If we do not close the Acquisition, we will use the proceeds from this offering for general corporate purposes, including funding our exploration and development program, providing capital to support development costs associated with future discoveries, and funding possible future acquisitions. However, in the event the Acquisition does not close as a result of a breach by us under the Acquisition documents (including any failure by us to obtain financing), we may be forced to use a portion of the proceeds from this offering to pay liquidated damages of $25 million. See “Use of proceeds” and “Risk factors.”

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 5,250,000 additional shares of our common stock at the price to public set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions to cover over-allotments, if any.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future.

Lock-up	We have agreed with J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC, in the underwriting agreement for this offering, that we will not, without the prior written consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC, sell any shares of our common stock, either directly or indirectly, or issue options or warrants to acquire such shares or securities exchangeable or exercisable for or convertible into such shares, subject to certain exceptions, during a 180 day lock-up period following the closing of the offering. See “Underwriting.”

American Stock Exchange symbol for our common stock	END

Risk factors	You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, the specific factors set forth under “Risk factors” beginning on page S-14 of this prospectus supplement and page 2 of the accompanying prospectus, before deciding whether to invest in our common stock.

Summary historical and pro forma consolidated
financial data

The following table sets forth our summary consolidated historical and pro forma financial data, in each case for the periods and as of the dates indicated. The consolidated historical financial data as of and for the fiscal year ended December 31, 2005 are derived from our audited consolidated financial statements. The consolidated interim financial data as of and for the six months ended June 30, 2006 and 2005 are derived from our unaudited financial statements.

The unaudited pro forma condensed combined financial information has been derived by applying pro forma adjustments to our historical audited and unaudited combined financial statements appearing elsewhere in this prospectus. The unaudited pro forma combined statements of operations and the unaudited pro forma condensed combined balance sheet have been adjusted to reflect the following as if they had occurred on January 1, 2005 and June 30, 2006, respectively:

•	our issuance of 35 million shares of common stock for proceeds of $77.3 million, net of estimated expenses of $4.9 million;

•	the purchase of Talisman Expro Limited from Talisman Resources Limited (“Talisman”) for approximately $414 million in cash, before adjustments;

•	borrowings of $146 million under our anticipated $225 million senior bank facility (which has an anticipated initial borrowing base of approximately $195 million) and $75 million under our anticipated second lien term loan; and

•	proceeds of $121.4 million that we will receive from the issuance of the Series A Convertible Preferred Stock, net of $3.6 million in estimated expenses. The Series A Convertible Preferred has a 10.0% annual dividend (compounded quarterly) if dividends are paid in cash and a 10.42% annual dividend (compounded quarterly) if dividends are paid in stock. The annual dividend rate will be reduced to 8.92% (compounded quarterly) if the dividend is paid in stock or 8.5% (compounded quarterly) if the dividend is paid in cash if our stockholders approve the exchange of the Series A Convertible Preferred Stock for a new series of the convertible preferred stock which is identical to the Series A Convertible Preferred Stock except for the inclusion of additional antidilution provisions. The reduced dividend rate will be retroactive to the date of issuance if stockholder approval is obtained within 120 days of the issuance.

The pro forma information presented is based on preliminary estimates of the fair values of assets to be acquired and liabilities to be assumed, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our historical combined financial statements upon the closing of the Acquisition will depend on a number of factors, including additional information available and completion of the appraisal for our net assets on the closing date of the Acquisition. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

During the periods presented, the Acquisition assets were not accounted or operated as a separate division by Talisman. Certain costs, such as depreciation, depletion and amortization, interest, accretion, general and administrative expenses, and corporate income taxes were not allocated to all the individual properties. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances. Revenues and direct operating expenses included in the accompanying unaudited pro forma condensed combined financial information represent our net working interest in the properties acquired for the periods prior to the respective closing dates and are presented on the accrual basis of accounting. The audited statements of revenues and direct operating expenses of the Acquisition assets are included elsewhere in this prospectus supplement.

The pro forma and further adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent what our results of operations or financial condition would have been had the Acquisition actually occurred on the dates indicated and does not purport to project our results of operations or financial condition for any future period or as of any future date. The unaudited pro forma condensed historical combined financial information should be read in conjunction with the information contained in “Risk factors,” “Use of proceeds,” “Capitalization,” “Selected historical financial information,” “Unaudited pro forma condensed combining financial statements” and “Management’s discussion and analysis of financial condition and results of operations” and the historical combined financial statements and related notes appearing elsewhere in this prospectus.

The data in the following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes and should be read together with “Management’s discussion and analysis of financial condition and results of operations,” each of which is included in this prospectus supplement and the accompanying prospectus.

				Pro Forma
	Six months ended		Year ended		Year ended
	June 30,		December 31,	Six months ended	December 31,
(Amounts in thousands, except per share data)	2006	2005	2005	June 30, 2006	2005

Revenues	$16,121	$16,793	$38,656	$117,428	$209,014
Expenses:
Operating expenses	5,156	5,374	11,990	19,610	38,812
Depreciation, depletion and amortization	4,527	4,461	9,337	30,590	68,523
Impairment of oil and gas properties	849	—	27,116	849	27,116
General and administrative	10,749	8,525	18,223	10,749	18,223
Other	—	79	79	—	79

Total expenses	21,281	18,439	66,745	61,798	152,753

Income/loss from operations	(5,160)	(1,646)	(28,089)	55,630	56,261
Other (income) expense:
Interest expense	2,343	1,965	4,322	12,702	25,039
Litigation settlement expense	—	—	5,265	—	5,265
Gain on sale of oil and gas assets	—	(14,944)	(14,966)	—	(14,966)
Other	2,913	(1,605)	(2,868)	2,913	(2,868)

Total other expense	5,256	(14,584)	(8,247)	15,615	12,470

Income/loss before minority interest	(10,416)	12,938	(19,842)	40,015	43,791
Minority interest	—	(470)	(470)	—	(470)

Income/loss before income taxes	(10,416)	12,468	(20,312)	40,015	43,321
Income tax expense	6,832	3,864	11,061	34,450	36,170

Net income (loss)	(17,248)	8,604	(31,373)	5,565	7,151
Preferred stock dividends	(79)	(79)	(158)	(6,592)	(13,184)

Net income (loss) to common stockholders	$(17,327)	$8,525	$(31,531)	$(1,027)	$(6,033)

Net income (loss) per common share:
Basic	$(0.22)	$0.12	$(0.42)	$(0.01)	$(0.05)
Diluted	$(0.22)	$0.11	$(0.42)	$(0.01)	$(0.05)
Weighted average number of common shares outstanding:
Basic	78,687	73,786	74,433	119,923	111,512
Diluted	78,687	76,094	74,433	119,923	111,512

As of June 30, 2006
(Amounts in thousands)	Historical	Pro forma

Balance sheet data:
Cash and cash equivalents	$38,581	$38,581
Property and equipment, net	87,655	330,508
Total assets	197,767	736,764
Long-term debt, including current maturities	81,250	302,250
Stockholders’ equity	38,859	210,710

Summary proved reserves and operating data

The following tables present certain information with respect to our estimated net proved oil and gas reserves average sales volumes, sales prices and average production costs at year end for the periods presented on an actual historical basis and on a pro forma basis assuming that our interest in the Enoch field and the Acquisition had been consummated as of December 31, 2005.

For the year ended December 31, 2005, our oil and gas reserves were reviewed and audited by Gaffney, Cline & Associates Ltd., independent petroleum engineers (“GCA”).

For the year ended December 31, 2005, the oil and gas reserves associated with the Acquisition and the oil and gas reserves of the Enoch field were prepared by Netherland, Sewell & Associates, Inc. (“NSA”).

See “Risk factors—Risks related to our business—Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of our assets will materially affect the quantities and present value of those reserves.”

As of December 31, 2005	Historical	Pro forma(1)

Proved reserves:
Oil (MBbl)	1,164	7,141
Natural gas (MMcf)	6,297	28,477
Barrel of oil equivalent (Boe)	2,214	11,888
Proved developed reserves percentage	37%	72%

(1)	Includes the effect of our interest in the Enoch field, acquired May 2006, and the Acquisition as if such acquisitions had been completed as of December 31, 2005. The Acquisition is subject to a number of conditions and may not close.

			Pro forma
	Six months ended	Year ended	Year ended	Six months ended
	June 30, 2006	December 31, 2005	December 31, 2005	June 30, 2006

Net sales volumes:
Oil (MBbl)	272	726	1,070	2,837
Natural gas (MMcf)	92	184	4,877	9,470
Barrels of oil equivalents (Boe)	288	756	1,883	4,415
Average prices:
Oil, without hedges ($/Bbl)	$65.42	$54.92	$59.67	$49.73
Oil, with hedges ($/Bbl)	55.58	51.74	57.16	48.92
Natural gas, without hedges ($/Mcf)	10.33	6.06	11.54	7.42
Barrel of oil equivalent, without hedges ($/Boe)	65.24	54.17	20.20	17.17
Barrel of oil equivalent, with hedges ($/Boe)	55.92	51.12	19.74	16.98
Costs and expenses:
Operating expense ($/Boe)	$17.88	$15.85	$10.41	$8.79
General and administrative ($/Boe)	37.28	24.09	5.71	4.13
DD&A expense ($/Boe)	15.70	12.34	16.25	15.52

Risk factors

You should carefully consider each of the following risks and all of the information set forth in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks related to the Acquisition

The Acquisition may not close as anticipated.

We expect that the Acquisition will close before the end of the fourth quarter of 2006. However, this offering is not conditioned on the closing of the Acquisition, and it is possible that the Acquisition ultimately may not close. The closing of the Acquisition is subject to our obtaining all relevant third-party and government consents, as well as our compliance with other requirements contained in the purchase agreement governing the Acquisition. Please see “The Acquisition—Assets to be acquired,” for a discussion of the material closing conditions.

In addition to the risks discussed below, the failure to close the Acquisition may inhibit our ability to execute our business plan, and we cannot predict the resultant impact on our stock price if the Acquisition does not close.

The closing of the Acquisition is not conditioned on our ability to secure adequate financing to fund the purchase price.

The agreement governing the Acquisition does not contain as a condition to closing a condition that we have obtained sufficient financing to fund the purchase price. After the application of the net proceeds from this offering, we will require substantial additional funds to consummate the Acquisition. Although we have commitments in place, these commitments contain conditions that if not satisfied would permit the providers of such financing to not deliver their funds. If we are unable to close the Acquisition due to any breach on our behalf, including failure to obtain financing for the Acquisition, we would be required under our agreement with Talisman to pay liquidated damages in the amount of $25 million. In addition, even after paying liquidated damages, we could nevertheless be exposed to material contractual and other claims for failure to close as a result of a breach by us. The payment of any liquidated damages or a claim for breach could have a material adverse effect on our financial position and results of operations. For a more detailed discussion of the terms and conditions related to our financing for the Acquisition, please see “The Acquisition—Financing.”

The Series A Convertible Preferred Stock includes a covenant that will limit our ability to issue common stock in the future.

The Series A Convertible Preferred Stock includes a covenant that we will not, without the prior approval of a majority of the holders of the Series A Convertible Preferred Stock, directly or indirectly, issue or sell any shares of common stock for a price per share less than the conversion price applicable to the Series A Convertible Preferred Stock. This restrictive covenant will lapse and no longer be in force and effect if we obtain the approval of a majority of the holders of our common stock to include certain antidilution provisions in the Series A Convertible

Preferred Stock, which would protect the holders of the Series A Convertible Preferred Stock in the event that we issue shares of common stock at a price below the applicable conversion price. If such shareholder approval is not obtained, then the restrictive covenant shall continue for so long as the Series A Convertible Preferred Stock is outstanding. This restrictive covenant would restrict us from having available equity capital from common stock issuances in situations in which the market price of our common stock was then below the conversion price of the Series A Convertible Preferred Stock and could adversely impact our ability to finance future acquisitions or operations. Please see “The Acquisition—Financing—Series A Convertible Preferred Stock—Special covenants; antidilution protection.”

Risks related to our business

We have had operating losses to date and do not expect to be profitable in the foreseeable future.

We have been operating at a loss each year since our inception, and we may incur losses in the future. Net loss for the years ended December 31, 2005, 2004 and 2003 was $31.4 million, $23.4 million and $36.8 million, respectively. In addition, we reported a net loss of $17.2 million for the six months ended June 30, 2006. We expect to incur substantial expenditures in connection with our oil and gas exploration development and production activities which will be in excess of operating cash flows and will require us to seek external sources of capital in the future.

Because we have a limited operating history in the North Sea, you may not be able to evaluate our current business and future earnings prospects accurately.

We began focusing our operations in the North Sea in February 2004, following the completion of our acquisition of NSNV, Inc. (“NSNV”). As a result, we have a limited operating history in this region upon which you can base an evaluation of our current business and our future earnings prospects. In addition, the historical financial statements for the years ended December 31, 2004 and 2003 included or incorporated by reference into this prospectus supplement and the accompanying prospectus reflect our historical operations while we were not operating solely in the North Sea. Accordingly, you have limited financial information relating to our results of operations from the North Sea upon which to make your decision whether to invest in our common stock.

Our ability to produce commercial quantities of oil and gas from our properties may be adversely affected by factors outside of our control. If we are unable to produce oil and gas from our properties in commercial quantities, our operations will be severely affected.

Our business of exploring for, developing and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that the wells, although productive, do not produce oil or gas in economic quantities. In 2005, we drilled four wells in the United Kingdom, none of which found commercial quantities of hydrocarbons. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids, or other conditions may substantially delay or prevent completion of any well. This could result in a total loss of our investment in a particular property. Certain of our operating areas are subject to severe weather conditions which could adversely impact our operations. A productive well may become uneconomic if water or other substances are encountered, which impair or prevent the production of oil and gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. We cannot assure you that oil and gas will be produced from the properties in which we have interests, nor can we assure the marketability of oil and gas that may be acquired or discovered. Numerous factors are beyond our control, including the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, allowable production and environmental regulations. We cannot predict how these factors may affect our business.

We may not be able to replace production with new reserves which could cause our production and reserves to decline.

Our future oil and gas production is highly dependent upon our level of success in finding or acquiring additional reserves. In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Our reserves will decline unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities.

We have limited control over the availability or cost of drilling rigs and other equipment and services which are essential to our operations, and market conditions or transportation impediments may hinder access to oil and gas markets or delay production.

We have limited control over the availability and cost of drilling rigs and other services and equipment which are necessary for us to carry out our exploration and development activities. Procuring a sufficient number of drilling rigs is expensive and difficult as the market for such rigs is highly competitive. The cost of all oil field services has increased significantly during the past year as oil and gas companies have sought to increase production. There is no assurance that we will be able to contract for such services or equipment on a timely basis or that the cost of such services and equipment will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment supplies or personnel could delay or adversely affect our exploration and development operations, which could have a material adverse effect on business, financial condition or results of operations.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the location of our drilling operations may hinder our access to oil and gas markets, or delay production or increase our expenses. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines and terminal facilities.

If we are unable to identify additional oil and gas prospects in which we can acquire an interest at an affordable price, we may not be able to grow successfully.

One element of our strategy is to continue to grow through selected acquisitions of additional interests in oil and gas prospects. This strategy may not be successful, however, because:

•	we may not be able to identify additional desirable oil and gas prospects and acquire interests in such prospects at a desirable price;

•	any of our completed, currently planned, or future acquisitions of interests in oil and gas prospects may be found not to include prospects that contain proved oil or gas reserves;

•	we may not have the ability to develop prospects that contain proved oil or gas reserves to the point of commercial production;

•	we may not have the financial ability to complete additional acquisitions of interests in oil and gas prospects or to develop the prospects that we acquire to the point of production; and

•	we may not be able to complete additional acquisitions on terms favorable to us or at all.

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of June 30, 2006, we had $81.25 million in outstanding indebtedness. In addition, in connection with the Acquisition, we expect to incur an additional $146 million in debt under our anticipated $225 million senior bank facility (which has an anticipated initial borrowing base of approximately $195 million) and $75 million in debt under our anticipated second lien term loan. Accordingly, our total outstanding debt on a pro forma basis for the Acquisition will be approximately $302.25 million. Our level of indebtedness could have important consequences on our operations, including:

•	making it more difficult for us to satisfy our obligations under our indentures or the terms of our other debt and increasing the risk that we may default on our debt obligations;

•	requiring us to dedicate a substantial portion of our cash flow from operating activities to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general business activities;

•	decreasing our ability to withstand a downturn in our business or the economy generally; and

•	placing us at a competitive disadvantage against other less leveraged competitors.

We may not have sufficient funds to repay our outstanding debt. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow from operating activities to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed, which could have a material adverse effect on our operations and negatively impact our exploration program.

We have outstanding $81.25 million of 6.00% convertible senior notes due 2012. Upon specified change of control events, each holder of those notes may require us to purchase all or a portion of the holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, up to but excluding the date of purchase, plus in certain circumstances, a make-whole premium. We cannot assure you we would have sufficient financial resources to purchase the notes for cash or satisfy our other debt obligations if we are required to purchase the notes upon the occurrence of a change of control. In addition, events involving a change of control may result in an event of default under other debt we may incur in the future.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under our pending bank facilities, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. After giving effect to the financings relating to the Acquisition, a 0.25% change in interest rates would result in a $0.6 million change in our annual interest expense.

We will not be the operator of all of the interests we own or acquire, and therefore we may not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves in respect of such interests.

A significant number of our interests, including our two producing fields, are located in blocks that we do not currently operate and as we carry out our planned drilling program, we will not serve as operator of all planned wells. As a result, we may have limited ability to exercise influence over the operations of these interests or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of expected returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside our control, including:

•	the timing and amount of their capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants to drill wells and implement other work programs;

•	selection of technology; and

•	the rate of production of the reserves.

If we are unable to obtain additional financing or generate sufficient operating cash flow, we may not be able to adequately fund our existing development and exploration projects, acquire additional oil and gas interests, or maintain our rights in such projects.

We may not have an adequate amount of financial resources to adequately fund all of our development and exploration projects. In the past, we have relied on the sale of our debt and equity securities to fund the acquisition, exploration and development of our petroleum properties. We may need to raise additional capital to continue funding these projects and to have the ability to fund additional projects. We cannot assure you that additional funding will be available to us for exploration and development of our projects or to fulfill our obligations under any agreements. We also cannot assure you that we will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of any such financing will be favorable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay, postponement or cancellation of further exploration and development of our projects or the loss of our interest in our prospects.

Competition for oil and gas properties and prospects is intense and some of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating, obtaining and developing properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors are major or independent oil and gas companies that possess and employ superior financial resources which allow them to obtain substantially greater technical and personnel resources and which better enable them to acquire and develop the prospects that they have identified. We also actively compete with other companies when acquiring new leases or oil and gas properties. Our relatively small size could adversely affect our ability to obtain new licenses in the future. Specifically, competitors with greater resources than our own can have certain advantages that are particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

Acquiring interests in properties for oil and natural gas exploration is speculative in nature and may not ever result in operating revenues or profits.

We cannot assure you that we will discover oil and gas in commercial quantities in our current properties or properties we may acquire in the future. Our success depends upon our ability to acquire working and revenue interests in properties upon which oil and gas reserves ultimately are discovered.

We face risks associated with our acquisition strategy.

As part of our growth strategy, we intend to pursue strategic acquisitions of new properties that expand our current asset base and potentially offer unexploited reserve potential. This strategy involves risks and we cannot assure you that:

•	we will identify suitable acquisition candidates or that we will be able to finance or consummate the transactions we select;

•	any acquisitions will be profitable or be successfully integrated into our operations;

•	we will be able to retain and motivate key personnel of acquired businesses;

•	any acquisitions and integrations will not divert management resources; or

•	any acquisitions and integrations will not have an adverse effect on our results of operations or financial condition.

A significant portion of our reserves are undeveloped.

A significant amount of our proved reserves are currently undeveloped. These are reserves which in order to be recovered require drilling new wells and constructing new facilities. There can be no assurance of the timing of these additional expenditures or the magnitude of the ultimate economic recovery of the undeveloped reserves.

Market fluctuations in the prices of oil and gas could adversely affect the price at which we can sell oil or gas discovered on our properties, and lower oil and gas prices may cause us to record ceiling test write-downs.

In recent decades, there have been periods of both worldwide over-production and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. These conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a regional basis. These periods historically have been followed by periods of short supply of, and increased demand for, crude oil and natural gas. The excess or short supply of oil and gas has placed pressures on prices and has resulted in dramatic price fluctuations, even during relatively short periods of seasonal market demand. We cannot predict with any degree of certainty future oil and gas prices. Changes in oil and gas prices significantly affect our revenues, operating results, profitability and the amount and value of our oil and gas reserves. Lower prices may reduce the amount of oil and gas that we can produce economically. In an attempt to reduce our price risk, we may periodically enter into hedging transactions with respect to a portion of our expected future production.

We use the full cost method of accounting for our oil and gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties (net of related deferred taxes), including estimated capitalized abandonment costs, may not exceed a “ceiling limit,” which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10% and excluding cash flows related to estimated abandonment costs, plus the lower of cost or fair value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings as an impairment charge. This is called a “ceiling test write-down.” This charge does not impact cash flow from operating activities, but does reduce net income. The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and natural gas prices are low. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. We cannot assure you that we will not experience ceiling test write-downs in the future.

Derivative transactions may limit our potential gains and involve other risks.

To manage our exposure to price risk with the Acquisition, we entered into commodity derivative contracts. We may also enter into other commodity derivative contracts from time to time with respect to a portion of our future production to manage our exposure to price risk. The goal of these commodity derivative contracts is to limit volatility and increase the predictability of cash flow. These transactions may limit our potential gains if oil and gas prices were to rise over the prices established by the derivative contracts. If oil and gas prices rise, we could be subject to margin calls. In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	the counterparties to our contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts oil or gas prices.

The use of 3-D seismic is only an interpretive tool and we may be unable to recognize significant geological features.

The use of 3-D seismic is only an interpretive tool and we may be unable to recognize significant geological features due to errors in analysis of data, processing limitations or other factors. The use of seismic information does not guarantee that the wells we drill will encounter hydrocarbons, or if we do encounter hydrocarbons, that they will be present in commercial quantities.

We operate in foreign countries and are subject to political, economic and other uncertainties.

We currently have operations in the United Kingdom, Norway and the Netherlands. We may expand our North Sea operations to other countries or regions. International operations are subject to political, economic and other uncertainties, including:

•	the risk of war, acts of terrorism, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over our international operations;

•	laws and policies of the U.S. affecting foreign trade, taxation and investment; and

•	the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

Foreign countries occasionally have asserted rights to land, including oil and gas properties, through border disputes. If a country claims superior rights to oil and gas leases or concessions granted to us by another country, our interests could be lost or decreased in value. Various regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might have a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign — owned assets. This would adversely affect our interests.

Our insurance may not protect us against business and operating risks, including an operator of a prospect in which we participate failing to maintain or obtain adequate insurance.

Oil and gas operations are subject to particular hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. If a significant accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance, it could adversely affect our financial condition and results of operations.

We do not currently operate all of our oil and gas properties. In the projects in which we own non-operating interests, the operator may maintain insurance of various types to cover our operations with policy limits and retention liability customary in the industry. The occurrence of a significant adverse event that is not fully covered by insurance could result in the loss of our total investment in a particular prospect and additional liability for us, which could have a material adverse effect on our financial condition and results of operations.

The cost of decommissioning is uncertain.

We expect to incur obligations to abandon and decommission certain structures in the North Sea. To date the industry has little experience of removing oil and gas structures from the North Sea. Few of the structures in the North Sea have been removed, and these were small steel structures and sub-sea installations in the shallow waters of the Southern North Sea. Certain groups have been established to study issues relating to decommissioning and abandonment and how the costs will be borne. Because experience is limited, we cannot predict the costs of any future decommissions for which we might become obligated.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of our assets will materially affect the quantities and present value of those reserves.

Estimating oil and gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic factors. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of these data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at our reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from estimates, perhaps significantly. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

If we are unable to fulfill commitments under any of our licenses, we will lose our interest, and our entire investment, in such license.

Our ability to retain licenses in which we obtain an interest will depend on our ability to fulfill the commitments made with respect to each license. We cannot assure you that we or the other participants in the projects will have the financial ability to fund these potential commitments. If we are unable to fulfill commitments under any of our licenses, we will lose our interest, and our entire investment, in such license. Please see “Business and properties—Significant properties.”

We are subject to environmental regulations that can have a significant impact on our operations.

Our operations are subject to a variety of national, state, local, and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, particularly in the United Kingdom and Norway where our operations are currently concentrated. Failure to comply with these laws and regulations can result in the imposition of substantial fines and penalties as well as potential orders suspending or terminating our rights to operate. Some environmental laws to which we are subject provide for strict liability for pollution damages, rendering a person liable without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products. Aquatic environments in which we operate are often particularly sensitive to environmental impacts, which may expose us to greater potential liability than that associated with exploration, development and production at many onshore locations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly requirements for oil and gas exploration and production activities could require us, as well as others in our industry, to make significant expenditures to attain and maintain compliance which could have a corresponding material adverse effect on our competitive position, financial condition or results of operations. We cannot provide assurance that we will be able to comply with future laws and regulations to the same extent that we believe we have in the past. Similarly, we cannot always precisely predict the potential impact of environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would restrict our operations in any area.

Current and future environmental regulations, including restrictions on greenhouse gases due to concerns about climate change, could reduce the demand for our products. Our business, financial condition and results of operations could be materially and adversely affected if this were to occur.

Under certain environmental laws and regulations, we could be subject to liability arising out of the conduct of operations or conditions caused by others, or for activities that were in compliance with all applicable laws at the time they were performed. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

For more information on environmental regulations impacting our business, please see “Business and properties—Environmental.”

Governmental regulations to which we are subject could expose us to significant fines and/or penalties and our cost of compliance with such regulations could be substantial.

Oil and gas exploration, development and production are subject to various types of regulation by local, state and national agencies. Regulations and laws affecting the oil and gas industry are comprehensive and under constant review for amendment and expansion. These regulations and laws carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, adversely affects our profitability.

For more information on governmental regulations that impact our business, please see “Business and properties—Regulation.”

We are dependent on our executive officers and need to attract and retain additional qualified personnel.

Our future success depends in large part on the service of our executive officers. The loss of these executives could have a material adverse effect on our business. Although we have an employment agreement with Mr. Transier, our president and chief executive officer, there can be no assurance that we will have the ability to retain his services. Further, we do not maintain key-person life insurance on Mr. Transier.

Our future success also depends upon our ability to attract, assimilate and retain highly qualified technical and other management personnel, who are essential for the identification and development of our prospects. There can be no assurance that we will be able to attract, integrate and retain key personnel, and our failure to do so would have a material adverse effect on our business.

We are unable to predict the outcome of the pending SEC investigation.

In September 2005, we, our chief executive officers and one of our directors, received subpoenas from the Philadelphia District office of the SEC in a matter captioned In the Matter of TriMedia Entertainment Group, Inc. requesting the provision of certain documents and information relating to us, TriMedia and a number of other companies and individuals. At one time, we had an investment in TriMedia. This interest was transferred as part of our restructuring that occurred in February 2004, described elsewhere in this prospectus. As part of the restructuring, our current management became affiliated with our company, and the company’s name was changed to Endeavour International Corporation. The SEC advised us that its request was in connection with a confidential private investigation and that its request should not be construed as an indication that we or any other person or entity has violated any law. We have cooperated with the SEC and provided documents and information to the SEC. We believe that neither us nor any of our officers or directors have engaged in any wrongful conduct and we do not anticipate that the SEC will make any allegations to that effect. We do not believe that the costs to be incurred by us in connection with the investigation will materially affect us. However, we are unable to predict the outcome of the investigation or whether it could have an impact on us or our operations.

Risks relating to our common stock

The trading price of our common stock may be volatile.

Smaller capitalization companies like ours often experience substantial fluctuations in the trading price of their securities. The trading price of our common stock has from time to time fluctuated significantly and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors, including those set forth herein, as well as our operating results, financial condition, announcements or drilling activities, general conditions in the oil and gas exploration and development industry, and other events or factors, some of which may be unrelated to our performance or prospects or to conditions in the industry as a whole.

There is a limited market for our common stock.

Our common stock is traded on the American Stock Exchange. Historically, there has not been an active trading market for a significant volume of our common stock. We are not certain that an active trading market for our common stock will develop, or if such a market develops, that it will be sustained, which may make it more difficult for you to sell your shares of common stock in the future.

If we, our existing stockholders or holders of our securities that are convertible into shares of our common stock sell additional shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Sales of our common stock are restricted by lock-up agreements that our directors and officers have entered into with J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC. The lock-up agreements restrict our directors and certain of our officers, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this offering without the prior written consent of each of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC. J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC may, however, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

As of October 19, 2006, we had approximately 80.8 million shares of common stock outstanding, not including the shares being sold in this offering. Of those shares, approximately 4.5 million shares are restricted shares subject to vesting periods of up to three years. The remainder of these shares are freely tradeable.

In addition, approximately 4.5 million shares are issuable upon the exercise of presently outstanding stock options under our employee incentive plans, 1.6 million shares are issuable upon the exercise of presently outstanding options and warrants outside our employee incentive plans, 16.2 million shares are issuable upon the conversion of our convertible senior notes due 2012 and up to 50.0 million shares are issuable upon conversion of the Series A Convertible Preferred Stock, based upon the conversion price of $2.50. We will file a shelf-registration statement with the SEC covering re-sales of the shares of common stock underlying the Series A Convertible Preferred Stock. Please see “The Acquisition—Financing—Series A Convertible Preferred Stock—Registration rights.”

Provisions in our articles of incorporation, by-laws and the Nevada Revised Statutes may discourage a change of control.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and the Nevada Revised Statutes, or NRS, could delay or make more difficult a change of control transaction or other business combination that may be beneficial to stockholders. These provisions include, but are not limited to, the ability of our board of directors to issue a series of preferred stock, classification of our board of directors into three classes and limiting the ability of our stockholders to call a special meeting.

We are subject to the “Combinations With Interested Stockholders Statute” and the “Control Share Acquisition Statute” of the NRS. The Combinations Statute provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the corporation’s board of directors before the person first became an interested stockholder. See “Description of Capital Stock—Nevada Anti-Takeover Statutes.”

The Control Share Statute provides that persons who acquire a “controlling interest”, as defined, in a company may only be given full voting rights in their shares if such rights are conferred by the stockholders of the company at an annual or special meeting. However, any stockholder that does not vote in favor of granting such voting rights is entitled to demand that the company pay fair value for their shares, if the acquiring person has acquired at least a majority of all of the voting power of the company. As such, persons acquiring a controlling interest may not be able to vote their shares. See “Description of Capital Stock—Nevada Anti-Takeover Statutes.”

Cautionary statement concerning
forward-looking statements

Certain matters discussed in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein and therein are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, include statements that express a belief, expectation, or intention, as well as those that are not statements of historical fact, and may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate”, “project”, “predict”, “believe”, “expect”, “anticipate”, “potential”, “plan”, “goal” or other words that convey the uncertainty of future events or outcomes. We caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	failure to close the Acquisition, or material purchase price adjustments in connection with the Acquisition;

•	discovery, estimation, development and replacement of oil and natural gas reserves;

•	decreases in proved reserves due to technical or economic factors;

•	drilling of wells and other planned exploitation activities;

•	timing and amount of future production of oil and natural gas;

•	the volatility of oil and natural gas prices;

•	availability of drilling and production equipment;

•	operating costs such as lease operating expenses, administrative costs and other expenses;

•	our future operating or financial results;

•	amount, nature and timing of capital expenditures, including future development costs;

•	cash flow and anticipated liquidity;

•	availability and terms of capital;

•	business strategy and the availability of acquisition opportunities; and

•	factors not known to us at this time.

Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. The forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. In addition, any or all of our forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein and herein may turn out to be incorrect. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including those mentioned in “Risk factors”, “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein and herein. Except as required by law, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use of proceeds

Our aggregate net proceeds from the sale of shares of our common stock in this offering will be approximately $77 million, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds we receive from this offering to fund a portion of the purchase price for and the costs of the Acquisition. The sources and uses chart below details the sources and uses of the net proceeds of this offering and the Acquisition.

Sources
(in millions)

Common stock offered hereby (gross proceeds)	$82
Series A Convertible Preferred Stock(1)	125
Senior borrowing base facility(1)	146
Second lien term loan(1)	75

$428

Uses
(in millions)

Acquisition price	$414
Estimated purchase price adjustments	(30)

Net Acquisition price	384
Hedging costs, fees and expenses(2)	44

$428

(1)	For a description of the terms of the Series A Convertible Preferred Stock, the senior bank facility and the second lien term loan, please see “The Acquisition—Financing.”

(2)	Includes investment banking fees, financing fees, commitment fees (including fees for debt and equity commitments not ultimately used) and legal, accounting and other fees and expenses associated with this offering and the Acquisition.

The completion of this offering and the completion of the Acquisition are not contingent upon each other. If we do not close the Acquisition, we will use the proceeds for general corporate purposes, including funding our exploration and development program, providing capital to support development costs associated with discoveries, and funding possible future acquisitions. However, in the event the Acquisition does not close as a result of a breach by us under the Acquisition documents (including any failure by us to obtain financing), we may be forced to use a portion of the proceeds from this offering to pay liquidated damages of $25 million and may be subject to additional claims. Please see “Risk factors—Risks related to the Acquisition—The closing of the Acquisition is not conditioned on our ability to secure adequate financing to fund the purchase price.”

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2006:

•	on a historical basis;

•	as adjusted to reflect this offering; and

•	on a pro forma basis to reflect this offering and the Acquisition and the related financing described under “The Acquisition—Financing.”

This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations”, “Selected historical consolidated financial data” and our consolidated historical and pro forma financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus and other financial information included elsewhere in this prospectus supplement and the accompanying prospectus in evaluating the material presented below.

	As of June 30, 2006
(in thousands, except for share data)	Actual	As adjusted(2)	Pro forma(3)

Cash and cash equivalents	$38,581	$115,896	$38,581

Long-term debt, including current portion
6% convertible senior notes	$81,250	$81,250	$81,250
Senior bank facility	—	—	146,000
Second lien term loan	—	—	75,000

Total long term debt	$81,250	$81,250	$302,250
Stockholders’ equity:
Common stock, par value $0.001 per share, 300,000,000 shares authorized; 80,606,261 shares issued and outstanding, actual; 115,606,261 shares issued and outstanding, pro forma as adjusted for the offering(1)	$81	$116	$116
Series B Preferred Stock, 376,287 shares authorized, 19,714 shares issued and outstanding, actual; 19,714 shares issued and outstanding, pro forma adjusted for the Acquisition	—	—	—
Series A Convertible Preferred Stock, 125,000 authorized, 125,000 shares issued and outstanding, pro forma adjusted for the Acquisition(3)	—	—	121,375
Additional paid-in capital	161,659	238,939	238,939
Accumulated deficit	(118,777)	(118,777)	(145,616)
Other equity	(4,104)	(4,104)	(4,104)

Total stockholders’ equity	$38,859	$116,174	$210,710

Total capitalization	$120,109	$197,424	$512,960

(1)	Excludes an aggregate of 1,600,308 shares of common stock reserved for issuance under our employee incentive equity plans, pursuant to which options to purchase 4,529,201 shares at a weighted average exercise price of $3.13 per share are outstanding as of September 30, 2006 and 1,645,000 shares of common stock reserved for issuance to options and warrants not under our employee incentive plan at September 30, 2006.

(2)	As adjusted amounts reflect the net proceeds from the offering of $77.3 million, excluding the underwriters’ over-allotment option.

(3)	Pro forma amounts include the effect of this offering and the Acquisition and the related financing described under “The Acquisition—Financing.” The Acquisition is subject to a number of conditions and may not close.

Price range of common stock and dividend policy

Our common stock is currently traded on the American Stock Exchange under the symbol “END”. Between February and June 2004, our common stock traded on the OTC Bulletin Board under the symbol “EVOR.” From 2002 to 2004, our common stock traded on the OTC Bulletin Board under the symbol “CSOR.”

The following table sets forth the range of high and low sales prices per share of our common stock for each of the calendar quarters identified below as reported by the American Stock Exchange or the OTC Bulletin Board. These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

	Sales Price
	High	Low

2004:
First Quarter	$5.10	$2.18
Second Quarter	4.35	3.35
Third Quarter	3.50	2.55
Fourth Quarter	4.55	3.22
2005:
First Quarter	$4.29	$3.35
Second Quarter	3.90	2.94
Third Quarter	5.69	3.62
Fourth Quarter	5.02	3.00
2006:
First Quarter	$3.79	$2.75
Second Quarter	3.80	2.10
Third Quarter	3.19	2.28
Fourth Quarter (through October 19, 2006)	2.68	2.01

On October 19, 2006, the last reported sale price of our common stock on the American Stock Exchange was $2.50 per share. As of September 30, 2006, there were 199 stockholders of record. We believe that there are a number of additional beneficial owners of our common stock who hold such shares in street name.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Nevada law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant.

Dilution

The net tangible book value of our common stock as of June 30, 2006 was approximately $7 million, or $0.09 per share. Net tangible book value per share represents our total tangible assets less our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of 35 million shares of common stock in this offering at an offering price of $2.35 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the net tangible book value of our common stock as of June 30, 2006 would have been approximately $84 million, or $0.73 per share. Purchasers of our common stock in this offering will experience immediate dilution in net tangible book value per share of $1.62 per share. The following table illustrates this dilution per share.

Offering price per share		$2.35
Net tangible book value per share as of June 30, 2006	$0.09
Increase in net tangible book value per share attributable to new investors	$0.64

Less: Net tangible book value per share after the offering		$0.73

Dilution in net tangible book value per share to new investors		$1.62

Selected historical consolidated financial data

The following table sets forth our selected consolidated historical financial data in each case for the periods and as of the dates indicated. The consolidated historical financial data as of and for the fiscal years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. The consolidated interim financial data as of and for the six months ended June 30, 2006 and 2005 are derived from our unaudited financial statements.

The data in the following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes and should be read together with “Management’s discussion and analysis of financial condition and results of operations,” each of which is included in this prospectus supplement.

	For the
	six months ended
	June 30,		For the year ended December 31,
(Amounts in thousands, except per share data)	2006	2005	2005	2004	2003

Revenues	$16,121	$16,793	$38,656	$3,663	$27
Loss from operations	(5,160)	(1,646)	(28,089)	(15,492)	(31,922)
Net income (loss)	(17,248)	8,604	(31,373)	(23,372)	(36,829)
Net income (loss) to common stockholders	(17,327)	8,525	(31,531)	(23,797)	(41,235)
Net income (loss) per common share:
Basic	$(0.22)	$0.12	$(0.42)	$(0.37)	$(1.18)
Diluted	$(0.22)	$0.11	$(0.42)	$(0.37)	$(1.18)
Net cash provided by (used in):
Operating activities	(13,918)	9,289	27,962	6,918	(3,179)
Investing activities	(29,611)	5,817	(34,972)	(35,233)	(7,475)
Financing activities	3,210	74,195	75,411	36,487	10,381

	June 30,		December 31,
	2006	2005	2005	2004	2003

Summary balance sheet data:
Net working capital	27,563	84,810	49,638	4,699	(6,051)
Total assets	197,767	200,556	186,966	101,737	12,582
Long-term debt	81,250	81,250	81,250	2,150	—
Equity	38,859	75,977	40,344	56,972	3,181

Unaudited pro forma condensed combined
financial statements

The following unaudited pro forma condensed combined financial statements have been derived by applying pro forma adjustments to our historical audited and unaudited combined financial statements appearing elsewhere in this prospectus. The unaudited pro forma combined statements of operations give effect to the issuance of 35 million shares of common stock for proceeds of $77.3 million, net of estimated expenses of $4.9 million, as if it had occurred on January 1, 2005. The unaudited pro forma condensed combined balance sheet gives effect to this offering as if it had occurred on June 30, 2006. The unaudited pro forma combined statements of operations and the unaudited pro forma condensed combined balance sheet have been additionally adjusted to reflect the following as if they had occurred on January 1, 2005 and June 30, 2006, respectively:

•	the purchase of Talisman Expro Limited from Talisman for approximately $414 million in cash, before adjustments (the “Acquisition”);

•	borrowings of $146 million under our anticipated $225 million senior bank facility (which has an anticipated initial borrowing base of approximately $195 million) and $75 million under our anticipated second lien term loan; and

•	proceeds of $121.4 million that we expect to receive from the issuance of the Series A Convertible Preferred Stock, net of $3.6 million in estimated expenses. The Series A Convertible Preferred Stock has a 10.0% annual dividend (compounded quarterly) if dividends are paid in cash and a 10.42% annual dividend (compounded quarterly) if dividends are paid in stock. The annual dividend rate will be reduced to 8.92% (compounded quarterly) if the dividend is paid in stock or 8.5% (compounded quarterly) if the dividend is paid in cash if our stockholders approve the exchange of the Series A Convertible Preferred Stock for a new series of the convertible preferred stock which is identical to the Series A Convertible Preferred Stock except for the inclusion of additional antidilution provisions. The reduced dividend rate will be retroactive to the date of issuance if stockholder approval is obtained within 120 days of the issuance.

The pro forma information presented is based on preliminary estimates of the fair values of assets to be acquired and liabilities to be assumed, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our historical combined financial statements upon the closing of the Acquisition will depend on a number of factors, including additional information available and completion of the appraisal for our net assets on the closing date of the Acquisition. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

During the periods presented, the Acquisition assets were not accounted or operated as a separate division by Talisman. Certain costs, such as depreciation, depletion and amortization, interest, accretion, general and administrative expenses, and corporate income taxes were not allocated to all the individual properties. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances. Revenues and direct operating expenses included in the accompanying unaudited pro forma condensed combined financial information represent our net working interest in the properties to be acquired for the periods prior to the respective closing dates and are presented on the accrual basis of accounting. The audited statements of revenues and direct operating expenses of the Acquisition assets are included elsewhere in this prospectus supplement.

The pro forma and further adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial condition would have been had the Acquisition actually occurred on the dates indicated or project our results of operations or financial condition for any future period or as of any future date. The unaudited pro forma condensed historical combined financial information should be read in conjunction with the information contained in “Risk factors,” “Use of proceeds,” “Capitalization,” “Selected historical financial information,” “Management’s discussion and analysis of financial condition and results of operations” and the historical combined financial statements and related notes appearing elsewhere in this prospectus.

Unaudited pro forma condensed combined balance sheet
as of June 30, 2006

					Pro forma		Pro forma
(amounts in thousands)	Endeavour	Offering	Pro forma	Acquisition	adjustments		combined

		(A)		(B)

Current assets:
Cash	$38,581	$77,315	$115,896	$(388,786)	$311,471	(C), (D), (E), (F)	$38,581
Receivables	6,267		6,267	12,582			18,849
Other current assets	28,697		28,697	6,284			34,981

Total current assets	73,545	77,315	150,860	(369,920)	311,471		92,411
Property and equipment, net	87,655		87,655	242,853			330,508
Goodwill	27,795		27,795	273,213			301,008
Other assets	8,772		8,772	—	4,065	(D)	12,837

Total assets	$197,767	$77,315	$275,082	$146,146	$315,536		$736,764

Current Liabilities:
Accounts payable	$10,426		$10,426	$36,350			$46,776
Accrued expenses and other current liabilities	35,556		35,556				35,556

Total current liabilities	45,982		45,982	36,350			82,332
Long-term debt	81,250		81,250	—	221,000	(C)	302,250
Deferred taxes	22,586		22,586	83,894			106,480
Other liabilities	9,090		9,090	25,902			34,992

Total liabilities	158,908		158,908	146,146	221,000		526,054
Stockholders’ equity:
Common stock, preferred stock and paid in capital	161,740	77,315	239,055	—	121,375	(F)	360,430
Other equity	(4,104)		(4,104)	—			(4,104)
Accumulated deficit	(118,777)		(118,777)	—	(26,839	)(E)	(145,616)

Total stockholders’ equity	38,859	77,315	116,174	—	94,536		210,710

Total liabilities and stockholders’ equity	$197,767	$77,315	$275,082	$146,146	$315,536		$736,764

Unaudited pro forma condensed combined
statement of operations
for the six months ended June 30, 2006

(amounts in thousands,						Pro Forma		Pro Forma
except per share data)	Endeavour	Offering	Pro Forma	Acquisition		Adjustments		Combined

		(A)

Revenues	$16,121		$16,121	$101,307	(G)			$117,428
Expenses:
Operating expenses	5,156		5,156	14,079	(G)	375	(H)	19,610
Depletion and amortization	4,527		4,527	—		26,063	(I)	30,590
Impairment of oil and gas properties	849		849	—				849
General and administrative	10,749		10,749	—				10,749

Total expenses	21,281		21,281	14,079		26,438		61,798

Income (loss) from operations	(5,160)		(5,160)	87,228		(26,438)		55,630
Other (income) expense:
Interest income	(1,169)		(1,169)	—				(1,169)
Interest expense	2,343		2,343	—		10,359	(C),(D)	12,702
Other (income) expense	4,082		4,082	—				4,082

Total other (income) expense	5,256		5,256	—		10,359		15,615

Income (loss) before income taxes	(10,416)		(10,416)	87,228		(36,797)		40,015
Income tax expense	6,832		6,832			27,618	(J)	34,450

Net income (loss)	(17,248)		(17,248)	87,228		(64,415)		5,565
Preferred stock dividends	(79)		(79)	—		(6,513	)(F)	(6,592)

Net income (loss) to common stockholders	$(17,327)		$(17,327)	$87,228		$(70,928)		$(1,027)

Net income (loss) per share:
Basic	$(0.22)		$(0.15)					$(0.01)

Diluted	$(0.22)		$(0.15)					$(0.01)

Weighted average number of common shares outstanding:
Basic	78,687	35,000	113,687			6,236	(K)	119,923

Diluted	78,687	35,000	113,687			6,236	(K)	119,923

Unaudited pro forma condensed combined
statement of operations
for the year ended December 31, 2005

(Amounts in thousands,						Pro Forma		Pro Forma
except per share data)	Endeavour	Offering	Pro Forma	Acquisition		Adjustments		Combined

		(A)

Revenues	$38,656		$38,656	$170,358	(G)			$209,014
Expenses:
Operating expenses	11,990		11,990	26,072	(G)	750	(H)	38,812
Depletion and amortization	9,337		9,337	—		59,186	(I)	68,523
Impairment of oil and gas properties	27,116		27,116	—				27,116
General and administrative and other	18,302		18,302	—				18,302

Total expenses	66,745		66,745	26,072		59,936		152,753

Income (loss) from operations	(28,089)		(28,089)	144,286		(59,936)		56,261
Other (income) expense:
Interest income	(2,605)		(2,605)	—				(2,605)
Interest expense	4,322		4,322	—		20,717	(C),(D)	25,039
Gain on sale of oil and gas assets	(14,966)		(14,966)	—				(14,966)
Litigation settlement expense	5,265		5,265	—				5,265
Other (income) expense	(263)		(263)	—				(263)

Total other (income) expense	(8,247)		(8,247)	—		20,717		12,470

Income (loss) before income taxes and minority interest	(19,842)		(19,842)	144,286		(80,653)		43,791
Minority interest	(470)		(470)					(470)

Income (loss) before income taxes	(20,312)		(20,312)	144,286		(80,653)		43,321
Income tax expense	11,061		11,061			25,109	(J)	36,170

Net income (loss)	(31,373)		(31,373)	144,286		(105,762)		7,151
Preferred stock dividends	(158)		(158)	—		(13,026	)(F)	(13,184)

Net income (loss) to common stockholders	$(31,531)		$(31,531)	$144,286		$(118,788)		$(6,033)

Net loss per share:
Basic	$(0.42)		$(0.29)					$(0.05)

Diluted	$(0.42)		$(0.29)					$(0.05)

Weighted average number of common shares outstanding:
Basic	74,433	35,000	109,433			2,079	(K)	111,512

Diluted	74,433	35,000	109,433			2,079	(K)	111,512

(A)	To record the offering by the issuance of 35 million shares of common stock for proceeds of $77.3 million, net of estimated expenses of $4.9 million.

(B)	To record the acquisition of Talisman Expro Limited for approximately $414 million in cash. The preliminary purchase price allocation is determined as follows:

Cash paid	$414,000
Purchase price adjustments, including estimated cash flows from Acquisition assets from economic date of January 1, 2006 to closing	(30,000)
Estimated expenses	4,786

Preliminary purchase price	$388,786

Allocation of purchase price:
Current assets	$18,866
Property, plant and equipment	242,853
Goodwill	273,213
Current liabilities	(36,350)
Deferred taxes	(83,894)
Other long-term liabilities	(25,902)

Total	$388,786

The purchase price allocation set forth above and reflected in the pro forma financials is preliminary and subject to change based on the fair value of the Acquisition cash flows from the economic date, working capital and other liabilities on the effective date and the actual transaction expenses incurred.

(C)	To record the issuance of $146 million in borrowing base debt and $75 million under the second lien term loan, assuming a weighted average interest rate of 9.1%.

(D)	To record $4.1 million of deferred financing fees capitalized in connection with the issuance of the borrowing base debt and second lien term loan and amortization over the life of the debt, which is five years for each facility.

(E)	To reflect estimated fees for unutilized debt and equity commitments. These fees are expected to be expensed during the fourth quarter of 2006.

(F)	To record the issuance of $121.4 million of proceeds of convertible preferred stock, net of $3.6 million in estimated expenses. The convertible preferred stock has an annual dividend, payable in cash or stock. For purposes of these pro forma financial statements, the dividend rate is 10.42% per annum. Although the dividend rate will be 10.0% per annum if the dividend is paid in cash, we have assumed for these pro forma financial statements that the dividend will be paid in stock. In addition, the annual dividend rate will be reduced to 8.92% per annum if the dividend is paid in stock or 8.5% per annum if the dividend is paid in cash if our stockholders approve the exchange of the Series A Convertible Preferred Stock for a new series of convertible preferred stock which is identical to the Series A Convertible Preferred Stock except for the inclusion of additional antidilution provisions. The reduced dividend rate will be retroactive to the date of issuance if stockholder approval is obtained within 120 days of the issuance. Please see “The Acquisition—Financing—Series A Convertible Preferred Stock.”

(G)	To record the historical revenues and direct operating expenses of the Acquisition.

(H)	To record estimated additional operating expenses for the Acquisition.

(I)	To record depletion and amortization after giving affect to the purchase price allocation under the full cost method of accounting for oil and gas properties. The depletion and amortization rate of $15.52 per equivalent barrel is estimated based on proved reserves at June 30, 2006. Endeavour’s historical impairment of oil and gas properties has not been adjusted for the Acquisition.

(J)	To record the income tax effect of the Acquisition on a combined basis with our UK operations and petroleum revenue tax.

(K)	To reflect the payment, in common stock, of dividends on the convertible preferred stock. The dividends are payable quarterly beginning three months after issuance of the convertible preferred stock.

Management’s discussion and analysis of
financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected historical consolidated financial data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. See “Cautionary statement regarding forward-looking statements”.

Pending acquisition

Description of the Acquisition

During the second quarter of 2006, we entered into an agreement with a subsidiary of Talisman Energy Inc. to purchase all of the outstanding shares of Talisman Expro Limited for US $414 million, subject to certain purchase price adjustments. The Acquisition includes seven producing fields in the Central North Sea section of the United Kingdom Continental Shelf with approximately 8,800 Boe/d of production for the first six months of 2006, which would represent our first production in the United Kingdom.

The Acquisition is expected to close in the fourth quarter of 2006, and its completion is subject to the receipt of various third-party and government consents and completion of all documentation required to effect the Acquisition. This offering is not conditioned upon the completion of the Acquisition, and we cannot give you any assurance that the Acquisition will be completed successfully. For more information concerning the Acquisition, please see “The Acquisition.”

Acquisition financing

We have commitments to finance the Acquisition consisting of a $225 million senior bank facility (which has an anticipated initial borrowing base of approximately $195 million and from which we plan to draw $146 million) and a $75 million second lien term loan. We also have agreed to issue $125 million of Series A Convertible Preferred Stock. We believe that these commitments, the Series A Convertible Preferred Stock, cash on hand and the net proceeds from this offering of $77 million will be sufficient to fund the purchase price of the Acquisition. Please see “Use of proceeds.” We also have an alternative debt financing commitment in place, which we do not anticipate using. If the Acquisition is consummated, we will pay commitment fees with respect to this alternative debt financing and a previously committed alternative preferred equity financing. For a more detailed description of our financing sources for the Acquisition, including a detailed description of the terms of the Series A Convertible Preferred Stock, please see “The Acquisition—Financing.”

Overview

We have completed a series of transactions during the last three years that have significantly impacted our results of operations and financial conditions and transformed the nature and scope of our business. In 2003, we were engaged in oil and gas activities in Louisiana, Mississippi and Oklahoma with only one producing asset that began production in late 2003. In February 2004, we completed a restructuring of the company that provided a new management team focused on the exploration, exploitation and acquisition of oil and gas assets in the North Sea and resulted in the sale of our U.S. oil and gas properties. This restructuring also simplified our capital structure by repaying, repurchasing or converting to common stock all the then-outstanding debt and nearly all outstanding preferred stock.

Throughout 2004, we worked to acquire interests in properties in the North Sea, culminating with the award of licenses in the 22nd License Round in the United Kingdom and the acquisition of the majority interest in OER in late 2004. The year 2005 represents a full year’s contribution of the Norwegian assets acquired from OER and reflects the initiation of drilling in the United Kingdom and the continuation of our efforts to acquire interests in properties in the North Sea. The major transactions and events impacting the last three years include:

Acquisitions

•	The acquisition of the 76.66% majority interest in OER was completed in November 2004 for approximately $27.6 million in cash. The acquisition of the remaining 23.34% minority interest in OER, was completed in January 2005 for an aggregate consideration paid of $10.7 million, including approximately $1.4 million in cash and 2,183,617 shares of our common stock;

•	The NSNV acquisition was completed in February 2004. The NSNV acquisition was accounted for as a purchase of assets and not a business combination, and the consideration given was allocated to the fair value of the identifiable assets and liabilities acquired with the excess of $10.8 million expensed.

•	In the second quarter of 2003, prior to the restructuring, we purchased a partnership with interests in certain oil and gas activities in Oklahoma through the issuance of 3.3 million shares of common stock, warrants to purchase 1.7 million common shares at an exercise price of $2.00 per share expiring in three years and $2.7 million in cash. These partnership interests were sold during our restructuring in 2004. For more detailed information regarding our outstanding options and warrants, please see Note 13 to our consolidated financial statements which accompany this prospectus supplement.

Dispositions

•	The sale of our partnership interests in Thailand to a private entity for net proceeds of approximately $19 million was completed in the second quarter of 2005. We recorded a gain on the sale of these interests of approximately $15 million.

•	The sale of all of our equity interest in Louisiana Shelf Partners, L.P. was completed in the second quarter of 2004 for $250,000 in cash and a $2 million contingent deferred payment that is payable from proceeds from production of drilling activities on the oil and gas leases held by Louisiana Shelf. We recorded a loss on the sale of these interests of approximately $0.9 million.

•	The sale of our entire limited partnership interests in partnership with interests in certain oil and gas leases located in Mississippi was completed in the first quarter of 2004 for $5.0 million. We recorded a gain on the sale of these interests of approximately $1.3 million.

•	The sale of our entire limited partnership interest in CSR-Waha Partners, LP was completed in January 2003 for $0.2 million cash and a $1.5 million promissory note and 0.6 million shares of common stock of the purchaser. The promissory note was sold at face-value during our restructuring in 2004.

Financing

•	We issued 25 million shares of common stock at $2.00 per share in a private placement in February 2004 for estimated net proceeds of $46 million after deduction of offering expenses.

•	Simultaneously with the completion of the NSNV acquisition and the offering of 25 million shares of common stock, we restructured our non-core assets, debt and equity by repaying, converting or repurchasing all outstanding debt and nearly all outstanding preferred stock.

•	We issued $81.25 million aggregate principal amount of 6.00% convertible senior notes due 2012 in a private placement during the first quarter of 2005.

Operations

•	The first of our wells in our 2006 drilling program was spud in early February 2006 in the UK sector of the North Sea. The well has successfully tested as a gas discovery and is located within close proximity to several potential transportation routes.

•	With the completion of the OER acquisition in November 2004, we acquired our first reserves and began generating our first revenues from properties in the North Sea. 2005 represents the first full-year contribution of these assets.

•	During the third quarter of 2005, we began drilling the first wells in our ongoing exploration program. By the end of 2005, we had determined that each of the four wells drilled in the UK area of the North Sea were unsuccessful and recorded $27.1 million in impairments in 2005. We incurred additional costs related to these wells of approximately $0.8 million that have been expensed in the first quarter of 2006.

•	Prior to the NSNV acquisition, we drilled three wells in the United States during 2003, two of which were unsuccessful. As a result of the unsuccessful drilling, we recorded $25.2 million in impairment in 2003. These properties were sold during 2004.

Results of operations

The following table sets forth our operational data for the period indicated:

	For the
	six months ended		For the year ended
	June 30,		December 31,
(Amounts in thousands, except per share data)	2006	2005	2005	2004	2003

Revenues	$16,121	$16,793	$38,656	$3,663	$27
Expenses:
Operating expenses	5,156	5,374	11,990	2,066	6
Depreciation, depletion and amortization	4,527	4,461	9,337	2,180	1,497
Impairment of oil and gas properties	849	—	27,116	—	25,168
General and administrative	10,749	8,525	18,223	14,708	2,132
Other	—	79	79	201	3,146

Total expenses	21,281	18,439	66,745	19,155	31,949

Loss from operations	(5,160)	(1,646)	(28,089)	(15,492)	(31,922)
Other (income) expense:
Consideration given in excess of fair market value of assets acquired	—	—	—	10,779	—
Interest expense	2,343	1,965	4,322	295	3,570
Litigation settlement expense	—	—	5,265	—	—
Gain on sale of oil and gas assets	—	(14,944)	(14,966)	(355)	—
Other	2,913	(160)	(2,868)	(3,387)	1,419

Total other expense	5,256	(14,584)	(8,247)	7,332	4,989

Loss before minority interest	(10,416)	12,938	(19,842)	(22,824)	(36,911)
Minority interest	—	(470)	(470)	122	82

Loss before income taxes	(10,416)	12,468	(20,312)	(22,702)	(36,829)
Income tax expense	6,832	3,864	11,061	670	—

Net loss	(17,248)	8,604	(31,373)	(23,372)	(36,829)
Preferred stock dividends	(79)	(79)	(158)	(425)	(4,406)

Net loss to common stockholders	$(17,327)	$8,525	$(31,531)	$(23,797)	$(41,235)

Net income (loss) per common share:
Basic	$(0.22)	$0.12	$(0.42)	$(0.37)	$(1.18)
Diluted	$(0.22)	$0.11	$(0.42)	$(0.37)	$(1.18)
Weighted average number of common shares outstanding:
Basic	78,687	73,786	74,433	64,400	35,076
Diluted	78,687	76,094	74,433	64,400	35,076

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Revenues.  Our producing assets are concentrated in Norway with interests in two producing fields, both operated by Norsk Hydro. Oil and condensate sales volumes decreased from the second quarter of 2005 to the second quarter of 2006 primarily due to planned shut-downs at one of the producing fields for maintenance. Oil and condensate sales volumes decreased from the six months ended June 30, 2005 to the same period of 2006 primarily due to the planned shut-down, the schedule of tanker liftings between the periods and delays in development activities. With the significant increases in worldwide oil and gas commodity prices from 2005 to 2006, our revenues and realized prices have increased correspondingly, partially offset by the losses realized under our oil hedging activities. During the second quarter of 2006 and 2005, we realized $1.6 million and $0.4 million, respectively, as a reduction to revenue related to settlements of oil hedging activities. During the six months ended June 30, 2006 and 2005, we realized $2.7 million and $0.5 million, respectively, as a reduction to revenue related to settlements of oil hedging activities. The following table shows our average sales volumes and sales prices:

	Six months ended
	June 30,
(Amounts in thousands)	2006	2005

Oil and condensate sales (Bbl)	272,553	338,851
Oil and condensate price ($ per Bbl)	$65.42	$49.93
Oil and condensate price, including the impact of hedging activities ($ per Bbl)	$55.58	$48.32
Gas sales (Mcf)	92,377	82,235
Gas price ($ per Mcf)	$10.33	$5.12

Operating expenses.  Operating expenses decreased by $0.2 million for the six months ended June 30, 2006 as compared to the same period in 2005 primarily due to the scheduling of tanker liftings between the periods.

Impairment of oil and gas properties.  Impairment of oil and gas properties of $0.9 million for the six months ended June 30, 2006 represents the final abandonment and rig demobilization costs incurred on the Turriff well which was determined to be unsuccessful in the fourth quarter of 2005. All other costs for the Turriff well were included in impairments during the fourth quarter of 2005.

General and administrative expenses.  General and administrative (“G&A”) expenses increased to $5.3 million during the second quarter of 2006 as compared to $4.4 million for the corresponding period in 2005. G&A expenses increased to $10.7 million during the six months ended June 30, 2006 as compared to $8.5 million for the corresponding period in 2005. This increase was driven primarily by increases in compensation costs including non-cash, stock-based compensation. Compensation costs increased as we increased operational, technical and financial staff to support our drilling program. Non-cash, stock-based compensation increased as a result of the adoption of the fair value method of accounting for share-based payments effective January 1, 2006 and the issuance of additional stock-based compensation under the long-term incentive plan. Components of G&A expenses for these periods are as follows:

	Six months ended
	June 30,
(Amounts in thousands)	2006	2005

Compensation	$6,484	$4,971
Consulting, legal and accounting fees	1,929	1,912
Occupancy costs	403	703
Other expenses	1,029	932

Total gross cash G&A expenses	9,845	8,518
Non-cash stock-based compensation	6,038	3,859
Fair market value adjustment of stock options	—	(392)

Total gross non-cash G&A expenses	6,038	3,467

Gross G&A expenses	15,883	11,985
Less: capitalized G&A expenses	(5,134)	(3,460)

Net G&A expenses	$10,749	$8,525

Interest expense increased to $2.3 million for the six months ended June 30, 2006 as compared to $2.0 million for the corresponding period in 2005 primarily due to the issuance of our convertible senior notes during the middle of the first quarter of 2005. The increase in cash generated as a result of the issuance of our convertible senior notes is also the primary reason for the increase in interest income to $1.2 million for the six months ended June 30, 2006.

Income taxes.  Our tax expense, relating solely to our Norwegian operations, of $6.8 million and $3.9 million for the six months ended June 30, 2006 and 2005, respectively, includes $1.9 million and $(1.2) million, respectively of foreign currency (gains) losses attributable to tax liability balances. For the six months ended June 30, 2006 and 2005, our Norwegian operations had income before taxes of $3.7 million and $7.3 million, respectively, as compared to a net income (loss) before taxes of $(10.4) million and $12.5 million, respectively, for us on a consolidated basis. During each of the periods presented for 2006 and 2005, we did not record any income tax benefits on our non-Norwegian operations as there was no assurance that we could generate any taxable earnings, and therefore recorded valuation allowances on the full amount of deferred tax assets generated. The gain from the sale of our partnership interests in 2005 were substantially offset by other current year tax losses in the U.S.

Our tax expense of $3.0 million and $2.9 million for the second quarter of 2006 and 2005, respectively, includes $1.2 million and $(0.4) million, respectively of foreign currency (gains) losses attributable to tax liability balances. For the second quarter of 2006 and 2005, our Norwegian operations had income before taxes of $1.2 million and $4.2 million, respectively, as compared to a net income (loss) before taxes of $(7.4) million and $14.1 million, respectively, for us on a consolidated basis.

Years ended December 31, 2005, 2004 and 2003

Revenues.  Revenues for 2005 and 2004 were derived primarily from the production of 756,187 Boe and 93,277 Boe, respectively, from assets acquired in the OER acquisition. Revenues for 2003 consisted of production from Oklahoma properties which have been sold.

Bad debt expense.  Bad debt expense of $1.8 million in 2003 was related to our investment in Touchstone Resources, Ltd. (“Touchstone”), a Canadian Exchange listed company and the former parent company of Touchstone Resources USA, Inc. As of December 31, 2003, we had recorded a related-party bad debt reserve for the full balance of our investment in Touchstone. The president of Touchstone Resources USA, Inc. (a public company trading on the OTC Bulletin Board, and an affiliate of Touchstone) was the managing member of the general partner of our Thailand partnership as of December 31, 2003. As discussed in Note 8 to the Consolidated Financial Statements incorporated by reference herein, in 2004, we received 1.2 million common shares of Touchstone Resources USA, Inc. in exchange for the promissory notes from Touchstone. As the net book value of these notes was zero, we recorded a non-cash gain of approximately $1.8 million (included in other income in our financial statements), the market value of the shares received on the date of the exchange.

General and administrative expenses.  With our restructuring and expansion into the North Sea in 2004, we had over 35 employees at December 31, 2004 and only a single employee for 2003. During 2005, we continued to expand our operations in the United Kingdom, Norway and the Netherlands, and added experienced financial and technical staff at our corporate office resulting in over 50 employees at December 31, 2005. Components of G&A expenses for these periods are as follows:

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Compensation	$9,742	$4,544	$168
Consulting, legal and accounting fees	5,235	2,893	1,540
Occupancy costs	1,070	439	19
Other expenses	2,273	2,057	534

Total gross cash G&A expenses	18,320	9,933	2,261
Non-cash stock-based compensation	7,908	7,995	—
Fair market value adjustment of stock options—non-cash	(555)	1,183	—

Total gross non-cash G&A expenses	7,353	9,178	—

Gross G&A expenses	25,673	19,111	2,261
Less: capitalized G&A expenses	(7,450)	(4,403)	—

Net G&A expenses	$18,223	$14,708	$2,261

Other (income) and expense.  Interest expense increased to $4.3 million for 2005, primarily due to the issuance of our 6% convertible debt during the first quarter of 2005. Interest expense for 2004 and 2003 related to convertible debt that was sold or converted to common stock as part of our restructuring in early 2004. Interest income also increased due to the receipt of funds from the issuance of our 6% convertible debt. We invest excess cash primarily in short-term commercial paper and money market accounts.

During the fourth quarter of 2005, we recorded $5.3 million in litigation expense to reflect the settlement of litigation brought by GHK Company, LLC and other plaintiffs. The lawsuit was settled subsequent to year-end by the issuance of 1.5 million shares of our common stock. See Note 18 to our consolidated financial statements incorporated by reference into this prospectus supplement.

Other (income) expense for 2005 is primarily foreign currency exchange gains, while 2004 includes $1.4 million gain on the settlement of an oil commodity swap, partially offset by $0.3 million in foreign currency exchange losses.

Income taxes.  We are currently subject to income tax in Norway. Specifically, the net income of our Norwegian subsidiary is subject to a corporate income tax of 28% and a supplementary petroleum tax of 50% on income relating to the exploration and exploitation of petroleum resources in Norway.

We are also subject to income tax in the United Kingdom. To date our UK subsidiary has not generated taxable earnings. When earnings are generated from this subsidiary, the earnings will be subject to a corporation tax of 30% and a supplementary corporation tax of 20% on taxable profits from oil and gas activities.

Corporations earning profits in the United States are subject to a corporate income tax of 35%. Since inception, we have not generated any taxable earnings in the United States. In addition, subject to certain limitations, an existing net operating loss carryforward is also available to reduce our future income taxes. It is expected that any U.S. tax on future foreign dividends will be fully offset by a foreign tax credit resulting in no additional U.S. tax in the foreseeable future.

During 2005 and 2004, we incurred taxes primarily on our Norwegian operations. Our Norwegian operations had income before taxes of $14.1 million and $0.1 million for 2005 and 2004, respectively. For other tax jurisdictions, we did not record any income tax benefits as there was no assurance that we could generate any taxable earnings, and we therefore recorded valuation allowances on the full amount of deferred tax assets generated. Our tax expense also included $(1.8) million and $0.5 million of foreign currency (gains) losses attributable to tax liability balances for 2005 and 2004, respectively. During 2003, we did not record any income tax benefits as there was no assurance that we could generate any taxable earnings, and therefore recorded valuation allowances on the full amount of deferred tax assets generated.

Liquidity and capital resources

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Cash flows used by operating activities were $13.9 million for the six months ended June 30, 2006 as compared to cash flows provided by operating activities of $9.3 million for the six months ended June 30, 2005 primarily due to lower revenues in 2006 resulting from the decreased production discussed above, higher interest expense in 2006 as discussed above and the changes in assets and liabilities between the two periods.

During the six months ended June 30, 2006, we incurred approximately $21.3 million in exploration and development capital expenditures, primarily related to our drilling activities on the Cygnus well, final abandonment costs for the Turriff well, which was determined to be unsuccessful in the fourth quarter of 2005, and development expenditures on our producing fields in Norway and the Enoch field. During 2006, we also purchased the eight percent interest in the Enoch field for approximately $12 million. Exploration and development capital expenditures for the six months ended June 30, 2005 were $10.2 million which were primarily incurred in Norway since we did not begin drilling in the United Kingdom until the last half of 2005.

In addition, we sold our partnership interests in Thailand in April 2005 for net cash proceeds of approximately $19 million. Proceeds from the sale and capital expenditures originally targeted for Thailand were used to accelerate North Sea drilling activity in 2005.

In the first quarter of 2005, we issued $81.25 million in convertible senior notes due 2012. Interest expense on the senior notes is expected to be approximately $4.9 million annually and we anticipate being able to fund interest payments from cash flows from operating activities.

As discussed above, we have a pending acquisition that will require significant financing.

Years ended December 31, 2005, 2004 and 2003

(Amounts in thousands)	December 31, 2005	December 31, 2004

Net working capital	$49,638	$4,699
Long-term debt	$81,250	$2,150

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Net cash provided by (used in):
Operating activities	$27,962	$6,918	$(3,179)
Investing activities	$(34,972)	$(35,233)	$(7,475)
Financing activities	$75,411	$36,487	$10,381

We have historically funded our operations and acquisitions through issuances of debt and equity securities. With the significant changes in the nature and scope of our business over the last several years, the cash provided by and used in our various operating, investing and financing activities has changed accordingly. The increases in cash provided by operating activities reflects the growing contribution of our Norwegian producing assets acquired in late 2004, partially offset by the costs of increased staff. In addition, cash provided by operating activities increased from 2004 to 2005 as a result of increased accounts payable and accrued liabilities associated with the significant activity in our drilling program in the fourth quarter of 2005. The additional cash used in investing activities includes growing capital expenditures to support our North Sea drilling program as well as the acquisitions of NSNV and OER, partially offset by proceeds from sales of our U.S. and Thailand assets. Cash provided by financing activities in 2004 and 2003 primarily reflected proceeds from preferred and common stock issuances, while 2005 cash provided by financing activities primarily reflected the proceeds from the issuance of our convertible senior notes due 2012.

Some of the significant issuances of debt and equity, as well as the uses of the proceeds, in 2005 and 2004 were as follows:

•	in January 2005, we purchased the remaining minority interest in OER for an aggregate consideration paid of $10.7 million, which was approximately $1.4 million in cash and 2,183,617 shares of our common stock;

•	in the first quarter of 2005, we completed the issuance of $81.25 million in senior convertible notes due 2012;

•	in November 2004, we purchased OER for $27.6 million in cash;

•	in February 2004, we issued 25 million shares of common stock and 0.7 million warrants at an exercise price of $2.00 per share for net proceeds of $46 million; and

•	in February 2004, we acquired NSNV through the issuance of 12.5 million shares of our common stock.

Impact of the Acquisition on liquidity and capital resources

Management expects that our cash flows from operations, combined with availability under our new senior bank facility (subject to borrowing base limitations), to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for the next twelve months.

After the consummation of the Acquisition, we will have a substantial amount of indebtedness. As of June 30, 2006, on a pro forma basis, after giving effect to the offering and the Acquisition, we would have had outstanding $302 million in aggregate indebtedness, with an additional $49 million of borrowing capacity available under our senior bank facility, subject to borrowing base limitations. The actual amount we will be permitted to borrow under this facility may vary based upon changes in the present value of our proved and probable reserves. On a pro forma basis, after giving effect to the offering and the Acquisition, our cash interest expense for the six months ended June 30, 2006 would have been $13 million.

Senior bank facility.  In order to consummate the Acquisition, we and certain of our subsidiaries expect to enter into a $225 million senior bank facility, subject to a borrowing base limitation. We anticipate that the initial borrowing base will be $195 million. This borrowing base is subject to redetermination every six months with an independent reserve report required every 12 months. The senior bank facility also provides for issuances of letters of credit of up to an aggregate $60 million. While all letters of credit issued under the senior bank facility will reduce the total amount available for drawing under the senior bank facility, letters of credit issued to secure abandonment liabilities in respect of borrowing base assets will not reduce the amount available under the borrowing base.

Indebtedness under the facility will be secured by cross guarantees from all of our subsidiaries, share pledges from all of our subsidiaries, floating charges over the operating assets held in the United Kingdom and a receivables pledge in Norway. Our borrowings under the senior bank facility will bear interest at either LIBOR plus 0.9 to 1.3%, for the initial tranche of $174 million, or LIBOR plus 1.7%, for the second tranche of $21 million.

The senior bank facility contains customary covenants, which limit our ability to incur indebtedness, pledge our assets, dispose of our assets and make exploration and appraisal expenditures. In addition, the senior bank facility contains various financial and technical covenants, including:

•	a maximum consolidated debt to EBITDA ratio of 3.0:1;

•	a minimum current assets to current liabilities ratio of 1.1:1;

•	a minimum debt coverage ratio of 1.2:1 for the initial tranche and 1.15:1 for the second tranche;

•	a minimum field life net present value (“NPV”) to loans outstanding coverage ratio of 1.4:1 for the period through March 31, 2009 and 1.5:1 thereafter for the initial tranche, and 1.25:1 for the period through March 31, 2009 and 1.3:1 thereafter for the second tranche; and

•	a minimum loan life NPV to loans outstanding coverage ratio of 1.2:1 for the period through March 31, 2009 and 1.3:1 thereafter for the initial tranche, and 1.15:1 for the period through March 31, 2009 and 1.2:1 thereafter for the second tranche.

The senior bank facility is subject to various conditions precedent to funding, including satisfactory completion of due diligence, the representations and warranties under the facility agreement (including no material adverse change) being correct, the entry into of hedging agreements in accordance with an agreed hedging policy, the satisfaction of all conditions precedent to the consummation of the Acquisition and that the proceeds from this offering, the Series A Convertible Preferred Stock, the second lien term loan and the senior bank facility will be sufficient to consummate the Acquisition and pay all related fees, commissions and expenses.

We will pay a commitment fee of 50% of the initial tranche margin on the unused but available borrowing base amount and 25% of the initial tranche margin on the positive difference between the total facility amount and the aggregate of the available borrowing base amount and the letter of credit sub-limit. In addition, an arranging fee is payable on signing and an issuance fee is payable on issuance of letters of credit. There is also an annual agency and technical bank fee. The final maturity is the earlier of five years and the reserve tail date, being the date when the remaining borrowing base reserves are projected to be 20% or less of the initially approved borrowing base reserves. The senior bank facility is subject to mandatory prepayment in the event of a change of control of any obligor under the senior bank facility agreement. It is prepayable at our option at any time without penalty (aside from standard broken funding costs).

Second lien term loan.  In order to consummate the Acquisition, we and one of our wholly owned subsidiaries expect to enter into a $75 million second lien term loan. The second lien term loan consists of a single tranche, which we expect to bear interest at LIBOR plus 6-7%. Our indebtedness under the loan will be secured by cross guarantees from all of our subsidiaries and a second ranking interest in the security package provided under the senior bank facility. The second lien term loan contains various conditions precedent to funding, including completion of satisfactory due diligence, no material and adverse new information arising, no material adverse change, the entry into of satisfactory hedging arrangements, the satisfaction of all conditions precedent to the consummation of the Acquisition and that the proceeds from the second lien term loan, together with the proceeds from this offering, the senior bank facility and the Series A Convertible Preferred Stock, will be sufficient to consummate the Acquisition and pay all related fees, commissions and expenses.

The second lien term loan contains customary covenants, which limit our ability to incur indebtedness, pledge our assets, dispose of our assets and make exploration and other capital expenditures. In addition, the second lien term loan will contain various financial covenants, including:

•	a maximum consolidated debt to EBITDA ratio;

•	a minimum EBITDA to interest expense ratio;

•	a minimum PV-10% to consolidated debt ratio; and

•	a minimum PV-10% to consolidated secured debt ratio.

The second lien term loan matures in five years and is subject to mandatory prepayment related to specified percentages of excess cash flow, proceeds of asset sales and proceeds of issuance of debt and equity securities. We can prepay the second lien term loan at any time at a premium, which premium starts at 3% in the first year and decreases 1% per year until no premium is payable (in addition to standard broken funding costs in the event of prepayment other than on the last day of an interest period). In addition, we will pay an arrangement fee on signing and an annual agency fee in connection with the second lien term loan.

Outlook

Drilling program

We currently anticipate exploration and development capital expenditures in 2006 to be approximately $42 million. It is expected that over $32 million of the 2006 capital program will be spent in the United Kingdom with the remaining $10 million spent in Norway. We may increase or decrease our planned activities for 2006 or pursue other attractive exploratory prospects, depending upon drilling results, potential acquisition candidates, product prices, the availability of capital resources, and other factors affecting the economic viability of such activities. In addition to the exploration and development budget, we invested $12 million for the purchase of an eight percent interest in the Enoch field located in Block 16/13a in the UK Central North Sea during the second quarter of 2006.

Capital expenditures for 2006 reflect the continuation of our North Sea exploratory drilling program and development expenditures for existing operations in Norway and development drilling on the Enoch field. The first of our wells in our 2006 drilling program, the Cygnus well, was spud in early February 2006 in the UK sector of the North Sea. The well has successfully tested as a gas discovery and is located within close proximity to several potential transportation routes. It is expected that most of the key pre-development studies needed to facilitate a commerciality decision will be completed by the end of this year. Given a positive decision, it is anticipated that production could be initiated by late 2008 or early 2009.

We also entered into a seismic acquisition contract for a proprietary 3-D survey covering 500 square kilometers on five blocks in the Inner Moray Firth acquired in the UK 23rd Seaward Licensing Round in 2005. Acquisition and processing should be completed by the end of the year in preparation for exploratory wells expected to be drilled in the area in 2007.

Rig commitments

In the United Kingdom, we have a commitment for drilling services with a semi-submersible drilling rig for two wells beginning in the last half of 2006 for approximately $13.5 million. In the first quarter of 2006, we joined with several other operators in the Norwegian Continental Shelf to form a consortium that has entered into a contract for the use of a semi-submersible drilling rig for a three-year period beginning the second half of 2006. The agreement allows us to move forward with our exploration program in Norway and fulfill our role as an operator of Norwegian licenses. The contract commits us to 100 days (for two wells) of drilling services, for approximately $37.8 million, between late 2007 and 2008. We believe these rig-contracting efforts offer compelling economics and facilitate our drilling strategy.

During the second quarter of 2006, a wholly owned subsidiary entered into a rig commitment for 220 days over a one-year period beginning in March 2007 for the United Kingdom sector of the North Sea. The value of this contact is approximately $66 million. The arrangement with Applied Drilling Technology International, a division of GlobalSantaFe, will be for a heavy-duty harsh environment jack-up suitable for most drilling activities the company will operate in 2007-2008.

As is common in the oil and gas industry, we operate in many instances through joint ventures under joint operating or similar agreements. Typically, the operator under a joint operating agreement enters into contracts, such as rig commitment contracts, for the benefit of all joint venture partners. Through the joint operating agreement, the non-operators reimburse, and in some cases advance, the funds necessary to meet the contractual obligations entered into by the operator. These obligations are typically shared on a “working interest” basis. The joint operating agreement provides remedies to the operator in the event that the non-operator does not satisfy its share of the contractual obligations. Occasionally, the operator is permitted by the joint operating agreement to enter into lease obligations and other contractual commitments that are then passed on to the non-operating joint interest owners as lease operating expenses, frequently without any identification as to the long-term nature of any commitments underlying such expenses.

Critical accounting policies and estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These accounting principles require management to use estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Management reviews its estimates, including those related to the determination of proved reserves, estimates of future dismantlement costs, income taxes and litigation. Actual results could differ from those estimates.

Management believes that it is reasonably possible that the following material estimates affecting the financial statements could significantly change in the coming year: (1) estimates of proved oil and gas reserves; (2) estimates as to the expected future cash flow from proved oil and gas properties; and (3) estimates of future dismantlement and restoration costs. In addition, alternatives may exist among various accounting methods. In such cases, the choice of accounting method may also have a significant impact on reported amounts.

Our critical accounting policies are as follows:

Full cost accounting

Under the full cost method, all acquisition, exploration and development costs, including certain directly related employee costs and a portion of interest expense, incurred for the purpose of finding oil and gas are capitalized and accumulated in pools on a country—by—country basis. Capitalized costs include the cost of drilling and equipping productive wells, including the estimated costs of dismantling and abandoning these assets, dry hole costs, lease acquisition costs, seismic and other geological and geophysical costs, delay rentals and costs related to such activities. Employee costs associated with production and other operating activities and general corporate activities are expensed in the period incurred.

Capitalized costs are limited on a country-by-country basis (the ceiling test). The ceiling test limitation is calculated as the sum of the present value of future net cash flows related to estimated production of proved reserves, using end-of-the-current-period prices including the effect of derivative instruments that qualify as cash flow hedges, discounted at 10%, plus the lower of cost or estimated fair value of unproved properties, all net of expected income tax effects. Under the ceiling test, if the capitalized cost of the full cost pool, net of deferred taxes, exceeds the ceiling limitation, the excess is charged as an impairment expense.

We utilize a single cost center for each country where we have operations for amortization purposes. Any conveyances of properties are treated as adjustments to the cost of oil and gas properties with no gain or loss recognized unless the operations are suspended in the entire cost center or the conveyance is significant in nature.

Unproved property costs include the costs associated with unevaluated properties and properties under development and are not initially included in the full cost amortization base (where proved reserves exist) until the project is evaluated. Unproved property costs include costs of unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination, together with interest costs capitalized for these projects. Seismic data costs are associated with specific unevaluated properties where the seismic data are acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us. Significant unproved properties are assessed periodically for possible impairment or reduction in value. If a reduction in value has occurred, these property costs are considered impaired and are transferred to the related full cost pool. Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. Unproved properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be ultimately nonproductive, based on experience, are amortized to the full cost pool over an average holding period.

In countries where the existence of proved reserves has not yet been determined, unevaluated property costs remain capitalized in unproved property cost centers until proved reserves have been established, exploration activities cease or impairment and reduction in value occurs. If exploration activities result in the establishment of a proved reserve base, amounts in the unproved property cost center are reclassified as proved properties and become subject to amortization and the application of the ceiling test. When it is determined that the value of unproved property costs have been permanently diminished in part or in whole and based on the impairment evaluation and future exploration plans, the unproved property cost centers related to the area of interest are impaired, and accumulated costs charged against earnings.

We capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use. Capitalized interest is calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs and is limited to gross interest expense. As costs are transferred to the full cost pool, the associated capitalized interest is also transferred to the full cost pool.

Dismantlement, restoration and environmental costs

We recognize liabilities for asset retirement obligations associated with tangible long-lived assets, such as producing well sites, offshore production platforms, and natural gas processing plants, with a corresponding increase in the related long-lived asset. The asset retirement cost is depreciated along with the property and equipment in the full cost pool. The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

Revenue recognition

We use the entitlements method to account for sales of gas production. We may receive more or less than our entitled share of production. Under the entitlements method, if we receive more than our entitled share of production, the imbalance is treated as a liability at the market price at the time the imbalance occurred. If we receive less than our entitled share, the imbalance is recorded as an asset at the lower of the current market price or the market price at the time the imbalance occurred. Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable.

Derivative instruments and hedging activities

From time to time, we may utilize derivative financial instruments to hedge cash flows from operations or to hedge the fair value of financial instruments. We may use derivative financial instruments with respect to a portion of our oil and gas production to achieve a more predictable cash flow by reducing our exposure to price fluctuations. These transactions are likely to be swaps, collars or options and to be entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to reduce our exposure to declines in the market prices of crude oil and natural gas that we produce and sell, and to manage cash flows in support of our annual capital expenditure budget.

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded at fair market value and included in the balance sheets as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at its inception. We document, at the inception of a hedge, the hedging relationship, the risk management objective and the strategy for undertaking the hedge. The documentation includes the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and the method that will be used to assess effectiveness of derivative instruments that receive hedge accounting treatment.

Derivative instruments designated as cash flow hedges are reflected at fair value in our consolidated balance sheets. Changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the forecasted transaction occurs. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in other (income) expense.

Income taxes

We use the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Stock-based compensation arrangements

Until January 1, 2006, we accounted for stock—based compensation plans for employees and directors using the intrinsic value method. Under this method, we recorded no compensation expense for stock options granted when the exercise price of options granted was equal to or greater than the fair market value of our common stock on the date of grant. We applied the fair value method in accounting for stock-based grants to non-employees using the Black-Scholes Method. See Recent Accounting Pronouncements below for a discussion of changes to our accounting for stock-based compensation plans.

Recent accounting pronouncements

In December 2004, accounting standards were revised and now require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. The new accounting standard is effective for fiscal years beginning after June 15, 2005. The guidance also provides for classifying awards as either liabilities or equity, which impacts when and if the awards must be remeasured to fair value subsequent to the grant date. We adopted the new accounting standard effective January 1, 2006.

The impact of adoption on our reported results of operations for future periods will depend on the level of share-based payments granted in the future. However, had we adopted the revised accounting standards in prior periods, the impact of that standard would have approximated the impact as described in the disclosure of pro forma net income and net income per share in the table included in Stock-Based Compensation Arrangements in Note 2 to the Consolidated Financial Statements. Also, benefits of tax deductions in excess of recognized compensation costs are to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We believe this reclassification will not have a material impact on our Consolidated Statements of Cash Flows.

In November 2005, accounting standards were revised to provide guidance for determining and measuring other-than-temporary impairments of debt and equity securities. The new guidance is effective for reporting periods beginning after December 15, 2005. At December 31, 2005, available-for-sale investments in our marketable securities had unrealized losses totaling $0.9 million which are recorded in Other Accumulated Comprehensive Income. We do not believe that the securities with unrealized losses as of December 31, 2005 currently meet the criteria for recognizing the loss under existing other-than-temporary guidance.

Disclosures about contractual obligations and commercial commitments

The following table sets forth the Company’s obligations and commitments to make future payments under its lease agreements and other long-term obligations as of December 31, 2005:

	Payments due by period
	(amounts in thousands)
Contractual Obligations	Total	1 year	2-3 years	4-5 years	After 5 years

Long-term debt	$81,250	$—	$—	$—	$81,250
Operating leases for office leases and equipment	301	262	39	—	—
Office leases	1,211	451	723	37	—
Rig commitments	13,500	13,500	—	—	—
Purchase commitment— PGS	54	54	—	—	—

Total Contractual Cash Obligations	$96,316	$14,267	$762	$37	$81,250

Subsequent to year end, we joined with several other offshore operators in the Norwegian Continental Shelf to form a consortium that has entered into a contract for the use of a drilling rig for a three-year period beginning the second half of 2006. The agreement allows us to move forward with our exploration program in Norway and to fulfill our role as an operator of Norwegian licenses. The contract commits us to 100 days of drilling services for two wells by a semi-submersible drilling rig, for approximately $37.8 million, between late 2007 and 2008.

In addition, we entered into a rig commitment for the UK sector of the North Sea for 220 days over a one-year period beginning in March 2007. The arrangement with Applied Drilling Technology International, a division of GlobalSantaFe, is for a heavy-duty harsh environment jack-up suitable for most drilling activities the company will operate in 2007-2008. Our commitment for this rig is approximately $66 million.

Commodity derivative instruments

In connection with the Acquisition, we entered into additional oil and gas derivative instruments to stabilize cash flows from the assets to be acquired. These instruments include a deal contingent swap and a deal contingent swaption for oil, as well as swaps and a deal contingent swap for natural gas. Under the deal contingent swaption, we will have no payment obligation if the Acquisition does not close. If the Acquisition closes, we will be required to pay $3.3 million to the swaption counterparty and will have an option to enter into an oil swap.

Under the deal contingent oil and gas swaps, we paid $5.1 million during the second quarter of 2006 to enter these contracts. If the Acquisition closes, we will enter into these oil and gas swaps. If the Acquisition does not close, we will not have the related oil and gas swaps under these contracts.

Excluding the oil swaps covering 2006 production, we have not elected hedge accounting for any of these instruments. The following is a summary of our edges outstanding at June 30, 2006 (both with and without the Acquisition contingent hedges):

Hedging summary

	2006	2007	2008	2009	2010	2011

Production hedged (including Acquisition contingent hedges)
Oil production (MBbls)	55.2	1,110.8	906.5	697.0	573.1	487.4
Gas production (Mcf)(1)		2,574.9	2,676.2	1,387.0	1,031.9	626.6
Total production hedged (MBOE)	55.2	1,540.0	1,352.6	928.2	745.1	591.8
Weighted average hedged oil price ($/Bbl)	$41.50	$69.07	$68.87	$69.08	$68.39	$66.01
Weighted average hedged gas price ($/Mcf)		11.53	11.15	10.76	10.36	9.91
Production hedged (excluding Acquisition contingent hedges)
Oil production (MBbls)	55.2	525.2	533.3	567.6	418.2	252.0
Gas production (Mcf)(1)		446.1	1,005.2	1,018.9	1,024.8	626.6
Total production hedged (MBOE)	55.2	599.5	699.9	737.4	589.0	356.4
Weighted average hedged oil price ($/Bbl)	$41.50	$71.17	$70.51	$69.82	$69.28	$67.09
Weighted average hedged gas price $($/Mcf)		11.71	11.21	10.78	10.36	9.91

(1)	Gas derivative contracts are designated in perce per therms and, for purposes of this disclosure, have been converted to MCF at a rate of 10 therm to 1 Mcf and an exchange rate of $1.88 per British pound.

Industry overview

The North Sea

The North Sea contains the majority of Europe’s known oil and gas reserves and is one of the largest OECD producing regions in the world. Although most reserves lie beneath the United Kingdom and Norwegian sectors of the North Sea, some fields are also contained within territorial waters belonging to Denmark, the Netherlands and Germany.

The North Sea oil and gas industry has developed a considerable amount of production and transportation infrastructure, with more extensive development in the UK sector of the North Sea than in the Norwegian sector. Infrastructure in the North Sea is expected to grow in coming years, as co-operation between the United Kingdom and Norway increases following the signing of the Framework Agreement Concerning Cross-Boundary Petroleum Co-Operation in 2005 (the “Framework”). The Framework has encouraged additional cross-border projects to develop fields that cross the median line between the United Kingdom and Norwegian sectors of the North Sea, including development of the Langeled, Playfair, Boa, Statfjord Late Life, Tampen Link fields, and now Enoch and Blane fields. Since many areas of the North Sea have reached maturity yet continue to have well-developed infrastructure, the potential for tie-backs of new field developments to the existing infrastructure offers enhanced economics even in instances where new projects involve development of relatively small reserve accumulations.

In general, there has been a reduction of the UK Continental Shelf (the “UKCS”) holdings of the integrated major oil and gas companies, as these companies, with very large-scale reserve replacement pressures, are gradually turning to less mature regions of the world, including Russia and Central Asia, West Africa, parts of Southeast Asia and Australasia, where they hope to make larger individual discoveries to offset decreases in reserves from ongoing production and grow their reserve base.

These exits from the UKCS have enabled smaller operators to enter the UKCS and to engage in exploration and development activities. The 21st UK Offshore Licensing Round, in 2003, included an array of new entrants into the UK market. Entrants included established seismic acquisition and processing companies and subsea specialists, as well as small consulting firms and new start-ups created especially for the round.

In contrast to the UKCS, ownership of reserves and levels of production in the Norwegian Continental Shelf (the “NCS”) are more concentrated, with the Norwegian State’s direct ownership, which is managed by Petoro, and the partly state-owned companies Statoil and Norsk Hydro, holding large portions of reserves and production licenses on the NCS. The major integrated oil and gas companies are also well-represented on the NCS. The NCS may become more liquid if the Norwegian companies decide to release some of their Norwegian portfolio and/or if the Norwegian government decides to sell off smaller assets in the Petoro portfolio. Norwegian authorities are currently working on creating a more favorable environment for small companies to participate in the NCS. A new system was established in 2000 to pre-qualify companies as licensees and operators in order to enable companies to have their suitability for participation in the NCS confirmed before spending time and money on evaluating specific opportunities.

Business and properties

Overview

We are an independent oil and gas company engaged in the exploration, development and production of oil and gas reserves in the North Sea. Since focusing our operations in the North Sea in February 2004, we have established an exploration portfolio with prospects in the United Kingdom and Norwegian sectors of the North Sea. Our focus on the North Sea is based on our belief that major oil and gas producers are shifting their strategic focus away from the mature producing areas of the North Sea, similar to the transition that occurred in the Gulf of Mexico in the 1980’s, which we believe will create significant opportunities for smaller independent producing companies.

Our exploration portfolio consists of production licenses in the United Kingdom sector of the North Sea covering approximately 1.3 million gross acres, and production licenses in the Norwegian Continental Shelf, or NCS, covering approximately 0.5 million gross acres. Within our acreage position, we have interests in licenses covering two producing fields in Norway and one field under development along the median line between the United Kingdom and Norway. During 2005 and the six months ended June 30, 2006, we had net average daily production of 2,072 Boe and 1,593 Boe, respectively, from these two producing fields. As of December 31, 2005, we had 2.2 MMBoe of proved reserves, of which approximately 47% were natural gas and 53% were oil and condensate.

We currently anticipate exploration and development capital expenditures in 2006 to be approximately $42 million. In addition to the exploration and development budget, we invested $12 million for the purchase of an eight percent interest in the Enoch field located in Block 16/13a in the North Sea during the second quarter of 2006. We recently entered into commitments for a drilling rig to drill two wells in the United Kingdom in the second half of 2006. We have also contracted with several other operators for the use of a drilling rig to drill two wells in Norway during a three year period between late 2007 and 2009, and entered into a commitment for a drilling rig for the United Kingdom sector of the North Sea for 220 days over a one-year period beginning in March 2007.

The first of our wells in our 2006 drilling program, the Cygnus well, was spud in early February 2006 in the UK sector of the North Sea. The well has successfully tested as a gas discovery and is located within close proximity to several potential transportation routes. It is expected that most of the key pre-development studies needed to facilitate a commerciality decision will be completed by the end of this year. If a decision is made to develop the prospect, it is anticipated that production could be initiated by late 2008 or early 2009.

We have been recognized as an operator by both the United Kingdom and Norwegian authorities. In 2005, we drilled four wells in the United Kingdom, two of which we operated. None of these wells found commercial quantities of hydrocarbons. Although these wells were determined unsuccessful, we believe the projects gave us valuable insight into our technical analyses and drilling methods and will prove beneficial for our future operations.

Strengths

We believe the following competitive strengths position us to execute our business strategy:

Experienced and skilled management team. We have assembled a senior management team with extensive technical expertise and industry experience. The members of this management team, including our senior geoscience and engineering professionals, average more than 20 years of experience in the oil and gas industry. Substantially all of the members of the team have previously worked for a major oil company or a large independent producer. In addition, these managers are incentivized to increase stockholder value as they will collectively own approximately 15% of our outstanding common stock after giving effect to the offering.

Extensive acreage position with inventory of drilling prospects. As a result of our success in recent licensing rounds in the United Kingdom and Norway, we have accumulated an extensive exploration portfolio consisting of approximately 1.8 million gross acres in the North Sea. We believe this large acreage position provides us with a significant inventory of attractive exploration prospects and drilling opportunities in our areas of operations.

Access to and utilization of high quality seismic data. We have the right to utilize the 3-D MegaSurvey seismic data compiled and owned by PGS covering approximately 105,000 square kilometers in the United Kingdom, Norway and the Netherlands sectors of the North Sea. We believe this 3-D seismic database is the most comprehensive source of seismic information available to the industry for the North Sea region. We also have access to PGS’s North Sea Digital Atlas, a dataset consisting of a multitude of regional maps on key horizons, interpreted from approximately 110,000 kilometers of 2-D data tied to over 1,200 wells. The 3-D MegaSurvey and North Sea Digital Atlas data should significantly enhance our ability to identify potential prospects.

Geographic focus. Currently, all of our properties and licenses are located in the North Sea. By concentrating our operations within geographically focused areas, we can manage a large asset base with a relatively small number of employees and can integrate additional properties at relatively low incremental costs. Our strategy of focused exploration and exploitation activities in concentrated areas permits us to more efficiently utilize our base of geological, engineering, exploration and production experience in the North Sea region. In addition, we were awarded operator status in both the United Kingdom and Norway less than two years after we began focusing on the North Sea. The award of operator status followed an evaluation of our financial, technical and health, safety and environmental capacities prior to approving us as an operator.

Strategies

Our goal is to create stockholder value by increasing reserves, production and cash flow. We intend to accomplish this goal by continuing our focus on the following key strategies:

Focus on the North Sea. We intend to focus our operations on reserves in the North Sea. We believe the current restructuring of portfolios by larger energy companies away from the more mature North Sea will create opportunities for smaller companies. As a result, we expect the region to remain attractive with additional prospects, acreage and production opportunities becoming available as these larger energy companies divest certain of their North Sea assets and focus in other regions. We also believe the North Sea contains high-value exploration opportunities with significant reserve potential that have yet to be discovered, and that the existing and available infrastructure in the North Sea region further enhances the economic potential of opportunities in this region. Further consolidation of independent producers in the area should also create more opportunities for us to acquire and develop attractive assets and prospects.

Expand operations through acquisitions. In keeping with our operating philosophy, we intend to continue to pursue strategic acquisitions of new properties that expand our current asset base, provide an attractive rate of return and, in some cases, offer unexploited reserve potential. In addition, by pursuing strategic acquisitions, we expect to be able to utilize cash flows from producing assets that we acquire to help fund our exploration drilling program.

Grow through exploration. We intend to grow our reserves and production through exploratory activities on our existing acreage, acreage acquired in future licensing rounds and acreage obtained through farm-ins with other industry participants. In addition, we intend to utilize our access and license rights to PGS’s 3-D MegaSurvey and North Sea Digital Atlas data covering the continental shelves of the United Kingdom, Norway and the Netherlands to efficiently and accurately identify development and exploration opportunities not yet fully exploited by the energy industry.

Our history

We were originally formed in 2000 and began onshore oil and gas operations in 2002 in the Southern United States. Beginning in 2004, we completed a series of transactions that provided a new strategic focus on the exploration, exploitation and acquisition of oil and gas assets in the North Sea and resulted in the sale of all of our U.S. oil and gas assets. Specifically, in February 2004, we acquired NSNV, Inc., a private company owned by William L. Transier, John N. Seitz and PGS. Through this acquisition, we began our shift in focus towards the North Sea and acquired our rights to use PGS’ North Sea seismic and related data, including the 3-D MegaSurvey. In connection with the acquisition and related restructuring transactions, we raised approximately $46 million through a private placement of our common stock. Since that time, we have strategically pursued the acquisition of interests in properties in the North Sea and sold our other assets, while building our management and technical team. In June 2004, we listed our common stock on the American Stock Exchange.

Our most significant acquisition has been our November 2004 purchase of a 76.66% interest in OER Oil AS (“OER”), a privately held Norwegian exploration and production company based in Oslo, for approximately $28 million. We acquired the remaining minority interests in OER in early 2005, for cash and stock valued at approximately $10.7 million. Through the OER acquisition, we acquired working interests in two producing fields in the Norwegian North Sea, the Brage and Njord fields, which are operated by Norsk Hydro. In addition, this acquisition gave us a substantial employee base, industry presence and enabled us to become a qualified operator in Norway.

In addition to the exploration and development budget, we invested $12 million for the purchase of an eight percent interest in the Enoch field located in Block 16/13a in the North Sea during the second quarter of 2006.

In addition to acquisitions, we have focused our efforts on acquiring North Sea production licenses through participation in licensing rounds conducted by the United Kingdom and Norway, as follows:

•	in July 2004, we were awarded interests in nine licenses covering 18 blocks in the North Sea in the 22nd Licensing Round in the United Kingdom;

•	in December 2004, we were awarded interests in two licenses in the Norwegian North Sea as part of the Awards in Predefined Areas concession round;

•	in the second half of 2005, we were awarded interests in 11 licenses in the United Kingdom covering 17 blocks in the Central North Sea, Inner Moray Firth and the Southern Gas Basin; and

•	in December 2005, we were awarded additional interests in two additional licenses in the Norwegian North Sea.

In the first quarter of 2005 we consummated the sale and issuance of $81.25 million of our 6% senior convertible notes due 2012 (“Convertible Notes”), which provided us with funds to conduct our currently planned drilling program for 2005 and 2006.

Significant properties

Licensing process in the United Kingdom

Oil and gas exploration and production activities in the UK sectors of the North Sea are governed primarily by the Petroleum Act of 1998. The Petroleum Act vests ownership of the resources in the Crown and gives the Secretary of State for Trade and Industry the authority to grant the licensee the exclusive right to search for, bore for and extract petroleum in the areas governed by the license. We are required to obtain a license prior to commencing any exploration or production activities. Production licenses are usually awarded through competitive licensing rounds held annually and conducted by the Department of Trade and Industry (the “DTI”), although in exceptional circumstances licenses may be granted by the DTI out of the licensing rounds. Our licenses in the United Kingdom have generally been awarded through the 22nd and 23rd License Rounds held by the DTI in 2004 and 2005, respectively. The DTI invites applications for each licensing round, which cover specific acreage. Licenses may be awarded to individual companies or to joint ventures comprising several companies. The DTI maintains discretion in the granting of licenses, which is exercised to ensure the maximum exploitation of the resources. Other considerations, such as protection of the environment, are also considered. Please see “Business and properties—Environmental.” Each license carries an annual rental charge due on the anniversary date of the license grant. Rental fees are also charged and determined by evaluating the number of kilometers covered by the license. The initial term of a license carries a work program of exploration activity that the DTI and the licensee have agreed upon as part of the application process.

In the United Kingdom license round process, companies may apply for production licenses in the form of either a traditional license, a frontier license or a promote license. A traditional license has three terms, with the first two terms lasting four years each and the third term lasting 18 years. At the end of the first four-year term, the license moves into the second four-year term only if a specified work program, which may consist of an agreed combination of processing seismic data, acquiring seismic data, committing to drill a well (a “firm well commitment”) or conducting other exploration or development activities, is completed and at least 50% of the acreage covered by the license has been relinquished. During the second four-year term, a development plan must be approved by the DTI and all acreage outside the development area must be relinquished. The 18-year third term covers the producing life of the license. Applicants must prove technical, environmental and financial capacity before being awarded a traditional license.

The promote license is a variant of the traditional license, designed to allow smaller companies to obtain a production license while attracting the necessary operating and financial capacity later. Although a promote license itself is similar to a traditional license, the required financial, technical and environmental capacity and a firm well commitment (or agreed equivalent substantive activity), need only be in place by the end of the second year of the license. At the end of this two-year period, the company faces a “drill-or-drop” decision on the license where the company must either submit a further work program to retain the license or relinquish the license. If the further work program is approved, the license continues for the balance of two years of the initial term and on into the second four-year term on the same terms as a traditional license.

The frontier license is also a variant of the traditional license. It has a six-year exploration phase and is designed to allow companies to screen large areas that are remote or otherwise difficult to explore. However, 75% of the licensed acreage must be relinquished after the first two years. We have not currently applied for any frontier licenses.

The terms of UK production licenses are predominantly contained in “model clauses” applicable at the time of the issue of the license, though additional restrictions may also be contained in the particular license. The model clauses govern matters such as: the grant of the rights themselves; the terms and conditions applicable to each of the three periods of a license and the rule regarding the relinquishment of acreage; the regulation of work programs and development plans; measurement, records and access; working method; pollution and training. They also give the Secretary of State for Trade and Industry the power to direct or restrict certain of the licensee’s activities, including prohibiting a licensee from carrying out development or production activities other than with the consent of the Secretary of State, or in accordance with a government-approved development plan. A license may be revoked by the Secretary of State for a number of reasons set out in the model clauses, including if the licensee fails to comply with the requirements of the license.

The Secretary of State must also approve an operator under a production license. The operator under a license organizes or supervises all of the development and production operations associated with the license. We are also subject to requirements of the Petroleum Act governing the decommissioning of facilities, including the requirement to produce and agree at a future date a decommissioning plan and, if required, to provide financial security for decommissioning costs.

As of June 30, 2006, we have been awarded 25 production licenses, and we have been designated the operator on 12 of those production licenses.

When a UK license is awarded to a joint venture, the companies engaged in the joint venture are jointly and severally liable for discharging the obligations contained in the license. We typically enter into joint operating agreements, or JOAs, with co-venturers for each of our licenses. These agreements set forth the rights and obligations between us and our partners with respect to operatorship, expenditures and other related matters. For example, in accordance with industry practice we typically agree that each partner’s share of any liability is equivalent to that partner’s percentage interest in the joint venture. Each partner will indemnify the other to the extent of its share. The JOA will also establish the operator’s rights, powers and duties, as well as the means by which an operator can be replaced. The process of agreeing and following work programs and budgets is also set out, and each partner’s ability to transfer its interest in the joint venture will be described. JOAs must be approved by the Secretary of State for Trade and Industry, unless the parties are satisfied that their JOA qualifies for prior approval under the Open Permission (Operating Agreements) regime. Our JOAs follow standard form agreements generally used in the industry, and typically qualify for prior approval, meaning that no further approval from the Secretary of State is required.

Licensing process in Norway

Oil and gas exploration and production activities in the Norwegian sectors of the North Sea are governed primarily by the Norwegian Petroleum Act of 1996, as amended. The Petroleum Act establishes the overall legal basis for the licensing system, which governs offshore petroleum operations in Norway, in addition to providing the general principles for exploration, development, production and transportation of petroleum.

The Norwegian offshore licensing system comprises a number of types of licenses, approvals and other control mechanisms. The most important license awarded under the Petroleum Act is the production license, which gives the licensee an exclusive right to drill and search for petroleum in the block(s) covered by the license and to develop and produce any petroleum deposits that may be discovered there. Production licenses have normally been awarded through licensing rounds organized by the Norwegian Ministry of Petroleum and Energy (the “MPE”). Production licenses are awarded by the MPE, which is obliged to make its decision on the basis of published objective and non-discriminatory criteria.

The MPE holds two types of license rounds. The annual Awards in Predefined Areas (“APA”) round covers predefined areas, which are areas close to existing infrastructure. In addition, approximately every other year, the MPE holds a traditional exploration round that covers acreage in frontier areas where there is not existing infrastructure nearby. In the license round process, companies apply for licenses by submitting a proposed work program to the MPE. The nature of the work program and the duration of the license are negotiated with the MPE.

Each production license is awarded for an initial exploration period, which is typically six years. However, this term can be for either a shorter period or up to a maximum of ten years. During this term, a specified work program must be completed, which may include the acquisition seismic data and/or drilling an exploration well. If the work program has been completed by the end of this period, the licensees are generally entitled to extend the production license and to retain up to half the acreage covered by the production license for a period of up to 30 years, while the remainder of the area is relinquished. Licensees are required to submit a plan for development and operation to the MPE for approval. After the initial term, an area fee is charged per square kilometer.

Based on the terms of the development and operation plan, the Norwegian Petroleum Directorate (“NPD”) issues annual production permits allowing the licensees to produce defined volumes of petroleum. NPD attempts to ensure maximum depletion of petroleum from the reservoirs. In the past, Norway has occasionally imposed general production restrictions in periods where oil prices have been low.

Licensees are, as a general rule, required to submit a decommissioning plan two to three years before a production license expires or the use of a facility is terminated. The licensees are responsible for the costs of the decommissioning activities.

Traditionally, the MPE has only accepted license applications from companies acting alone, and, therefore, companies were not able to choose their partners in an individual block. In recent years, however, the MPE has begun permitting group applications enabling companies to choose exploration and development partners. Accordingly, licenses in Norway may now be awarded to joint ventures consisting of several companies who are jointly and severally responsible for obligations arising from petroleum operations carried out under the license. Once a license is awarded, the licensees are required to enter into a joint operating agreement and an accounting agreement which regulate the relationship between the partners. The MPE decides the form of these agreements.

When a production license is awarded to several oil companies, one of them is appointed by the MPE as operator for the license. The operator is responsible for the daily conduct of operations in accordance with the terms of the production license. The production license regulates the rights and duties of licensees in relation to the state.

Access to seismic data

A significant competitive advantage for our company is access to PGS’s 3-D MegaSurvey seismic database that we believe is the most comprehensive regional 3-D seismic database compiled for the North Sea. We have unrestricted non-exclusive use of this 3-D seismic information which covers approximately 89,200 square kilometers of the United Kingdom Continental Shelf and the Norwegian Continental Shelf and approximately 15,000 square kilometers in the Dutch North Sea. We also have access to PGS’s North Sea Digital Atlas, a dataset consisting of a multitude of regional maps on key horizons, interpreted from 110,000 kilometers of 2D data tied to over 1,200 wells. Through the use of this database, our exploration teams have generated an inventory of exploratory prospects that we believe may have been previously overlooked, unidentified or deemed to be uneconomical.

As of August 31, 2006, we had interests in the following production licenses:

License	Operator	Endeavour interest	Acres	Year awarded

			(In thousands)

United Kingdom:
P1399	Endeavour	33.3%	168	2005
P1397	Endeavour	33.3%	27	2005
P1297	Endeavour	100%	49	2005
P219	Talisman	8% on unitized field, 10% on exploration block	16	1972
P1176	Endeavour	75%	63	2004
P1219	Endeavour	100%	12	2004
P1313	Gaz de France	25%	42	2005
P1222	Endeavour	60%	6	2004
P1051	Dana	20%	35	2002
P1314	Serica	50%	13	2005
P1180	Serica	47.5%	6	2004
P1321	Gaz de France	25%	13	2005
P1228	Endeavour	60%	40	2004
P1323	Endeavour	40%	14	2005
P1324	Endeavour	40%	11	2005
P1183	Endeavour	40% on Turnberry, 60% on Turriff	52	2004
P1229	Premier	50%	119	2004
P1132	Centrica	22.5%	120	2003
P1235	Tullow	25%	207	2004
P1339	Endeavour	50%	36	2005
P1343	Gaz de France	33%	97	2005
P1055	Gaz de France	12.5%	119	2003
P1184	Tullow	25%	31	2004
P1242	CalEnergy	30% on an option to farm-in	29	2004
P1356	Endeavour	100%	28	2005

Total United Kingdom			1,353
Norway:
Njord	Norsk Hydro	2.5%	35	1985-2004
Brage	Norsk Hydro	4.4%	46	1998-2003
PL270	RWE	49%	60	2001
PL304	Lundin	25%	109	2003
PL354	Endeavour	50%	88	2005
PL363	Lundin	40%	41	2005
PL347	Norsk Hydro	7.5%	86	2004
PL348	Norsk Hydro	7.5%	51	2004

Total Norway			516
Ireland:
To be determined	Island Oil and Gas	20%	38	2006

Total			1,907

United Kingdom

Licenses

Endeavour currently holds licenses in the United Kingdom sector of the North Sea covering approximately 1.3 million acres.

P1399 (12/26b, 12/27, 17/5b, 18/1a, and 18/2a)—33.3% working interest and Operator. This traditional production license was awarded during the 23rd Licensing Round in 2005 and consists of five blocks covering 168,028 acres in the UK Inner Moray Firth. The license contains several potential drilling opportunities and is located five miles from the Beatrice Field. Endeavour operates these blocks with a 33.3% working interest. Our partners are Palace Exploration, Hunt Petroleum and Lundin. The work program, involving acquisition of a 3-D seismic survey (which has recently been completed), rock physics modeling, and an economic study, will enable us to arrive at a drill or drop decision.

P1397 (12/23a)—33.3% working interest and Operator. This part-block, covering 26,909 acres of the UK Inner Moray Firth, was awarded as a traditional production license during the 23rd Licensing Round in 2005. The license is located 30 miles from the Beatrice Field in the Inner Moray Firth and contains one potential drilling opportunity. We are the operator, with a 33.3% working interest, of a group that includes Palace Exploration, Hunt Petroleum, Lundin and IFR. The work program consists solely of the purchase of available 2-D seismic data.

P1297 (15/12a)—100% working interest and Operator. This is a promote production license that was awarded as a part-block in the 23rd Licensing Round in 2005. It covers 49,371 acres of the UK Outer Moray Firth. The license is located on an oil trend seven miles north of the Piper Field and seven miles northwest of the recent Yeoman discovery in the Outer Moray Firth. Endeavour is the operator with a 100% working interest in this block. The work program, which consists of the purchase and reprocessing of 2-D seismic data, and rock physics modeling, will enable us to decide whether to drill or drop.

P219 (16/13a Enoch)—10% working interest. P219, a production license awarded in 1972, consists of one block covering 16,309 acres in the UK Central North Sea. The license contains the Enoch field which is due to begin production in early 2007. Enoch is a unitized field, extending across the border between the United Kingdom and Norway. Endeavour has acquired a 10% interest in this block, which will give us an 8% interest in the Enoch Field. The operator under this license is Talisman.

P1176 (20/15b & 21/11c)—75% working interest and Operator. Awarded in 2004 as two part-blocks covering 63,135 acres in the UK Central North Sea, this 22nd Round traditional production license contains several potential drilling opportunities and is located along a Jurassic oil trend. The Kittiwake Field is situated 20 miles to the south east and the Goosander development is 15 miles away. Endeavour is the operator with a 75% working interest in these blocks; our partner is Lundin. The work program requires us to reprocess an existing 3-D seismic survey (which has already been completed), purchase 2-D seismic data, and conduct rock physics modeling. The drilling of a well will be contingent on the identification of a viable prospect.

P1219 (21/20c)—100% working interest and Operator. This promote production license consists of a part-block covering 11,928 acres in the UK Central North Sea, and was awarded as part of the 22nd Licensing Round in 2004. It is located along a Jurassic oil trend, seven miles north of the Cook Field and the Christian and Bligh discoveries, and 15 miles from the Kittiwake Field. The license includes a prospect at a Lower Cretaceous reservoir horizon. We are the operator and have a 100% working interest in this block. The work program, which will lead to a drill-or-drop decision, consisted of reprocessing 3-D seismic data and purchasing 2-D seismic data. P1219 is likely to be relinquished in December 2006.

P1313 (22/20b)—25% working interest. P1313 is traditional production license that was awarded in the 23rd Licensing Round in 2005 as a part-block covering 41,785 acres in the UK Central North Sea. This license contains several drilling opportunities and is located four miles from the Mungo Field. Endeavour has a 25% working interest in this block. Partners are E.ON Ruhrgas, RWE-DEA and operator Gaz de France. The work program, which consists of the acquisition and processing a 3-D seismic survey, the reprocessing of existing 3D seismic data and rock physics modelling, will enable a drill-or-drop decision to be taken.

P1222 (22/24e)—60% working interest and Operator. Awarded in the 22nd Licensing Round in 2004 as a part-block covering 5,548 acres in the UK Central North Sea, this promote production license is located five miles east of the Turnstone oil discovery, and contains an Upper Jurassic Fulmar Sandstone drilling opportunity. We are the operator with a 60% working interest in this block; our partner is Reach. The work program consisted of reprocessing and enhancement of the existing 3-D seismic data, and rock physics modeling. P1222 is likely to be relinquished in December 2006.

P1051 (23/11(N))—20% working interest. This is a traditional production license, awarded in the 20th Licensing Round in 2002. It comprises a part block covering 11,396 acres, in an area of the UK Central North Sea close to the Barbara Field and Mortimer oil discovery. Our 20% working interest in this block was acquired through a farm-in to the Fiacre prospect, which was drilled in 2005 by operating partner Dana Petroleum. Following the unsuccessful outcome of this well, the 2006 work program is concentrating on the evaluation of any remaining prospectivity on the block.

P1314 (23/16f)—50% working interest. A traditional production license awarded in the 23rd Licensing Round in 2005 as a part-block covering 12,874 acres in the UK Central North Sea, P1314 contains several drilling opportunities and is located four miles from the Mungo Field. The Columbus prospect is located in the vicinity of well 23/16a-2, drilled in 1988, which encountered hydrocarbons in the Andrew Formation. Endeavour has a 50% working interest in this block with operating partner Serica Energy. We have been appointed as well-operator for the forthcoming drilling operations. The work program consists of reprocessing existing 3-D seismic data and drilling a firm commitment well which will spud in October 2006.

P1180 (23/16e & 23/17b)—47.5% working interest. This traditional production license was awarded in the 22nd Licensing Round in 2004 as two part-blocks covering 5,950 acres in the UK Central North Sea. These are located adjacent to the Lomond and Pierce Fields, and are operated by Serica Energy. We have a 47.5% working interest in these blocks; Wham Energy is the other partner. The work program consists of the reprocessing and enhancement of existing 3-D seismic data, together with rock physics modeling.

P1321 (30/1g)—25% working interest. Awarded in the 23rd Licensing Round in 2005 as a part-block covering 12,553 acres in the UK Central North Sea, this traditional production license contains multiple drilling opportunities, and is located five miles from the Shearwater Field. The primary targets are Jurassic sandstones. Endeavour has a 25% working interest in this block. E.ON Ruhrgas, and RWE DEA are the other partners, together with operator Gaz de France. Reprocessing of existing 3-D seismic data and rock physics modeling comprise the work program, which will lead to a drill-or-drop decision.

P1228 (30/23b)—60% working interest and Operator. This is a promote production license that was awarded in the 22nd Licensing Round in 2004. This part-block covers 39,773 acres in the UK Central North Sea, and contains a Fulmar prospect, Balgownie, on trend with the Janice and James Fields, as well as additional Jurassic and Rotliegend potential. Endeavour is the operator with a 60% working interest; our partners are Reach and Svenska. The work program, which has already been completed, consists of the reprocessing of 3-D seismic data. The block will be converted to a traditional license in December this year, with a commitment to drill a well within the following two years.

P1323 (31/21b)—40% working interest and Operator. This traditional production license was awarded in the 23rd Licensing Round in 2005 as a part-block covering 13,887 acres in the UK Central North Sea. The license lies on an oil trend north of the Angus Field and is located approximately six miles east of the Auk/Argyll Field. We operate the block with a 40% working interest. Quadrant and Hunt Petroleum are our partners. The work program requires us to obtain and reprocess an existing 3-D seismic survey (this has already been completed), and to conduct reservoir and engineering studies and rock physics modeling. The work program will lead to a drill-or-drop decision.

P1324 (31/27b)—40% working interest and Operator. Awarded in the 23rd Licensing Round in 2005 as a part-block covering 11,120 acres in the UK Central North Sea, this traditional production license is located five miles from the Fife Field. Endeavour is the operator and has a 40% working interest in the block; our partners are Quadrant and Hunt Petroleum. A drill-or-drop decision will be taken on completion of the work program. This consists of obtaining and reprocessing a 3-D seismic survey (already completed), together with reservoir and engineering studies and rock physics modeling.

P1183 (31/26b & 39/1b)—40% working interest (Turnberry area), 60% working interest (Turriff area) and Operator. This traditional production license was awarded in the 22nd Licensing Round in 2004 as two part-blocks covering 52,143 acres in the UK Central North Sea. The blocks are located adjacent to the Fife and Flora oil fields. Endeavour and Reach formed the original group with Endeavour as operator with a 60% working interest. The work program requires the drilling of one firm commitment well. This was fulfilled in 2005 with the drilling of two wells, Turnberry (31/26b-17) and Turriff (31/26b-18), both of which were unsuccessful in finding commercial hydrocarbons. Centrica, Palace Exploration and Challenger joined in the drilling of Turnberry, leaving Endeavour with a 40% working interest in this area. Prior to drilling Turriff, Palace and Challenger joined, leaving Endeavour with a 60% interest in this area.

P1229 (42/10 & 42/15)—50% working interest. This promote production license was awarded in the 22nd Licensing Round in 2004 as two blocks covering 118,331 acres in the UK Southern North Sea. The license is located to the west of the Silverpit Basin and contains the Agincourt gas discovery, drilled by Mobil in 1995. Premier Oil and Endeavour each has a 50% working interest in these blocks, with Premier as the operating partner. The work program, which has now been completed, consists of obtaining and reprocessing 2-D seismic data and reservoir quality/engineering studies. P1229 is likely to be relinquished in December this year.

P1132 (42/21 & 42/22)—22.5% working interest. Originally awarded to Wham Energy in the 21st Licensing Round in 2003, this promote production license contains two blocks covering 119,532 acres in the UK Southern North Sea. The blocks are located in the northwest of the Sole Pit Basin, 15 miles from the Wollaston Field. We farmed-in to this license and participated in the drilling of the Prometheus well in 2005. As a result of the farm-in agreement, we hold a 22.5% working interest in these blocks with Wham Energy, Antrim Energy and operating partner

Centrica. Following the drilling of the unsuccessful Prometheus well, work is currently being undertaken to define any remaining prospectivity.

P1235 (43/22b, 43/23a, 43/27b, 43/28, 43/29)—25% working interest. This promote production license was awarded in the 22nd Licensing Round in 2004 as two complete and three part-blocks covering 207,356 acres in the UK Southern North Sea. These are located on the northern fringe of the Sole Pit Basin between the Johnston and Trent gas fields. Endeavour has a 25% working interest in the blocks; Premier, Gaz de France and Tullow Oil (operator) are the other partners. The work program for this license has already been completed. This involved the purchase of 2-D and 3-D seismic data. P1235 is likely to be relinquished in December this year.

P1339 (43/23b)—50% working interest and Operator. P1339 is a promote production license that was awarded in the 23rd Licensing Round in 2005 as a part-block covering 35,830 acres in the UK Southern North Sea. The license is located on a prolific gas trend five miles from the Trent Field. Endeavour (as operator) and Tullow each have a 50% working interest. A drill-or-drop decision will be based on a work program consisting of the reprocessing of a 3-D seismic survey, together with reservoir quality and engineering studies.

P1343 (43/30b, 48/5a & 49/1b)—33% working interest. This traditional production license covering 97,259 acres in the UK Southern North Sea, was awarded in the 23rd Licensing Round in 2005. The three part-blocks that make up the licence are located eight miles southwest of the Schooner Field and contain several potential drilling opportunities. Endeavour has a 33% working interest in these blocks, alongside operating partner Gaz de France and Tullow Oil. The work program consists of acquiring 2-D seismic data and carrying out rock physics modeling.

P1055 (44/11a & 44/12a)—12.5% working interest. Originally awarded in the 20th Licensing Round in 2002 to a group operated by Gaz de France, this traditional production license contains two part blocks covering 59,304 acres in the UK Southern North Sea. These are located on the northern margin of the Silverpit Basin, 12 miles from the Tyne Gas field. We farmed-in to this license to participate in the drilling of the Cygnus well during 2006 and now hold a 12.5% working interest in these blocks. As discussed previously, the Cygnus well has successfully tested as a gas discovery and key pre-development studies are underway. If a decision is made to develop the discovery, it is anticipated that production could be initiated by late 2008 or early 2009.

P1184 (44/21c & 44/26b)—25% working interest. This traditional production license was awarded in the 22nd Licensing Round in 2004 as two part-blocks covering 30,952 acres in the UK Southern North Sea. The license lies on a Carboniferous gas trend and is located five miles from both the Schooner and Boulton gas fields. Endeavour was awarded a 25% working interest in these blocks; our partners are Premier Oil, Gaz de France and Tullow Oil (operator). The work program, consisting of the purchase of 3-D seismic data, conducting geologic studies and integrating data from the Schooner field well, has been completed.

P1242 (48/17)—30% working interest. This is a promote production license, originally awarded in the 22nd Licensing Round in 2004 to CalEnergy as a part block covering 29,109 acres in the UK Southern North Sea. Located eight miles from the Ravenspurn North Field, the license contains several potential drilling opportunities, including Emu which is on the 2007 drilling schedule. We hold a 30% working interest in the block, which is operated by CalEnergy. P1242 will be converted to a traditional license in December 2006.

P1356 (48/8c)—100% working interest and Operator. Awarded in the 23rd Licensing Round in 2005 as a part-block covering 28,219 acres in the UK Southern North Sea, this promote production license is located on a prolific gas trend, seven miles from the Barque Field. Endeavour is the operator with a 100% working interest in this block. The work program consists of purchasing 2-D seismic data and carrying out a study of the reservoir.

Ireland

In August 2006, we were granted a frontier exploration license for offshore Ireland covering six part blocks in the Donegal Basin of the Irish Sea. We will hold a 20% interest in the newly named Inishowen License that covers 188,540 acres.

Norway

Production licenses

Endeavour currently holds licenses in the Norwegian sector of the North Sea covering approximately 0.5 million gross acres. We have interests in two producing fields, both operated by Norsk Hydro, as follows:

The Brage field—4.4% working interest. This stake was acquired as part of our acquisition of OER in 2004. The field is covered by three licenses, PL053B, PL055, PL055B and PL185. PL053B covers Block 30/6 and was originally awarded in 1998. PL055 and PL055B cover Block 31/4 and were awarded in 1979 and 1999, respectively. PL185 covers Block 31/7 and was originally awarded in 1991. The Brage oil field began production in 1993 and the Sognefjord formation began production in 1997. This field is located in water at a depth of approximately 500 feet. A new four-year drilling campaign starts in October 2006. The campaign comprises both exploration and production targets. Together with other exploration and exploitation activities, the long term plan aims for production beyond 2014.

The Njord field—2.5% working interest. This stake was acquired as part of our acquisition of OER in 2004. The field is covered by two licenses, PL132 and PL107. PL132 covers Block 6407/10 and was originally awarded in 1987 and PL107 covers Block 6407/7 and was originally awarded in 1985. The field is located approximately 19 miles west of the Draugen field and began oil production in 1997. A plan for gas export was approved by the Norwegian authorities in 2005 with gas production expected to begin in late 2007. The gas export project is expected to extend the life of the field beyond 2013.

The Company and its partners are currently conducting exploration and exploitation activities in the Njord area that are expected to extend the life of the field further. This also includes future tie-in of possible discoveries from the license areas (PL317 and PL348) acquired in the 2004 APA round.

Exploration licenses

PL354 (1/9, 2/7, 2/10 and 2/11)—50% working interest and Operator. This production license was awarded in 2005 as four partial blocks covering 86,671 acres in the Norwegian North Sea. This license is located in an oil trend south west of the Ekofisk, Valhall and Hod fields in the Central Graben. The license holds prospective targets in several stratigraphic intervals from Paleozoic to Tertiary. We were awarded operatorship and a 50% working interest in these blocks in the APA 2005 license round with partners Petro-Canada and Revus. The work program for this license consists of reprocessing of 3-D seismic data on the awarded acreage leading to a drill-or-drop decision in two years.

PL363 (25/5)—40% working interest. This production license was awarded in 2005 as a partial block covering 41,488 acres in the Norwegian North Sea. This block is located in an oil and gas trend northeast of the Jotun and Heimdal Fields in the Viking Graben. The license holds prospective targets in the Tertiary section and an under-explored Mesozoic section. We were awarded a 40% working interest in this block in the APA 2005 license round with partner Lundin. The work program for this license consists of purchase of 3-D seismic data that covers the licensed area, leading to a drill-or-drop decision in two years.

PL347 (6407/7, 6407/8, 6407/10 and 6407/11)—7.5% working interest. This production license was awarded in 2004 as four partial blocks covering 85,571 acres in the Norwegian Sea. This license is located in an oil trend between the Njord and Draugen oil fields. The license holds several potential drilling targets. We were awarded a 7.5% working interest in the APA 2004 license round with partners Norsk Hydro, Petoro, Talisman, E.ON Ruhrgas and Gaz de France. The work program for this license consists of geological and geophysical evaluation of the license area leading to a drill-or-drop decision in three years.

PL348 (6407/8 and 6407/9)—7.5% working interest. This production license was awarded in 2004 as two partial blocks covering 51,323 acres in the Norwegian Sea. This license is located between the Njord and Draugen oil fields. The license holds several potential drilling targets. We were awarded a 7.5% working interest in the APA 2004 license round with partners Norsk Hydro, Petoro, Talisman, E.ON Ruhrgas and Gaz de France. The work program for this license consists of geological and geophysical evaluation of the license area, leading to a drill-or-drop decision in two years.

PL270 (35/3 Agat)—49% working interest. This production license was originally awarded in 2000 as a partial block covering 59,600 acres in the North Sea. This license is located in an oil and gas trend north of the Gjøa oil field and east of the recent Peon gas discovery on the Møre Margin. The license holds two Cretaceous Agat gas discoveries and has several potential drilling opportunities. We acquired a 49% working interest through the OER Acquisition in 2004. Our partner is RWE DEA. The work program for this license consists of further geological and geophysical evaluation. The license period expires in 2035.

PL304 (25/7 and 25/10)—25% working interest, to be increased to 40% pending authorities approval. This production license was originally awarded in 2003 as two partial blocks covering 108,514 acres in the North Sea. This license is located in an oil and gas trend west of the Balder and Grane oil fields in the Viking Graben. The licensees have decided to drill one well on a Tertiary prospect in 2007 or 2008, depending on the availability of drilling rigs. We acquired a 25% working interest through a swap with Lundin in the summer of 2006, and a further increase through an acquisition from Marathon. Our partner is Lundin. This license has entered the second two-year term with a work program of one well. The initial license period expires in 2008.

Reserves

For 2005 and 2004, our oil and gas reserves were reviewed and audited by the independent reserve engineers GCA. Our internal reservoir engineers evaluate seismic interpretations, petrophysical analysis and geological mapping to determine the nature of the reservoir and ultimately the quantity of proved oil and gas reserves attributable to a specific property. We provided this analysis to GCA for review and audit. GCA did not perform its own seismic interpretations, well log or petrophysical analysis. The audit of our reserves by GCA is based upon the SEC definitions of proved reserves and involves their examination of our technical evaluation and extrapolations of well information such as flow rates and reservoir pressure declines as well as other technical information, mapping and measurements and our estimate of proved reserves. See “Risk factors—Risks related to our business—Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of our assets will materially affect the quantities and present value of those reserves.”

Our proved oil and gas reserves at December 31, 2005, 2004 and 2003 included the following:

	Oil	Gas	Oil equivalents

	(MBbls)	(MMcf)	(MBoe)

2005:
Norway	1,164	6,297	2,214
2004:
Norway	1,543	6,725	2,664
Equity interest in entities with oil and gas properties (Thailand)	75	25,006	4,243
2003:
United States	—	52	9

We have not provided any estimates of our oil and gas reserves to any federal authority or agency, other than the SEC, since the beginning of our last fiscal year.

Drilling statistics

A well is considered productive for purposes of the following table if it justifies the installation of permanent equipment for the production of oil or gas. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found and economic value. The following table shows the results of the oil and gas wells in which we participated in drilling and testing during 2005 and 2004:

	Productive wells		Dry holes		In progress wells
	Gross	Net	Gross	Net	Gross	Net

	(wells)

2005:
United Kingdom	—	—	4	1.5	—	—
Norway	2	0.07	1	0.03	1	0.03
2004:
Norway	1	0.03	—	—	2	0.07
Equity interest in entities with oil and gas properties (Thailand)	2	0.14	—	—	—	—

Productive well summary

At December 31, 2005, our productive wells included the following:

	Oil		Gas
	Gross	Net	Gross	Net

	(wells)

Norway	26	0.99	—	—

Undeveloped acreage

The following table sets forth certain information regarding our developed and undeveloped holdings in acres as of December 31, 2005 in the areas indicated.

	Developed		Undeveloped
	Gross	Net	Gross	Net

	(acres)

United Kingdom	—	—	1,211,951	518,269
Norway	74,356	2,498	393,133	130,073
Total North Sea	74,356	2,498	1,605,084	648,342

The continuation of our licenses beyond their initial terms are dependent upon the specific terms of each license, the completion and results of any agreed work program, establishment of a development plan to initiate production and any other decisions, made together with our partners, to further extend the life of the license or to renegotiate the duration of the license with the applicable government entity. As of December 31, 2005, we have approximately 12,200, 185,300 and 203,000 net acres that are scheduled to expire by December 31, 2006, 2007 and 2008, respectively, if we take no operational or administrative actions to continue the term of the various production licenses under which the undeveloped acreage is held. We currently have plans to continue the terms of various licenses through operational or administrative actions and do not expect a significant portion of our net acreage position to expire before such actions occur.

Standardized measure of discounted future net cash flows

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates for jurisdictions in which production occurs. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

Estimates of future cash inflows are based on prices at year-end. Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts. Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences. The effect of tax credits is considered in determining the income tax expense.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

	December 31,
	2005	2004
(Amounts in thousands)	Norway	Norway	Thailand	Total

Future cash inflows	$137,637	$89,073	$—	$89,073
Future production costs	(49,514)	(42,715)	—	(42,715)
Future development costs	(17,922)	(21,192)	—	(21,192)
Future income tax expense	(48,762)	(12,086)	—	(12,086)

Future net cash flows (undiscounted)	21,439	13,080	—	13,080
Annual discount of 10% for estimated timing	2,914	2,815	—	2,815

Standardized measure of future net cash flows	$18,525	$10,265	$—	$10,265

Equity method investees	$—	$—	$15,251	$15,251

Rig commitments

In the United Kingdom, we have a commitment to use the drilling services of a semi-submersible drilling rig for two wells, beginning in the last half of 2006 for approximately $13.5 million. In addition, we recently joined several other operators to form a consortium contract for the use of a drilling rig for a three-year period beginning in the second half of 2006 in the Norwegian Continental Shelf. The contract commits us to 100 days (for two wells) of drilling services conducted by a semi-submersible drilling rig, for approximately $37.8 million, between late 2007 and 2009. These agreements allow us to move forward with our exploration program in the United Kingdom and Norway and to fulfill our role as an operator of United Kingdom and Norwegian licenses.

A wholly owned subsidiary entered into a rig commitment for the United Kingdom sector of the North Sea for 220 days over a one-year period beginning in March 2007. The arrangement with Applied Drilling Technology International, a division of GlobalSantaFe, will be for a heavy-duty harsh environment jack-up suitable for most drilling activities the company will operate in 2007-2008. Our commitment for this rig is approximately $66 million.

Subsidiaries

We primarily conduct our operations through our subsidiaries, which we directly or indirectly wholly own. Our material subsidiaries are as follows: Endeavour Operating Company, formerly NSNV, Inc., a Delaware corporation; Endeavour Energy UK Limited, a company organized under the laws of England and Wales; Endeavour Energy Norge AS, a company incorporated under the laws of Norway; Endeavour Energy Netherlands B.V., a company organized under the laws of the Netherlands; Endeavour International Holding B.V., a company organized under the laws of the Netherlands; END Operating Management Company, a Delaware corporation; and END Management Company, a Delaware corporation.

Competition

The petroleum and natural gas industry is highly competitive. Numerous independent oil and gas companies, financial investors in oil and gas and major oil and gas companies actively seek out and bid for oil and gas properties as well as for the services of third party providers, such as drilling companies, upon which we rely. A substantial number of our competitors have longer operating histories in this region and substantially greater financial and personnel resources than we do. Many of these companies not only explore for, produce and market petroleum and natural gas, but also carry out refining operations and market the resultant products on a worldwide basis which may provide them with additional sources of capital. Larger and better capitalized competitors may be in a position to outbid us for particular prospect rights. These competitors may also be better able to withstand sustained periods of unsuccessful drilling. Larger competitors may be able to absorb the burden of any changes in laws and regulations more easily than we can, which would adversely affect our competitive position. In addition, most of our larger competitors have been operating for a much longer time and have demonstrated the ability to operate through industry cycles.

Petroleum and natural gas producers also compete with other suppliers of energy and fuel to industrial, commercial and individual customers, including coal, nuclear and other alternative fuels. Competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the governments and/or agencies thereof and other factors out of our control including, international political conditions, overall levels of supply and demand for oil and gas, and the markets for synthetic fuels and alternative energy sources. Please see, “Risk factors—Risks related to our business—We operate in foreign countries and are subject to political, economic and other uncertainties.”

Regulation

The exploration, production and sale of oil and gas are extensively regulated by governmental bodies. Applicable legislation is under constant review for amendment or expansion. These efforts frequently result in an increase in the regulatory burden on companies in our industry and consequently an increase in the cost of doing business and decrease in profitability. Numerous governmental departments and agencies are authorized to, and have, issued rules and regulations imposing additional burdens on the oil and gas industry that often are costly to comply with and carry substantial penalties for failure to comply. Production operations are affected by changing tax and other laws relating to the petroleum industry, by constantly changing administrative regulations and possible interruptions or termination by government authorities.

Oil and gas mineral rights may be held by individuals or corporations and by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

Environmental

Our operations are also subject to a variety of frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Failure to comply with these laws and regulations can result in the imposition of substantial fines and penalties as well as potential orders suspending or terminating our rights to operate. Some environmental laws to which we are subject provide for strict liability for pollution damage, rendering a person liable without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, such as oil and gas related products or for other reasons.

Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us. These laws and regulations may substantially increase the cost of exploring for, developing, producing or processing oil and gas and may prevent or delay the commencement or continuation of a given project and thus generally could have a material adverse effect upon our capital expenditures, earnings, or competitive position. We believe that we are in substantial compliance with current applicable environmental laws and regulations. Nevertheless, changes in existing environmental laws and regulations or in the interpretations thereof could have a significant impact on us and the oil and gas industry in general.

Our operations in the UK portions of the North Sea are subject to numerous UK and European Union laws and regulations relating to environmental and safety. Environmental matters are addressed both before oil and gas production activities commence and during the exploration and production activities. Before a UK licensing round begins, the Department of Trade and Industry will consult with various public bodies that have responsibility for the environment. Applicants for production licenses are required to submit a statement of the general environmental policy of the operator in respect of the contemplated license activities and a summary of its management systems for implementation of that policy and how those systems will be applied to the proposed work program. Additionally, the Offshore Petroleum Production and Pipelines (Assessment of Environmental Effects) Regulations 1999 require the Secretary of State to exercise his licensing powers under the Petroleum Act 1998 in such a way to ensure that an environmental assessment is undertaken and considered before consent is given to certain projects.

In August 2005, new regulations were issued in the United Kingdom relating to oil pollution prevention and control for offshore facilities. The new rules introduce a permitting program for oil discharges from any offshore facility. “Oil discharges” are interpreted broadly in the new regulations to include a variety of potential discharges associated with petroleum exploration and production, such as produced water, sand and other substances, as well as discharges associated with decommissioning activities. These new rules have increased the operating costs for all offshore oil and gas companies operating in the United Kingdom. However, the impact of these regulations on many affected operations, including operations associated with the Acquisition, has not been fully realized or identified.

In the Norwegian portions of the North Sea, our operations are subject to the environmental and safety requirements of the Petroleum Act of 1996, as well as other laws and regulations.

Our production licenses in Norway incorporate the environmental and safety requirements provided in the Petroleum Act, and failure to comply with such requirements can result in the imposition of fines and penalties as well as the potential suspension or revocation of our authorizations to operate.

Operational hazards and insurance

Our operations are subject to particular hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires and pollution and other risks. These hazards can cause personal injury or death, damage or destruction of property and equipment, pollution or environmental damage and suspension of operation.

With respect to the projects in which we own a non-operating interest, either the operator for the project or we may maintain insurance of various types to cover our operations with policy limits and retention liability that we believe are customary in the industry. In other cases, we may separately retain insurance coverage. We believe the coverage and types of insurance we maintain are currently adequate. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our ownership interests and thereby on our financial condition and results of operations. Please see “Risk factors—Risks related to our business—Our insurance may not protect us against business and operating risks, including an operator of a prospect in which we participate failing to maintain or obtain adequate insurance.”

Employees and office locations

As of September 30, 2006, we had 55 full-time employees in our offices in Houston, London and Oslo. Our offices in London and Oslo have 13 and 19 employees, respectively, with substantially all of these employees being experienced technical and commercial professionals who focus on evaluating and developing opportunities in the region. Senior management, experienced technical and commercial professionals and a small administrative staff located at corporate headquarters in Houston provide strategic direction and guidance and oversee administrative, legal and financial support.

We believe that we maintain good relationships with our employees, none of whom are covered by a collective bargaining agreement. We also utilize the services of consultants who provide us, among other things, technical support and accounting services.

Legal proceedings

From time to time, we are involved in litigation, claims and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations.

The Acquisition

Overview

During the second quarter of 2006, we entered into an agreement with a subsidiary of Talisman Energy Inc. to purchase all of the outstanding shares of Talisman Expro Limited (“TEL”) for $414 million. The agreement governing the Acquisition contains customary representations and warranties and is subject to certain purchase price adjustments to account for the January 1, 2006 effective date. In addition, as discussed below, there may be an additional purchase price adjustment in the event there is a redetermination of TEL’s interest in the Goldeneye field.

The Acquisition includes seven producing fields in the Central North Sea section of the UK Continental Shelf with approximately 8,800 Boe/d of production for the first six months of 2006, which would represent our first production in the United Kingdom. The Acquisition is consistent with our stated strategy to expand our operations through exploration and acquisitions and would offer us a range of benefits which include:

•	Providing an attractive asset base in a core area. The assets included in the Acquisition are diversified across seven fields and balanced between oil and gas. The Acquisition would anchor a core area in the North Sea Central Graben area with strategic production hubs. We have also identified upside for these assets which includes infill drilling, improved water injection programs and facilities optimization.

•	Establishing immediate scale in the North Sea. The Acquisition would significantly increase our production and proved reserves. This increased presence is expected to support longer term rig commitments in an increasingly competitive environment and enable us to pursue additional farm-in and strategic partnering opportunities.

•	Significantly increasing cash flow and balancing our portfolio between exploration and production. The producing assets from the Acquisition are complementary to our existing exploration inventory, and we intend to deploy the pre-tax cash flow from these assets to support our exploration drilling program. In the United Kingdom, these exploration and production expenditures are immediately deductible from taxable income. In order to reduce the volatility of the expected cash flow, we have hedged a significant portion of the expected production from the acquired assets.

As further discussed below, the Acquisition is expected to close in the fourth quarter of 2006, and its completion is subject to the receipt of various third-party and government consents and completion of all documentation required to effect the transaction. This offering is not conditioned upon the completion of the Acquisition, and we cannot give you any assurance that the Acquisition will be completed successfully.

Financing

We have commitments to finance the Acquisition consisting of a $225 million senior bank facility (which has an anticipated initial borrowing base of approximately $195 million and from which we plan to draw $146 million) and a $75 million second lien term loan. We also have agreed to issue $125 million of Series A Convertible Preferred Stock. We believe these commitments, the Series A Convertible Preferred Stock, cash on hand and the net proceeds from this offering of $77 million will be sufficient to fund the purchase price of the Acquisition. Please see “Use of proceeds.” We also have an alternative debt financing commitment in place, which we do not anticipate using. If the Acquisition is consummated, we will pay commitment fees with respect to this alternative debt financing and a previously committed alternative preferred equity financing. If we are unable to secure sufficient financing to fund the purchase price, we will be subject to liquidated damages in the amount of $25 million and may be subject to additional claims. Please see “Use of proceeds” and “Risk factors—Risks related to the Acquisition—The closing of the Acquisition is not conditioned on our ability to secure adequate financing to fund the purchase price.”

Series A Convertible Preferred Stock

We have agreed to issue $125 million of Series A Convertible Preferred Stock to a group of private institutional investors in order to obtain a portion of the funds required for the Acquisition.

Ranking. The Series A Convertible Preferred Stock will rank senior to any of our other existing or future shares of capital stock.

Convertibility. The Series A Convertible Preferred Stock will be fully convertible into common stock at any time at the option of the preferred stock investors, at (i) a conversion price of $2.50 (the “Conversion Price”) and (ii) in an amount of common stock equal to the quotient of the Liquidation Preference (as defined below) divided by the Conversion Price. Upon conversion, all of the then accrued and unpaid dividends of the Series A Convertible Preferred Stock will be paid on the date of such conversion. The Conversion Price is subject to customary adjustments in connection with a stock split, reverse stock split, a stock combination or similar event.

Dividends. Dividends are payable in cash, or common stock if we are unable to pay such dividends in cash, and any dividends will be paid to the preferred stock investors prior to payment of any other dividend on any other shares of our capital stock. We will pay a cumulative dividend on the Series A Convertible Preferred Stock equal to 10.0% per annum of the original issue price (compounded quarterly) if paid in cash and 10.42% per annum of the original issue price (compounded quarterly) if paid in stock (the “Original Dividend Rate”). The Original Dividend Rate will be reduced to 8.5% per annum of the original issue price (compounded quarterly) if paid in cash and 8.92% per annum of the original issue price (compounded quarterly) if paid in stock if our stockholders approve the exchange of the Series A Convertible Preferred Stock for a new series of convertible preferred stock which is identical to the Series A Convertible Preferred Stock except for the inclusion of additional antidilution provisions. The reduced dividend rate will be retroactive to the date of issuance if stockholder approval is obtained within 120 days of the issuance. The Series A Convertible Preferred Stock also will participate on an as-converted basis with respect to any dividends paid on the common stock.

Issuance of dividends in the form of common stock are subject to the following equity conditions (the “Equity Conditions”), which are waivable by two-thirds of the holders of the Series A Convertible Preferred Stock: (i) such common stock is listed on the American Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market, and not subject to any trading suspension; (ii) we are not then subject to any bankruptcy event; and (iii) such common stock will be immediately re-saleable by the preferred stock investors pursuant to an effective registration statement and otherwise in compliance with all applicable laws. If we have not filed a registration statement or caused it to become effective or have not maintained the effectiveness of the registration statement pursuant to the “—Registration rights” section below, then the dividend rate on the Series A Convertible Preferred Stock will be increased by the product of 2.5% (if the dividend is paid in cash) or 2.63% (if the dividend is paid in stock)

times the number of quarters (or portions thereof) in which the failure occurs or we fail to cure such failure.

Liquidation preference. The Series A Convertible Preferred Stock has a liquidation preference of $1,000 per share plus accrued but unpaid dividends (the “Liquidation Preference”). Upon liquidation, dissolution or other winding up of our affairs, before any distribution or payment is made to any holder of any other equity security ranking junior to the Series A Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock will be paid the greater of (i) the Liquidation Preference and (ii) the amount that would be payable to such holder if such holder had converted all of its outstanding shares of Series A Convertible Preferred Stock into common stock immediately prior to such liquidation event.

Redemption. After the fourth anniversary of the initial issuance of the Series A Convertible Preferred Stock, we may redeem all of the Series A Convertible Preferred Stock in exchange for a cash payment to the preferred stock investors of an amount equal to 102% of the sum of the Liquidation Preference. If we call the Series A Convertible Preferred Stock for redemption, the holders thereof will have the right to convert their shares into a newly issued preferred stock identical in all respects to the Series A Convertible Preferred Stock except that such newly issued preferred stock will not bear a dividend (the “Alternate Preferred Stock”). We may not redeem the Series A Convertible Preferred Stock if the Equity Conditions are not then satisfied with respect to the common stock into which the Alternate Preferred Stock is convertible. Upon the tenth anniversary of the initial issuance of the Series A Convertible Preferred Stock, we must redeem all of the Series A Convertible Preferred Stock for an amount equal to the Liquidation Preference plus accrued and unpaid dividends payable by us in cash or common stock at our election. Issuance by us of common stock for such redemption is subject to the Equity Conditions and to the market value of the outstanding shares of common stock immediately prior to such redemption equaling at least $500 million.

In the event of a change of control of the Company, the Company will be required to offer to redeem all of the Series A Convertible Preferred Stock for the greater of: (i) the amount equal to which such holder would be entitled to receive had the holder converted such Series A Convertible Preferred Stock into common stock; (ii) 115% of the sum of the Liquidation Preference plus accrued and unpaid dividends; and (iii) the amount resulting in an internal rate of return to such holder of 15% from the date of issuance of such Series A Convertible Preferred Stock through the date that the Company pays the redemption price for such shares.

Special covenants; antidilution protection. The Series A Convertible Preferred Stock includes a covenant, that without the prior approval of at least two-thirds of the holders of the Series A Convertible Preferred Stock, we will not (A) issue or sell any shares of common stock, other than certain excluded shares to be agreed upon by the preferred stock investors, for a price per share less than the Conversion Price, or (B) issue or sell any convertible securities or options entitling any person to acquire shares of common stock, other than certain excluded shares to be agreed upon by the preferred stock investors, or modify the terms of any such convertible security or option, to entitle any person to acquire thereunder shares of common stock at an effective price per share less than the Conversion Price. These restrictive covenants will lapse and no longer be in force and effect if the Company obtains the approval of its holders of common stock to exchange the Series A Convertible Preferred Stock for a new series of convertible preferred stock identical in all respects to the Series A Convertible Preferred Stock except that such newly issued convertible preferred stock will include a “full-ratchet” antidilution protection provision, which would result in a favorable adjustment (in the number of shares of common stock issuable on conversion and the Conversion Price) for the holders of Series A Convertible Preferred Stock in the event we were to issue shares of common stock at a price below the Conversion Price. If such shareholder approval is not obtained, then the restrictive covenants will continue for so long as the Series A Convertible Preferred Stock is outstanding.

Registration rights. Within 45 days after the date of original issuance of the Series A Convertible Preferred Stock, we will file a shelf-registration statement with the SEC covering re-sales of all shares of common stock into which the Series A Convertible Preferred Stock are or may be convertible and will use reasonable efforts to cause such registration statement to become effective within 120 days after the date of original issuance of the Series A Convertible Preferred Stock. If we have not filed the registration statement or caused it to become effective within the time periods specified above or have not maintained the effectiveness of the registration statement, then the dividend rate on the Series A Convertible Preferred Stock will be increased by the product of 2.5% (if the dividend is paid in cash) or 2.63% (if the dividend is paid in stock) times the number of quarters (or portions thereof) in which the failure occurs or we fail to cure such failure.

Voting. The holders of the Series A Convertible Preferred Stock will vote on an as-converted basis with the holders of common stock.

Senior bank facility

In order to consummate the Acquisition, we and certain of our subsidiaries expect to enter into a $225 million senior bank facility, subject to a borrowing base limitation. We anticipate that the initial borrowing base will be $195 million. This borrowing base is subject to redetermination every six months with an independent reserve report required every 12 months. The senior bank facility also provides for issuances of letters of credit of up to an aggregate $60 million. While all letters of credit issued under the senior bank facility will reduce the total amount available for drawing under the senior bank facility, letters of credit issued to secure abandonment liabilities in respect of borrowing base assets will not reduce the amount available under the borrowing base.

Indebtedness under the facility will be secured by cross guarantees from all of our subsidiaries, share pledges from all of our subsidiaries, floating charges over the operating assets held in the United Kingdom and a receivables pledge in Norway. Our borrowings under the senior bank facility will bear interest at either LIBOR plus 0.9 to 1.3%, for the initial tranche of $174 million, or LIBOR plus 1.7%, for the second tranche of $21 million.

The senior bank facility contains customary covenants, which limit our ability to incur indebtedness, pledge our assets, dispose of our assets and make exploration and appraisal expenditures. In addition, the senior bank facility contains various financial and technical covenants, including:

•	a maximum consolidated debt to EBITDA ratio of 3.0:1;

•	a minimum current assets to current liabilities ratio of 1.1:1;

•	a minimum debt coverage ratio of 1.2:1 for the initial tranche and 1.15:1 for the second tranche;

•	a minimum field life NPV to loans outstanding coverage ratio of 1.4:1 for the period through March 31, 2009 and 1.5:1 thereafter for the initial tranche, and 1.25:1 for the period through March 31, 2009 and 1.3:1 thereafter for the second tranche; and

•	a minimum loan life NPV to loans outstanding coverage ratio of 1.2:1 for the period through March 31, 2009 and 1.3:1 thereafter for the initial tranche, and 1.15:1 for the period through March 31, 2009 and 1.2:1 thereafter for the second tranche.

The senior bank facility is subject to various conditions precedent to funding, including satisfactory completion of due diligence, the representations and warranties under the facility agreement (including no material adverse change) being correct, the entry into of hedging agreements in accordance with an agreed hedging policy, the satisfaction of all conditions precedent to the consummation of the Acquisition and that the proceeds from this offering, the Series A Convertible Preferred Stock, the second lien term loan and the senior bank facility will be sufficient to consummate the Acquisition and pay all related fees, commissions and expenses.

We will pay a commitment fee of 50% of the initial tranche margin on the unused but available borrowing base amount and 25% of the initial tranche margin on the positive difference between the total facility amount and the aggregate of the available borrowing base amount and the letter of credit sub-limit. In addition, an arranging fee is payable on signing and an issuance fee is payable on issuance of letters of credit. There is also an annual agency and technical bank fee. The final maturity is the earlier of five years and the reserve tail date, being the date when the remaining borrowing base reserves are projected to be 20% or less of the initially approved borrowing base reserves. The senior bank facility is subject to mandatory prepayment in the event of a change of control of any obligor under the senior bank facility agreement. It is prepayable at our option at any time without penalty (aside from standard broken funding costs).

Second lien term loan

In order to consummate the Acquisition, we and one of our wholly owned subsidiaries expect to enter into a $75 million second lien term loan. The second lien term loan consists of a single tranche, which we expect to bear interest at LIBOR plus 6-7%. Our indebtedness under the loan will be secured by cross guarantees from all of our subsidiaries and a second ranking interest in the security package provided under the senior bank facility. The second lien term loan contains various conditions precedent to funding, including completion of satisfactory due diligence, no material and adverse new information arising, no material adverse change, the entry into of satisfactory hedging arrangements, the satisfaction of all conditions precedent to the consummation of the Acquisition and that the proceeds from the second lien term loan, together with the proceeds from this offering, the senior bank facility and the Series A Convertible Preferred Stock, will be sufficient to consummate the Acquisition and pay all related fees, commissions and expenses.

The second lien term loan contains customary covenants, which limit our ability to incur indebtedness, pledge our assets, dispose of our assets and make exploration and other capital expenditures. In addition, the second lien term loan will contain various financial covenants, including:

•	a maximum consolidated debt to EBITDA ratio;

•	a minimum EBITDA to interest expense ratio;

•	a minimum PV-10% to consolidated debt ratio; and

•	a minimum PV-10% to consolidated secured debt ratio.

The second lien term loan matures in five years and is subject to mandatory prepayment related to specified percentages of excess cash flow, proceeds of asset sales and proceeds of issuance of debt and equity securities. We can prepay the second lien term loan at any time at a premium, which premium starts at 3% in the first year and decreases 1% per year until no premium is payable (in addition to standard broken funding costs in the event of prepayment other than on the last day of an interest period). In addition, we will pay an arrangement fee on signing and an annual agency fee in connection with the second lien term loan.

Alternative debt financing

We have an alternative financing commitment for a $300 million bridge credit facility, which we do not anticipate using. However, if the Acquisition is consummated, we will be required to pay aggregate commitment fees of approximately $21.3 million in respect of this bridge credit facility commitment and a previously committed alternative preferred equity financing.

Assets to be acquired

The assets to be acquired in the Acquisition include eight fields in the UK sector of the North Sea with approximately 8,800 Boe/d of production for the first six months of 2006. Those producing areas will include the following fields:

	Interest	Operator	Hydrocarbon

Alba	2.25%	Chevron	Oil
Bittern	2.42%	Shell	Oil/Gas
Caledonia	2.83%	Chevron	Oil
Goldeneye	7.50%	Shell	Gas/Condensate
Ivanhoe, Rob Roy, Hamish	23.46%	Hess	Oil
Renee	77.50%	Endeavour	Oil
Rubie	40.78%	Endeavour	Oil
Rochelle	55.62%	Endeavour	Oil

Currently, TEL owns interests in the Goldeneye and Bittern fields, in addition to interests in various other fields which we will not acquire in connection with the Acquisition. Consequently, TEL has entered into agreements with certain of its affiliates pursuant to which TEL will acquire interests in the Ivanhoe, Rob Roy and Hamish, Renee, Rubie, Caledonia and Alba fields, and dispose of the assets which are not to be part of the Acquisition.

The closing of the Acquisition is conditioned upon, among other things, the completion of the transactions contemplated by these agreements, which themselves are conditioned upon, for each interest:

•	the receipt of consents to, and waivers and approvals of, the transfer of that interest from the relevant co-venturers (including consent to the transfer of the license, consent to the transfer of operatorship and, where applicable, a waiver of certain provisions of the relevant joint-operating agreement) and the execution by such co-venturers of the transfer documents relating to that interest; and

•	the receipt of the relevant government authority’s consent to the assignment of the licenses and, where relevant, to the assignment of operatorship.

In addition, certain third-parties may require additional security from us in the form of a letter of credit or a guarantee before consenting to the transfer of a particular interest.

Upon completion of the Acquisition, Endeavour will hold interests in the following additional licenses in the U.K. sector of the North Sea:

P213 (12/26 Area A, Alba)—2.25% working interest. This production license was awarded in 1972 and includes 52,858 gross acres. The field was discovered in 1984 and first oil production from the Eocene Alba formation began in 1994. The field is located 140 miles northeast of Aberdeen in a water depth of 460 feet and overlays the Britannia field.

P361 (29/1b, Bittern)—2.42% working interest. This license was awarded in 1972. The tract participation for the Bittern field has been agreed as 50:50 split between Block 29/1a and 29/1b, within the Bittern UUOA. Endeavour’s 4.8440% interest in the Block 29/1b results in a 2.422% unit share of the Bittern field which includes 14,079 acres. The field was discovered in 1996 and first oil production began in 2000 from Eocene sands. The field is located 140 miles east of Aberdeen and roughly 19 miles to the north of the Guillemot West development with which is shares the Triton FPSO production facilities. Through its interest in Bittern field, Endeavour will hold an ownership interest in the Triton FPSO of 1.6147%. The field is located in a water depth 300 feet.

P213 (16/26 Area P, Caledonia)—2.83% working interest. This license was awarded in 1972. The field was discovered in 1976 with first production in 2003. The field is located 140 miles northeast of Aberdeen and 5 miles north of the Britannia platform in a water depth of 460 feet.

P592 (20/4b, Goldeneye)—7.50% working interest. The license was awarded in the 10th round License in May 1987. Endeavour’s ownership will be based on a 20% split agreed in the Goldeneye UUOA for block 20/4b resulting in a 7.50% interest for the company. Total acreage in the unitized blocks is 54,587 acres. The field was discovered in 1996 and first production from the Cretaceous Captain sandstone began in October 2004. The field is located in the Central North Sea, 31 miles south of the Piper and Claymore fields and 16 miles west of the Buchan field in approximately 330 feet of water.

P218, P588 (15/21a and 15/21b, Ivanhoe, Rob Roy and Hamish (“IVRRH”))—23.46% working interest. The P218 license was awarded in 1972 and P588 was awarded in 1989. The Ivanhoe field was first discovered in 1975 followed by the Rob Roy discovery in 1984 and Hamish in 1988. Total acreage in the blocks is 13,338. Production of oil and gas commenced in 1989 from both Ivanhoe and Rob Roy fields and from Hamish in 1990 from upper Jurassic Piper sandstone formation. IVRRH fields are located approximately 71 miles northeast of Aberdeen in the Central North Sea in a water depth of 460 feet. The IVRRH fields utilize sub-sea developments and are produced via a Amerada Hess operated floating production facility.

P226 (15/27, Renee field)—77.50% working interest and Operator. The license was awarded in the in 1972 and covers 59,280 acres. The field was discovered in 1976 and first production from upper Jurassic Piper via sub sea tie-back to the Amerada Hess operated AH001 began in February 1999. The field is located 145 miles east of Aberdeen in the Central North Sea in 500 feet of water.

P339 (15/28b, Rubie)—40.78% working interest and Operator. The license was awarded in 1981. The field was discovered in 1985 and first production via sub sea tie-back to the Amerada Hess operated AH001 began in May 1999. The field is located 145 km east of Aberdeen in the Central North Sea in 500 feet of water.

P226 (15/27, Rochelle)—55.62% working interest and Operator. The license was awarded in 1972. The discovery was made in 2000 in the Lower Cretaceous and has not yet been developed. The field is located within the 59,280 acres mention in the Renee summary approximately 86 miles east of Aberdeen in the Central North Sea in 500 feet of water.

Goldeneye redetermination

During the due diligence process for the Acquisition, one of the partners in the Goldeneye field, where we are acquiring a 7.5% working interest, initiated a redetermination procedure for equity interests of all the partners in accordance with that party’s rights as outlined in the joint venture operating agreements for this unitized field. This process is designed to give any party the right to request a redetermination of interests when new data (wells, seismic and/or production performance) indicate a possible change to the allocation formula currently used to establish each party’s equity interest. During this process, each party submits its own technical case to an independent, mutually-agreed expert, for their consideration and redetermination of interests, if warranted. Each party in the field has now seen the original cases made by the other parties and are in the rebuttal stage. The expert will make a final definitive decision by the end of November 2006. Endeavour and Talisman believe that they have made a good case to actually increase Endeavour’s interest being purchased. Two parties have made cases that would reduce Endeavour’s interest from its current 7.5% level. A redetermination that changes the working interest by 0.25% would result in a purchase price adjustment of $9 million.

Endeavour cannot predict the outcome of this redetermination process, however, provisions in the agreement governing the Acquisition are in place to compensate or “keep whole” either party in terms of financial impact versus the original purchase price in the event the expert decides to reallocate interests in the field. These “keep whole” provisions would result in a pro rata adjustment, either up or down, in the purchase price based on the amount of the purchase price attributable to the Goldeneye field and the change, if any, in the working interest.

Operational issues—Renee and Rubie fields

During the due diligence process for the Acquisition, we were made aware of a leak in one of the two 8-inch subsea pipelines which tie-back the subsea producing facilities for the Renee (77.5% working interest) and Rubie (40.78% working interest) fields to the floating production unit located at the Ivanhoe, Rob Roy and Hamish field (the “P1 line”). The leak occurred in late 2005 and was repaired immediately by Talisman, with full knowledge and approval from regulatory authorities, by installing a clamp over the leak. In June 2006, after the Acquisition was announced, Talisman conducted a more rigorous pipeline inspection over a small section of the pipeline around the temporary repair. The results of the inspection showed various degrees of corrosion and pipe wall thinning throughout the section tested. Talisman, as operator, and with our agreement, then proceeded to shut-in the affected pipeline and transport all produced fluids from the Renee and Rubie fields through the second 8—inch pipeline (the “P2 line”) to continue producing both fields at optimum rates given new operating pressure and capacity constraints.

We and Talisman have reviewed historical corrosion inhibition programs for the two pipelines. There were chemical inhibitor injection performance anomalies noted in the past for the P1 line which could be responsible for internal corrosion seen in that line, but corrosion treatment processes for the P2 line appeared to be in compliance with good practice. The P2 line has since been (and will continue to be) hydro-tested to assure its mechanical integrity. More rigorous inspection, through the use of an internal measurement device called an “intelligent pig,” will be conducted by us, as operator post-closing, in the summer of 2007 to verify no longer-term producing capacity problems exist in the P2s line due to corrosion. We cannot predict the outcome of this testing, but we believe that the P2 pipeline can be used as a reliable evacuation facility for produced fluids from the Renee and Rubie fields to fully deplete known recoverable reserves in a reasonable timeframe. There are no plans to put the P1 line back into production.

The timing for development of the discovered but undeveloped Rochelle field (55.62% working interest), located near the Renee and Rubie fields, will be determined once flow assurance is fully evaluated following the summer 2007 inspection and pipeline capacity utilization can be optimized for oil production from all three fields.

Management

Executive officers and directors

The following table sets forth information concerning our executive officers and directors, including their ages, as of September 30, 2006:

Name	Age	Positions Held

William L. Transier	52	Chief Executive Officer, President and Chairman of the Board Directors
Lance Gilliland	38	Executive Vice President, Chief Financial Officer
Bruce H. Stover	57	Executive Vice President, Operations and Business Development
H. Don Teague	64	Executive Vice President, Administration, General Counsel and Secretary
Robert L. Thompson	59	Vice President, Chief Accounting Officer and Corporate Planning
John N. Seitz	54	Vice-Chairman of the Board of Directors
John B. Connally III	60	Director
Thomas D. Clark	65	Director
Nancy K. Quinn	53	Director
Barry J. Galt	72	Director

William L. Transier—Mr. Transier became chief executive officer, president and chairman of the Board in September 2006. Mr. Transier served as co-chief executive officer and director of Endeavour International Corporation from February 2004 until September 2006. From November 2003 to February 2004, Mr. Transier was founder and Co-Chief Executive Officer of NSNV, Inc. From 1999 to 2003, Mr. Transier served as Executive Vice President and Chief Financial Officer for Ocean Energy, Inc. prior to its merger with Devon Energy Corporation. Mr. Transier began his career in public accounting with KPMG LLP, an international audit and business strategy consulting firm, where he rose to the title of partner and headed its energy practice. Mr. Transier is a director of Reliant Resources and Helix Energy Resources. He is a former chairman of the Natural Gas Supply Association, director of the Independent Petroleum Association of America, and served as chairman of the Texas Online Authority and Department of Information Resources having been appointed to this post by Texas Governor Rick Perry.

Lance Gilliland—Mr. Gilliland has served as executive vice president and chief financial officer of Endeavour International Corporation since September 2005. From 1993 to 2005 Mr. Gilliland was in various positions at Goldman, Sachs & Co., serving in both the mergers and acquisitions and investment banking services departments. He began his career with Kidder, Peabody & Co. Incorporated in New York.

Bruce H. Stover—Mr. Stover has served as executive vice president, operations and business development of Endeavour International Corporation since February 2004. From 1997 to 2003, Mr. Stover served as Senior Vice President, Worldwide Business Development for Anadarko Petroleum Corporation. Mr. Stover began his career with Amoco Production Company. A member of the Society of Petroleum Engineers, he is active in a number of organizations at the University of Oklahoma including the Board of Visitors-College of Engineering, the Dean’s

Advisory Board-School of Petroleum & Geological Engineering and the President’s Associates Council.

H. Don Teague—Mr. Teague has served as executive vice president, administration, general counsel and secretary of Endeavour International Corporation since March 2004. From 2001 to 2004, Mr. Teague was an independent consultant. Mr. Teague is a member of the Texas State Bar Association.

Robert L. Thompson—Mr. Thompson has served as vice president, chief accounting officer and corporate planning of Endeavour International Corporation since March 2004. From 2001 to 2003 Mr. Thompson served as vice president and controller of Ocean Energy, Inc. and from 2000 to 2001 Mr. Thompson served as senior consultant on finance and economics at Cambridge Energy Research Associates.

John N. Seitz—Mr. Seitz became vice chairman of the Board of Directors in September 2006. Mr. Seitz served as co-chief executive officer and director of Endeavour International Corporation from February 2004 until September 2006. From November 2003 to February 2004, Mr. Seitz was founder and Co-Chief Executive Officer of NSNV, Inc. From January 2002 to March 2003 Mr. Seitz served as chief executive officer, chief operating officer and president of Anadarko Petroleum Corporation. Prior to that, he served for several years in other executive positions at Anadarko Petroleum Corporation. In 2000, the Houston Geological Society honored Mr. Seitz as a “Legend in Wildcatting.’’ Mr. Seitz began his career as a petroleum geologist with Amoco Production Company. Mr. Seitz is a Certified Professional Geological Scientist from the American Institute of Professional Geologists and a licensed professional geoscientist with the State of Texas. He serves as a trustee for the American Geological Institute Foundation and as a director of Input/Output Inc. and Elk Resources, Inc.

John B. Connally III—Mr. Connally has served as a director of Endeavour International Corporation and its predecessor company since 2002. Mr. Connally served as president, chief executive officer and a director of BPK Resources, Inc., a gas and oil exploration company whose shares traded on the OTC Bulletin Board, from 2002 to 2004 and principal and officer of Graver Manufacturing Company from 2000 to 2001.

Thomas D. Clark—Mr. Clark has served as a director of Endeavour International Corporation since June 2006. Since 2006, Mr. Clark has been President of Strategy Associates, a strategic management and board development consulting firm. Prior to that he was the Edward G. Schlieder Distinguished Chair of Information Science at Louisiana State University and the Director of the DECIDE Boardroom, an executive decision research and development facility, since 2003. Since 2000, he has served as vice chairman of the Louisiana Tobacco Settlement Corp., since 2003 a member of the board of directors of Dynegy, Inc. and on the boards of several community organizations and three privately-held companies. Mr. Clark was previously Dean of the E.J. Ourso College of Business Administration at Louisiana State University and Ourso Distinguished Professor of Business from 1995 to 2003. He was also professor and research director at Florida State University from 1984 to 1995 and the Gage Crocker Outstanding Professor at the Air Force Institute of Technology where he served in the School of Engineering from 1977 to 1984.

Nancy K. Quinn—Ms. Quinn was elected to the board of directors of Endeavour International Corporation in March 2004. Ms. Quinn is a principal of Hanover Capital LLC, a privately-owned advisory firm that she co-founded in 1996 to provide financial and strategic services primarily to clients in the energy, utility and natural resources industries. Since 2004, Ms. Quinn has been a director of Atmos Energy Company, a natural gas utility traded on the New York Stock Exchange. From 1999 to 2001, Ms. Quinn was a director of Louis Dreyfus Natural Gas Company, an exploration and production company traded on the New York Stock Exchange. From 1995 to 1998, Ms. Quinn was a director of DeepTech International, a diversified energy company traded on the OTC market.

Barry J. Galt—Mr. Galt was elected in May 2004 to the board of directors of Endeavour International Corporation. For several years until April 2003, Mr. Galt served on the board of directors and as Chairman and Chief Executive Officer of Seagull Energy Corporation, a diversified exploration and production company that merged with Ocean Energy, Inc. in 1999. He also serves on the board of directors of Trinity Industries and Abraxas Petroleum Corporation.

Our bylaws provide that our Board of Directors shall consist of between one and fifteen directors (as determined by resolution of the Board of Directors). Effective July 7, 2004 the Board of Directors adopted an amendment to our bylaws implementing a classified board consisting of Class I, Class II and Class III directors, the terms of office of which are currently scheduled to expire, respectively, on the dates of our Annual Meetings of Stockholders in 2006, 2007 and 2008. Thereafter at each subsequent annual meeting of our stockholders the directors of the class elected at such meeting will serve for three-year terms. Mr. Galt and Mr. Clark’s term of office expire on the date of our Annual Meeting of Stockholders in 2007. Messrs. Connally and Transier’s terms of office expire on the date of our Annual Meeting of Stockholders in 2008. The terms of office of Mr. Seitz and Ms. Quinn expire on the date of our Annual Meeting of Stockholders in 2009.

Board committees

Our board of directors has an audit committee, compensation committee and a governance and nominating committee. The composition and responsibilities of each committee is discussed below.

Audit committee. The Audit Committee consists of Ms. Quinn and Messrs. Clark, Connally and Galt. Ms. Quinn was appointed to the Audit Committee as Chairman in March 2004. The Board of Directors has determined the members of the Audit Committee to be independent in accordance with the requirements of the rules and regulations of the SEC promulgated under Exchange Act and the rules of the American Stock Exchange. The Committee is appointed by the Board of Directors to assist the Board in oversight of (i) the integrity of the financial statements of the Company, (ii) the compliance by the Company with legal and regulatory requirements, (iii) the performance of the Company’s internal audit function and independent auditors, and (iv) the independent auditors’ qualifications and independence. Ms. Quinn serves as the Audit Committee financial expert.

Compensation committee. The Compensation Committee consists of Ms. Quinn and Messrs. Clark, Connally and Galt. Mr. Connally serves as Chairman of the Compensation Committee. The Committee was formed in March 2004. The Board of Directors has determined the members of the Compensation Committee to be independent in accordance with the requirements of the rules and regulations of the SEC promulgated under the Exchange Act and the rules of the American Stock Exchange. The Committee is appointed by the Board of Directors and has overall responsibility for reviewing, evaluating and approving the Company’s executive officer compensation arrangements, plans and policies.

Governance and Nominating Committee. The Governance and Nominating Committee consists of Ms. Quinn and Messrs. Clark, Connally and Galt. Mr. Galt serves as Chairman of the Governance and Nominating Committee. The Committee was formed in June 2004. The Board of Directors has determined the members of the Governance and Nominating Committee to be independent in accordance with the requirements of the rules and regulations of the SEC promulgated under the Exchange Act and the rules of the American Stock Exchange. The Governance and Nominating Committee is appointed by the Board of Directors to (i) assist the Board in identifying individuals qualified to become Board members and to recommend to the Board individuals to be nominees for election at the Annual Meetings of Stockholders or to be appointed to fill vacancies; (ii) recommend to the Board director nominees for each committee of the Board; (iii) advise the Board about the appropriate composition of the Board and its committees; (iv) recommend corporate governance guidelines and to assist the Board in implementing those guidelines; (v) assist the Board in its annual review of the performance of the Board and its committees; and (vi) recommend to the Board appropriate compensation for the Directors.

Security ownership of certain beneficial
owners and management

Common stock. The following table sets forth certain information, as of September 30, 2006, with respect to the securities holdings of all persons which we, pursuant to filings with the SEC, have reason to believe may be deemed the beneficial owners of more than five percent (5%) of our outstanding Common Stock. The beneficial holders listed below do not possess any additional voting rights with respect to the shares of our common stock that they own. The table also sets forth, as of such date, the number of shares of Common Stock beneficially owned by each of our directors, the Co-Chief Executive Officers, and each of the four other most highly compensated individuals for 2005 who were serving as our executive officers as of December 31, 2005 (the “Named Officers”), individually and as a group.

			Percentage
Name and address of beneficial owner(1)	Share amount		Before offering	After offering

Morgan Stanley 1585 Broadway New York, New York 10036	7,714,438	(2)	9.6%	6.7%
John N. Seitz 1000 Main Street, Suite 3300 Houston, Texas 77002	6,969,553	(3)	8.6%	6.0%
William L. Transier 1000 Main Street, Suite 3300 Houston, Texas 77002	6,850,134	(4)	8.5%	5.9%
Luxor Capital Group 767 Fifth Avenue New York, New York 10153	4,993,542	(5)	6.2%	4.3%
Citadel Limited Partnership 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603	4,140,978	(6)	5.1%	3.6%
Bruce H. Stover	1,291,135	(7)	1.6%	1.1%
Michael D. Cochran	975,852	(8)	1.2%	*
H. Don Teague	734,493	(9)	*	*
Lance G. Gilliland	654,526	(10)	*	*
John B. Connally III	428,370	(11)	*	*
Robert L. Thompson	307,186	(12)	*	*
Barry J. Galt	192,722	(13)	*	*
Nancy K. Quinn	161,275	(14)	*	*
Thomas D. Clark	29,597	(15)	*	*
All directors and executive officers as a group (11 persons)	18,594,823	(16)	22.6%	15.9%

*	Less than 1%.

(1)	Pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares or to direct the vote or disposition of such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares or to direct the vote or disposition of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. This table has been prepared based on 80,769,563 shares of Common Stock outstanding as of September 30, 2006.

(2)	Based upon Schedule 13G filed February 15, 2006 with the SEC with respect to its securities as of December 31, 2005, Morgan Stanley has sole voting and dispositive power as to 7,712,015 shares and shared voting and dispositive as to 2,423 shares.

(3)	Mr. Seitz is our Vice Chairman of the Board. The shares beneficially owned by Mr. Seitz include 250,000 shares of common stock underlying stock options.

(4)	Mr. Transier is our Chief Executive Officer and President. Mr. Transier is the trustee of the Lighthouse Bypass Trust but has no economic interest in 12,500 shares owned by the Lighthouse Bypass Trust and disclaims beneficial ownership of such shares. The shares beneficially owned by Mr. Transier include 250,000 shares of common stock underlying stock options.

(5)	Based upon its Schedule 13G filed February 14, 2006 with the SEC with respect to its securities as of December 31, 2005, collectively Luxor Capital Group beneficially owns 4,993,542 shares of common stock, including beneficial ownership related to our 6% convertible senior notes which are convertible into 4,446,813 shares of common stock. Members of the group have the following voting and dispositive power: Luxor Capital Partners Offshore, Ltd. has shared voting and dispositive power as to 3,595,618 shares; LCG Select, LLC has shared voting and dispositive power as to 176,261 shares; LCG Select, Offshore, Ltd. has shared voting and dispositive power as to 800,548 shares; Luxor Capital Group, LP has shared voting and dispositive power as to 4,993,542 shares; Luxor Management, LLC has shared voting and dispositive power as to 4,993,542 shares; LCG Holdings LLC has shared voting and dispositive power as to 176,261 shares; and Christian Leone has shared voting and dispositive power as to 4,993,542 shares.

(6)	Based upon the Schedule 13G filed May 16, 2006 with the SEC with respect to its securities as of May 10, 2006, collectively Citadel Limited Partnership beneficially owns 4,140,978 shares of common stock. Members of the group have shared voting and dispositive power as to 4,140,978 shares: Citadel Investment Group, L.L.C.; Kenneth Griffin; Citadel Wellington LLC; Citadel Kensington Global Strategies Fund Ltd.; and Citadel Equity Fund Ltd.

(7)	Mr. Stover is our Executive Vice President Operations and Business Development. The shares beneficially owned by Mr. Stover include 300,000 shares of common stock underlying stock options.

(8)	Michael D. Cochran was our Executive Vice President Exploration. The shares beneficially owned by Michael D. Cochran include 191,667 shares of common stock underlying stock options. Also includes 250,000 shares owned of record by 1600 Group, LLC, of which Mr. Cochran is the manager and has sole voting and investing power.

(9)	Mr. Teague is our Executive Vice President Administration, General Counsel and Secretary. The shares owned by Mr. Teague include 191,667 shares of common stock underlying stock options.

(10)	Mr. Gilliland is our Executive Vice President and Chief Financial Officer. The shares owned by Mr. Gilliland include 133,333 shares of common stock underlying options.

(11)	Mr. Connally is a director. The shares beneficially owned by Mr. Connally include 126,667 shares of common stock underlying stock options. Also includes 32,050 shares owned of record by Pin Oak Energy Partnership, of which Mr. Connally owns 50% of the partnership interest and has voting and investing power.

(12)	Mr. Thompson is Vice President, Chief Accounting Officer and Corporate Planning. The shares beneficially owned by Mr. Thompson include 83,333 shares of common stock underlying stock options.

(13)	Mr. Galt is a director. The shares beneficially owned by Mr. Galt include 26,667 shares of common stock underlying stock options.

(14)	Ms. Quinn is a director. The shares beneficially owned by Ms. Quinn include 26,667 shares of common stock underlying stock options.

(15)	Mr. Clark is a director.

(16)	Includes 1,580,001 shares issuable upon exercise of options.

Series B Preferred Stock. The holders of the Company’s Series B Preferred Stock are entitled to vote with the holders of Common Stock on all matters for which stockholders are entitled to vote. Each share of Series B Preferred Stock is entitled to one vote per share.

As of September 30, 2006, the Company has reason to believe that Michael Lauer, 7 Dwight Lane, Greenwich Connecticut 06831, was the beneficial owner of all 19,714 outstanding shares of Series B Preferred Stock.

Material United States federal tax considerations
for non-U.S. holders

The following summary describes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock by a “non-U.S. holder” (as defined below) who purchases such stock pursuant to this offering and holds such stock as a “capital asset”—generally, property held for investment—within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to a non-U.S. holder in its particular circumstances. For example, this summary does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers or traders in securities or commodities, persons holding our common stock as part of a hedging or conversion transaction or as part of a “straddle,” partnerships (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” or individuals who have renounced U.S. citizenship or terminated long-term residency in the United States.

This summary is based upon the provisions of the Code, U.S. Treasury Regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus supplement and all of which are subject to differing interpretations and are subject to change, possibly with retroactive effect, which could result in federal tax consequences that are materially different from those discussed below. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus supplement. Consequently, the IRS may disagree with or challenge any of the tax consequences described in this prospectus supplement.

We urge you to consult your own tax advisor concerning the U.S. federal, state, local and non-U.S. tax consequences of your ownership and disposition of shares of our common stock in light of your particular situation.

This summary is addressed only to persons who are non-U.S. holders and who hold our common stock as capital assets. As used in this summary, a “non-U.S. holder” means a beneficial owner of shares of our common stock (other than a partnership) who is not, for U.S. federal income tax purposes:

•	an individual who is a citizen of the United States or who is treated as a resident of the United States for U.S. federal income tax purposes;

•	a corporation, including any entity treated as a corporation for U.S. federal tax purposes, that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States, provided one or more U.S. persons has the authority to control all substantial decisions of the trust; or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds our shares, the tax treatment of a partner in or owner of the partnership or pass-through entity generally will depend upon the status of the partner or owner and the activities of the partnership or pass-through entity. If you are a partner or owner of a partnership or other pass-through entity that is considering holding shares, you should consult your tax advisor.

Dividends

We do not presently anticipate paying cash distributions on shares of our common stock. For more information, please see “Price range of common stock and dividend policy.” In the event that we do pay distributions on our common stock, however, these distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s federal income basis in its common shares and then as gain from the sale of such shares. Any amounts treated as a tax-free return of capital in accordance with the preceding sentence will cause a reduction in the basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, that may be recognized by the non-U.S. holder on a subsequent disposition of the shares).

Any dividends paid on shares of our common stock to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount paid, or any lower rate that may be specified by an applicable income tax treaty between the United States and the non-U.S. holder’s jurisdiction of residence, provided we have received proper certification of the application of that treaty to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, in the event of the application of an income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to U.S. federal withholding tax, but are instead subject to tax generally in the same manner as dividends received by U.S. persons. In that case, we will not have to deduct U.S. federal withholding tax from a dividend payment to the non-U.S. holder, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. Dividends received by a non-U.S. holder that is a corporation that are effectively connected with the conduct of a trade or business in the United States by such corporation (and, in the event of the application of an income tax treaty, are attributable to a permanent establishment maintained by the corporation in the United States) also may be subject to a branch profits tax at a 30% rate, or such lower rate as may be specified in an applicable income tax treaty.

Sale or exchange of our common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax, on proceeds of a sale, exchange, redemption or other disposition of shares of our common stock, except that:

•	a non-U.S. holder that is engaged in trade or business in the United States will be subject to U.S. federal income tax as if it were a U.S. person on gain recognized on a taxable disposition of our shares that is effectively connected with the non-U.S. holder’s conduct of such U.S. trade or business (provided, where a tax treaty applies, such gain also is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); a non-U.S. holder that is a corporation may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty with respect to such gain;

•	a non-U.S. holder who is an individual and has been present in the United States for 183 days or more in the taxable year in which the disposition occurs will be subject to a flat rate of 30% tax on any U.S. source net capital gains derived from the disposition, even though the individual is not considered a resident of the United States for U.S. federal income tax purposes; and

•	assuming our common stock is “regularly traded” on an established securities market (such as the American Stock Exchange where our common stock is currently traded), a non-U.S. holder who owns or previously owned more than 5% of our common stock during the shorter of the period during which the non-U.S. holder held our common stock or the five-year period preceding that non-U.S. holder’s disposition of our common stock generally will be subject to U.S. federal income tax on the gain and withholding tax on the proceeds of such a disposition in the event we are or have been a “United States real property holding corporation” as defined in Section 897(c) of the Code (a “USRPHC”) at any time during the shorter of the period during which the non-U.S. holder held our common stock or the five-year period ending on the date of disposition (this 5% threshold will not apply, and dispositions of our common stock by all non-U.S. holders will be subject to these rules, in the event our common stock is not so regularly traded).

For purposes of the foregoing, we would be a USRPHC if the fair market value of our interests in United States real property (including any interest in a mine, well, or other natural deposit) in the United States equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests plus any other assets used or held for use in our trade or business. We formerly may have been a USRPHC by virtue of our former ownership of significant U.S. oil and gas assets. However, due to the restructuring of our operations in 2004 and our current focus on non-U.S. oil and gas assets, we do not now hold and do not expect to hold any significant United States real property interests. Consequently, we believe we currently are not a USRPHC and do not expect to be a USRPHC, although there can be no assurance that our operations or assets will not change in the future.

U.S. federal estate tax considerations

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Backup withholding and information reporting

Dividends paid to a non-U.S. holder may be subject to information reporting and U.S. backup withholding tax. A non-U.S. holder will be exempt from this backup withholding tax if such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such non-U.S. holder is not a U.S. person (and we do not know or have reason to know of the inaccuracy of such certification) or otherwise establishes an exemption.

Under U.S. Treasury Regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the conduct of a U.S. trade or business or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its status as a non-U.S. person in accordance with applicable U.S. Treasury Regulations or to otherwise establish an applicable exemption generally will be reduced by backup withholding tax, currently at a rate of 28%.

The gross proceeds from the disposition of our common stock also may be subject to information reporting and backup withholding tax. If the proceeds of a sale of our common stock are paid for the benefit of a non-U.S. holder to or through a U.S. office of a broker, the payment generally will be subject to both U.S. backup withholding tax, currently at a rate of 28%, and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such non-U.S. holder is not a U.S. person (and we do not know or have reason to know of the inaccuracy of such certification) or otherwise establishes an exemption.

If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such non-U.S. holder outside the United States, then the U.S. backup withholding tax and information reporting requirements generally will not apply to that payment. However, U.S. information reporting generally will apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a U.S. person for U.S. federal income tax purposes;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the profit or capital interests in the partnership; or (2) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the non-U.S. holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	15,750,000
Credit Suisse Securities (USA) LLC	12,250,000
Cannacord Adams Inc.	1,750,000
C.K. Cooper & Company Inc.	1,750,000
Ferris, Baker Watts, Incorporated	1,750,000
Natexis Bleichroeder Inc.	1,750,000

Total	35,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.06355 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 5.25 million additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.10575 per share.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Without over-	With over-
	allotment exercise	allotment exercise

Per share	$0.10575	$0.10575
Total	$3,701,250	$4,256,438

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.2 million.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus supplement.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 180 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, no individual mentioned above, without the prior written consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus supplement, will make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, our directors and executive officers may sell shares of our common stock solely to the extent necessary to provide funds for payment of federal taxes to be incurred as a result of vesting of shares of our common stock, provided that all such sales do not, in the aggregate, exceed 500,000 shares of common stock, and one of our directors is entitled to pledge his shares of common stock for purposes of securing a personal loan.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions imposed by the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.

In the underwriting agreement, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “a public offering of the shares of common stock” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In the underwriting agreement, each underwriter has represented and agreed that:

•	(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell shares of our common stock other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of Credit Suisse Securities (USA) LLC is the agent and lender under our anticipated second lien term loan and will receive customary fees related thereto. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the shares offered by this prospectus will be passed upon for us by Woodburn and Wedge. Vinson & Elkins L.L.P. will pass upon certain matters of U.S. law for us in connection with this offering, and Simpson Thacher & Bartlett LLP is acting as counsel for the underwriters as to certain matters of U.S. law.

Experts

The consolidated financial statements of operations, stockholders equity and cash flows of Endeavour International Corporation for the year ended December 31, 2003, have been audited by LJ Soldinger Associates LLC, independent registered public accountants, as stated in their report. We have incorporated these financial statements in this registration statement in reliance upon LJ Soldinger Associates LLC’s report, given their authority as experts in accounting and auditing.

The consolidated financial statements of Endeavour International Corporation as of December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audited statement of revenues and direct operating expenses for the Acquisition assets for each of the three years in the period ended December 31, 2005 appearing in this prospectus supplement and registration statement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding estimated quantities of oil and natural gas reserves owned by us is based on estimates of the reserves prepared by or derived from estimates audited by Gaffney, Cline & Associates, Ltd., independent petroleum engineers, and all such information has been so included or incorporated in reliance on the authority of that firm as experts regarding the matters contained in their report.

Certain information included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding estimated quantities of oil and natural gas reserves of the assets to be acquired in the Acquisition and the Enoch are based on estimates of the reserves prepared by or derived from estimates audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers, and all such information has been so included or incorporated in reliance on the authority of that firm as experts regarding the matters contained in their report.

Glossary of oil and gas terms

The following is a description of the meanings of the oil and gas industry terms used in this prospectus.

Bbl—One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf—One billion cubic feet of natural gas.

Boe—Barrel of oil equivalent, determined using the ratio of one Bbl of crude oil or condensate to six Mcf of natural gas.

Boe/d—Boe per day.

Developed acreage—The number of acres that are allocated or assignable to producing wells or wells capable of production.

Development costs—Costs to install permanent equipment for the production of oil or natural gas, drill wells within the proved area of an oil or natural gas field to the depth of a stratigraphic horizon known to be productive, including a well drilled to find and produce probable reserves, or other costs to enable production or transportation of reserves.

Development well—A well drilled within the proved area of an oil or natural gas field to the depth of a stratigraphic horizon known to be productive, including a well drilled to find and produce probable reserves.

Dry hole or well—A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Exploration or exploratory well—A well drilled to find and produce oil or gas reserves that is not a development well.

Farm-in or farm-out—An agreement where the owner of a working interest in an oil and gas license assigns the working interest or a portion thereof to another party who desires to drill on the licensed acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the license. The interest received by an assignee is a “farm-in,” while the interest transferred by the assignor is a “farm-out.”

Field—An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature or stratigraphic condition.

Gross acres or gross wells—The total acres or wells in which we own a working interest.

In progress wells—Wells where drilling activity is ongoing, wells awaiting installation of permanent equipment and wells awaiting the drilling of additional delineation wells.

MBbls—One thousand barrels of crude oil or other liquid hydrocarbons.

MBoe—One thousand barrels of oil equivalent, determined using the ratio of one Bbl of crude oil or condensate to six Mcf of natural gas.

Mcf—One thousand cubic feet of natural gas.

MMBoe—One million barrels of oil equivalent.

MMcf—One million cubic feet of natural gas.

Net acres or net wells—The sum of the fractional working interests we own in gross acres or gross wells, as the case may be.

Production—As Endeavour follows the sales method for oil and gas revenues, references to production herein are to volumes sold for the applicable period. Oil and gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery occurs and title transfers.

Production costs—Costs incurred to operate and maintain wells and related equipment and facilities, including repairs and maintenance, workover expenses, labor, materials, supplies, insurance, transportation costs and other operating expenses such as insurance applicable to proved wells and related equipment and facilities.

Productive well—A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Prospect—A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed non-producing reserves—Proved developed reserves expected to be recovered from zones behind casing in existing wells.

Proved developed producing reserves—Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

Proved developed reserves—Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved reserves—The estimated quantities of crude oil or natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves—Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Reservoir—A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Undeveloped acreage—Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Unproved properties—Properties on which wells have not been drilled or completed to a point that would permit the determination of proved reserves.

Working interest—The participating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Index to financial statements

Endeavour International Corporation Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheet as of June 30, 2006 and 2005	F-2
Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2006 and 2005	F-3
Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2006 and 2005	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5

Endeavour International Corporation Financial Statements
Report of Independent Registered Public Accounting Firm (KPMG LLP)	F-16
Report of Independent Registered Public Accounting Firm (LJ Soldinger Associates LLC)	F-17
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-18
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005	F-19
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-20
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2003, 2004 and 2005	F-21
Notes to Consolidated Financial Statements	F-24

The Acquisition Assets
Report of Independent Auditors	F-61
Statement of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties to be Purchased by Endeavour International Corporation from Talisman Resources Limited	F-62
Notes to Statement of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties to be Purchased by Endeavour International Corporation from Talisman Resources Limited	F-63

Endeavour International Corporation
Condensed consolidated balance sheets

(unaudited)
(Amounts in thousands, except share data)	June 30, 2006	December 31, 2005

Assets
Current Assets:
Cash and cash equivalents	$38,581	$76,127
Accounts receivable	6,267	4,876
Prepaid expenses and other current assets	28,697	8,070

Total Current Assets	73,545	89,073
Property and Equipment, Net	87,655	59,084
Goodwill	27,795	27,795
Other Assets	8,772	11,014

Total Assets	$197,767	$186,966

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$10,426	$18,194
Accrued expenses and other	35,556	21,240

Total Current Liabilities	45,982	39,434
Long-Term Debt	81,250	81,250
Deferred Taxes	22,586	19,185
Other Liabilities	9,090	6,753

Total Liabilities	158,908	146,622
Commitments and Contingencies
Stockholders’ Equity:
Preferred stock (Liquidation preference: $2,537)	—	—
Common stock; shares issued and outstanding—80,606,261 at 2006 and 75,489,052 shares at 2005	81	75
Additional paid-in capital	161,659	155,734
Accumulated other comprehensive loss	(4,104)	(4,578)
Deferred compensation	—	(9,437)
Accumulated deficit	(118,777)	(101,450)

Total Stockholders’ Equity	38,859	40,344

Total Liabilities and Stockholders’ Equity	$197,767	$186,966

See accompanying notes to condensed consolidated financial statements.

Endeavour International Corporation
Condensed consolidated statement of operations

(Unaudited)	Six months ended June 30,
(Amounts in thousands, except per share data)	2006	2005

Revenues	$16,121	$16,793
Cost of Operations:
Operating expenses	5,156	5,374
Depreciation, depletion and amortization	4,527	4,461
Impairment of oil and gas properties	849	—
Equity loss from entities with oil and gas properties	—	79
General and administrative	10,749	8,525

Total Expenses	21,281	18,439

Loss From Operations	(5,160)	(1,646)

Other (Income) Expense:
Interest income	(1,169)	(944)
Interest expense	2,343	1,965
Gain on sale of oil and gas interests	—	(14,944)
Other (income) expense	4,082	(661)

Total Other (Income) Expense	5,256	(14,584)

Income (Loss) Before Minority Interest	(10,416)	12,938
Minority Interest	—	(470)

Income (Loss) Before Income Taxes	(10,416)	12,468
Income Tax Expense	6,832	3,864

Net Income (Loss)	(17,248)	8,604
Preferred Stock Dividends	(79)	(79)

Net Income (Loss) to Common Stockholders	$(17,327)	$8,525

Net Income (Loss) Per Common Share:
Basic	$(0.22)	$0.12

Diluted	$(0.22)	$0.11

Weighted Average Number of Common Shares Outstanding:
Basic	78,687	73,786

Diluted	78,687	76,094

See accompanying notes to condensed consolidated financial statements.

Endeavour International Corporation
Condensed consolidated statement of cash flows

(Unaudited)	Six months ended June 30,
(Amounts in thousands)	2006	2005

Cash Flows from Operating Activities:
Net income (loss)	$(17,248)	$8,604
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	4,527	4,461
Impairment of oil and gas properties	849	—
Deferred tax expense (benefit)	1,549	(341)
Unrealized loss on derivative instruments	3,302	—
Amortization of non-cash compensation	6,038	3,482
Fair market value adjustment of stock options	—	(392)
Gain on sale of oil and gas interests	—	(14,944)
Other	276	915
Changes in assets and liabilities:
(Increase) decrease in receivables	(1,390)	116
(Increase) decrease in other current assets	(8,698)	913
Increase (decrease) in accounts payable and accrued expenses	(3,123)	6,475

Net Cash Provided by (Used in) Operating Activities	(13,918)	9,289
Cash Flows From Investing Activities:
Capital expenditures	(21,627)	(10,179)
Acquisitions, net of cash acquired	(11,634)	(1,437)
Investment in Limited Partnership	—	(156)
Proceeds from sale of assets	—	19,465
(Increase) decrease in restricted cash	3,650	(1,876)

Net Cash Provided by (Used in) Investing Activities	(29,611)	5,817
Cash Flows From Financing Activities:
Proceeds from borrowings	—	81,250
Repayment of borrowings	—	(4,006)
Proceeds from warrant and stock option exercises	3,210	669
Financing costs paid	—	(3,648)
Other financing	—	(70)

Net Cash Provided by Financing Activities	3,210	74,195
Net Increase (Decrease) in Cash and Cash Equivalents	(40,319)	89,301
Effect of Foreign Currency Changes on Cash	2,773	(2,168)
Cash and Cash Equivalents, Beginning of Period	76,127	8,975

Cash and Cash Equivalents, End of Period	$38,581	$96,108

See accompanying notes to condensed consolidated financial statements.

Endeavour International Corporation
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1—Summary of Significant Accounting Policies

General

Endeavour International Corporation is an international oil and gas exploration and production company primarily focused on the acquisition, exploration and development of energy reserves in the North Sea. As used in these Notes to Condensed Consolidated Financial Statements, the terms “Company”, “Endeavour”, “we”, “us”, “our” and similar terms refer to Endeavour International Corporation and, unless the context indicates otherwise, its consolidated subsidiaries. The accompanying consolidated financial statements of Endeavour should be read in conjunction with the consolidated financial statements and notes included in our Annual Report on Form 10-K/A for the year ended December 31, 2005.

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and, accordingly, certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been condensed or omitted.

The financial statements herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. Certain amounts for prior periods have been reclassified to conform to the current presentation. In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

Income (Loss) Per Share

Basic income (loss) per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share includes the effect of our outstanding stock options, warrants and shares issuable pursuant to convertible debt and certain stock incentive plans under the treasury stock method, if including such instruments is dilutive.

	Six months ended
	June 30,
(Amounts in thousands, except per share data)	2006	2005

Net income (loss) to common stockholders
Basic	$(17,327)	$8,525
Add Effect of:
Convertible debt	—	—
Certain stock incentive plans	—	—

Diluted	$(17,327)	$8,525

Weighted Average Number of Common Shares Outstanding:
Basic	78,687	73,786
Add Effect of:
Stock options	—	1,100
Warrants	—	1,208
Convertible debt	—	—
Certain stock incentive plans	—	—

Diluted	78,687	76,094

For the six months ended June 30, 2006, 18.4 million common shares potentially issuable, relating to convertible debt, outstanding options and warrants and certain stock incentive plans, were excluded from diluted weighted average shares outstanding as their effects were anti-dilutive (i.e., reduce the net loss per share). For the six months ended June 30, 2005, 14.4 million common shares potentially issuable related to convertible debt and certain stock incentive plans were excluded from diluted weighted average shares outstanding as their effects were anti-dilutive (i.e., increase the net income per share).

Other-Than-Temporary Impairments of Debt and Equity Securities

In November 2005, accounting standards were revised to provide guidance for determining and measuring other-than-temporary impairments of debt and equity securities. The new guidance is effective for reporting periods beginning after December 15, 2005. At June 30, 2006, available-for-sale investments in our marketable securities had unrealized losses totaling $0.9 million which are recorded in Other Accumulated Comprehensive Income. This investment represents equity securities in a publicly traded oil and gas exploration company. We have determined that the unrealized losses as of June 30, 2006 do not represent an other-than-temporary decline in value, primarily due to both our assessment that there are no specific adverse conditions affecting the investment, and our ability to hold the investment through a downturn in market value which may be caused by results of short-term exploration activities. If our assessment regarding these factors were to change, we may be required to record an impairment charge equal to the difference between the fair value of the securities and the amortized cost of the securities.

Adoption of Fair Value Accounting for Share-Based Payments

In December 2004, the Financial Accounting Standards Board (“FASB”) revised rules that require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We adopted these new rules effective January 1, 2006 using the modified prospective method in which the prior period financial statements are not restated. The share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, we accounted for share-based compensation to employees under the intrinsic value method.

The adoption of these new rules resulted in a cumulative effect of change in accounting principle, net of tax, of less than $60,000. Because the amount was immaterial, we have included it in general and administrative expense on our consolidated statement of income.

It is our policy to use unissued shares of stock when stock options are exercised. At June 30, 2006, we had approximately 1.7 million additional shares available for issuance pursuant to our existing stock incentive plan.

New Accounting Developments

In July 2006, the FASB issued an interpretation which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

This new accounting guidance is effective for fiscal years beginning after December 15, 2006. We are reviewing the interpretation and analyzing the potential impact, if any, of this new guidance.

Note 2—Stock-Based Compensation Arrangements

We grant restricted stock and stock options, including notional restricted stock and options, to employees and directors as incentive compensation. The notional restricted stock and options may be settled in cash or stock upon vesting, at the Company’s option. It has been the company’s practice to settle in stock. The restricted stock and options generally vest over three years and the options have a five year expiration. The vesting of these shares and options is dependent upon the continued service of the grantees to the Company. Upon the occurrence of a change in control, each share of restricted stock and stock option outstanding on the date on which the change in control occurs will immediately become vested. For the second quarter of 2006, we included non-cash stock-based compensation of $2.1 million and $0.9 million in general and administrative expenses and capitalized general and administrative expenses, respectively. For the six months ended June 30, 2006, we included non-cash stock-based compensation of $4.2 million and $1.9 million in general and administrative expenses and capitalized general and administrative expenses, respectively. At June 30, 2006, total compensation costs related to nonvested awards not yet recognized was approximately $17.0 million and is expected to be recognized over a weighted average period of less than two years.

Stock Options

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on an average of our peer companies due to the lack of relevant Endeavour volatility information for the length of the expected term. The expected term is the average of the vesting date and the expiration of the option. We use historical data to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The following table sets forth the assumptions used to determine compensation cost for our non-qualified stock options granted during the six months ended June 30, 2006.

2006

Risk free rate	4.3%
Expected years until exercise	4
Expected stock volatility	38%
Dividend yield	—

Information relating to stock options, including notional stock options, is summarized as follows:

		Weighted	Weighted
		average	average
		exercise	contractual	Aggregate
(Amounts in thousands, except per	Number of	price per	life in	intrinsic
share and year data)	shares	share	years	value

Balance outstanding—December 31, 2005	4,907	$3.13
Granted	930	3.38
Exercised	(67)	2.00
Forfeited	(113)	2.75
Expired	(293)	3.04

Balance outstanding—June 30, 2006	5,364	3.18	3.3	$714

Currently exercisable—June 30, 2006	2,240	2.54	2.7	$476

The weighted average grant-date fair value of options granted during 2006 was $1.22 per option.

Prior to January 1, 2006, we recorded shared-based compensation under the intrinsic value method and no compensation expense was recorded for stock options granted when the exercise price of options granted was equal to or greater than the fair market value of our common stock on the date of grant.

We apply the fair value method in accounting for share-based grants to non-employees using the Black-Scholes option-pricing model.

Restricted Stock

At June 30, 2006, our employees and directors held 4.7 million restricted shares of our common stock that vest over the service period of up to three years. The restricted stock awards were valued based on the closing price of our common stock on the measurement date, typically the date of grant, and compensation expense is recorded on a straight-line basis over the restricted share vesting period.

Status of the restricted shares as of June 30, 2006 and the changes during the six months ended June 30, 2006 is presented below:

		Weighted
		average grant
	Number of	date fair value
(Amounts in thousands, except per share data)	shares	per share

Balance outstanding—December 31, 2005	4,412	$3.99
Granted	2,257	$3.46
Vested	(1,674)	$3.70
Forfeited	(340)	$3.04

Balance outstanding—June 30, 2006	4,655	$3.89

Total fair value of shares vesting during the period	$4,707

Pro Forma Disclosures

During 2003, we granted 700,000 options to then-current directors and 495,000 of these options remain outstanding at June 30, 2006. While all the options granted had an exercise price higher than the market value of the stock on the date of grant, a subsequent modification of these options has triggered variable accounting. Prior to the adoption of the fair value method of accounting for stock-based compensation, we were required to record compensation expense if the modified option price is lower than the market price of the stock at the end of a reporting period until the options expire or are exercised. For the three and six months ended June 30, 2005, we recorded non-cash general and administrative expenses of $0.1 million and $(0.4), respectively, related to these options.

Had compensation expense been determined under fair value provisions, our net income and net income per share would have been the following:

Six months ended
(Amounts in thousands, except per share data)	June 30, 2005

Net income to common stockholders, as reported	$8,525
Add:
Stock-based compensation expense as reported	1,755
Less:
Total stock-based compensation expense determined under fair-value-based method for all awards, net of tax	(2,680)

Pro forma net income	$7,600

Income per share—as reported:
Basic	$0.12

Diluted	$0.11

Income per share—pro forma:
Basic	$0.10

Diluted	$0.10

These pro forma amounts may not be representative of future amounts since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be issued in future years. The estimated fair value of each option granted was calculated using the Black-Scholes option-pricing model. The following summarizes the weighted average of the assumptions used in the method.

2005

Risk free rate	3.9%
Expected years until exercise	5.0
Expected stock volatility	48%
Dividend yield	—

Note 3—Acquisitions and Dispositions

Purchase of Minority Interest in OER Oil AS

In January 2005, we purchased the remaining 23.34% minority interest, representing 1,299,772 shares, in OER Oil AS (“OER”), a privately held Norwegian exploration and production company based in Oslo, Norway (the “OER Acquisition”), for consideration of NOK 6.98 per share in cash and 1.68 shares of our common stock per share of OER. The aggregate consideration paid of $10.7 million was approximately $1.4 million in cash and 2,183,617 shares of our common stock. As a result of this purchase, goodwill increased by $7.7 million.

Purchase of Interest in Enoch Field

During the second quarter of 2006, we invested $12 million for the purchase of an eight percent interest in the Enoch Field located in Block 16/13a in the North Sea.

Sale of Partnership Interests in Thailand Project

During the second quarter of 2005, we sold our partnership interests in Thailand to a private entity for net cash proceeds of approximately $19 million. We recorded a gain on the sale of these interests of approximately $15 million.

Pending Acquisition

During the second quarter of 2006, we announced that our subsidiary, Endeavour Energy UK Limited, entered into an agreement with a subsidiary of Talisman Energy Inc. to purchase all of the outstanding shares of Talisman Expro Limited for US$414 million (the “Talisman Acquisition”). Seven producing fields in the United Kingdom sector of the North Sea are included in the transaction. At June 30, 2006, approximately $14.7 million of various costs to secure financing and professional fees associated with the Talisman Acquisition are included in prepaid expenses and accrued expenses.

We expect to close this transaction before the end of the year with a January 1, 2006 effective date. The purchase is subject to approval of governmental regulatory authorities and third party consents.

Note 4—Property and Equipment

Property and equipment included the following:

	June 30,	December 31,
(Amounts in thousands)	2006	2005

Oil and gas properties under the full cost method:
Subject to amortization	$54,394	$50,424
Not subject to amortization:
Acquired in 2006	29,825	—
Acquired in 2005	15,785	15,785
Acquired in 2004	23,498	24,339

	123,502	90,548
Other oil and gas assets	4,875	4,875
Computers, furniture and fixtures	1,659	1,351

Total property and equipment	130,035	96,774
Accumulated depreciation, depletion and amortization	(42,380)	(37,690)

Net property and equipment	$87,655	$59,084

The costs not subject to amortization relate to unproved properties and properties being made ready to be placed in service which are excluded from amortized capital costs until it is determined whether or not proved reserves can be assigned to such properties. All the costs related to the acquisition of the Enoch field are classified as unevaluated and are not subject to amortization at June 30, 2006. During 2006, we recorded $0.9 million in impairment of oil and gas properties related to exploratory wells. We capitalized $2.4 million and $1.9 million in certain employee costs directly related to exploration activities for the quarter ended June 30, 2006 and 2005, respectively. We capitalized $5.1 million and $3.5 million in certain employee costs directly related to exploration activities for the six months ended June 30, 2006 and 2005, respectively.

Note 5—Derivative Instruments

At June 30, 2006 we have an oil commodity swap where we pay market IPE Brent and receive a fixed price that ranges from $41.00 per barrel to $40.00 per barrel. The contract covers 600 barrels per day through December 2006 and has been accounted for as a hedge. For the three and six months ended June 30, 2006, we realized $1.6 million and $2.7 million, respectively, as a reduction to revenue related to settlements for this contract. For the three and six months ended June 30, 2005, we realized $0.4 million and $0.5 million, respectively, as a reduction to revenue related to settlements for this contract. We did not exclude any component of the hedging instrument’s gain or loss when assessing effectiveness. At June 30, 2006, the net deferred loss recognized in accumulated other comprehensive income was $3.1 million, net of tax, all of which is expected to be transferred out of accumulated other comprehensive income and recognized within earnings over the next 6 months.

We discontinue hedge accounting prospectively when (1) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

In connection with the pending Talisman Acquisition, we entered into various oil and gas derivative instruments to stabilize cash flows from the assets to be acquired. Hedge accounting has not been elected for these instruments and during the second quarter of 2006, we recorded $3.3 million in other expense related to the net unrealized losses for these contracts. The fair market value of these derivative instruments is included in our balance sheet as follows: $7.3 million in prepaid expenses and other current assets; $0.8 million in other long-term assets; $1.5 million in accrued expenses and other current liabilities; and $1.5 million in other long-term liabilities.

At June 30, 2006, we had the following derivative instruments related to future oil and gas production outstanding:

				Average
	2007	2008	2009	2010 – 2011

Oil:
Swap (Barrels)	525,156	533,256	567,600	335,100
Weighted Average Price ($/Barrel)	$71.17	$70.51	$69.82	$68.46
Deal Contingent Swaption (Barrels)	390,432	247,656	86,280	—
Weighted Average Price ($/Barrel)	$65.00	$65.00	$65.00	—
Deal Contingent Swap (Barrels)	195,216	125,628	43,140	195,120
Weighted Average Price ($/Barrel)	$71.58	$69.56	$67.54	$65.30
Gas:
Swap (Mcf)(1)	446,050	1,005,150	1,018,850	825,688
Weighted Average Price (£/Mcf)	£6.24	£5.85	£5.60	£5.28
Deal Contingent Swap (Mcf)(1)	2,128,868	1,671,016	368,164	3,588
Weighted Average Price (£/Mcf)	£6.11	£5.79	£5.56	£5.32

(1)	Gas derivative contracts are designated in therms and have been converted to MCF at a rate of 10 therm to 1 Mcf.

Under the deal contingent swaption, we have no payments if the Talisman Acquisition does not close. If the Talisman Acquisition closes, we pay $3.3 million and have an option to enter a oil swap for the volumes and prices listed above. Under the deal contingent oil and gas swaps, we paid $5.1 million during the second quarter of 2006 to enter these contracts. If the Talisman Acquisition closes, we have oil and gas swaps for the volumes and prices listed above. If the Talisman Acquisition does not close, we will not have oil and gas swaps under these contracts.

Note 6—Supplemental Cash Flow Information

During the first quarter of 2006, we issued 1.5 million shares of our common stock in connection with the settlement of litigation. See Note 8.

As described above, in the first quarter of 2005, we purchased the minority interest in OER for a combination of cash and common stock.

Note 7—Comprehensive Income (Loss)

Excluding net income (loss), our source of comprehensive income (loss) is from the net unrealized loss on commodity derivative instruments and marketable securities, which are classified as available-for-sale. The following summarizes the components of comprehensive income (loss):

	Six months ended June 30,
(Amounts in thousands)	2006	2005

Net income (loss)	$(17,248)	$8,604
Unrealized loss on commodity derivative instruments, net of tax	(2,810)	(3,508)
Unrealized loss on marketable securities	(27)	(276)
Reclassification adjustment for loss realized in net loss above	2,308	394

Net impact on comprehensive income (loss)	(529)	(3,390)

Comprehensive income (loss)	$(17,777)	$5,214

Note 8—Commitments and Contingencies

General

The oil and gas industry is subject to regulation by federal, state and local authorities. In particular, gas and oil production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry. We believe we are in compliance with all federal, state and local laws and regulations applicable to the Company and its properties and operations, the violation of which would have a material adverse effect on us or our financial condition.

Legal Proceeding

In March 2004, the GHK Company, LLC, GHK/Potato Hills Limited Partnership, and Brian F. Egolf (collectively “Plaintiffs”) commenced an action against Endeavour International Corporation (“Endeavour”), f/k/a Continental Southern Resources, Inc., as well as certain other entities in state court in Oklahoma City, Oklahoma. During the fourth quarter of 2005, we recorded $5.3 million in litigation settlement expense to reflect the settlement of the litigation between Endeavour and the Plaintiffs on January 25, 2006. The settlement provided for the issuance of 1.5 million shares of our common stock and the granting of certain registration rights. These shares were issued in February 2006 and we have filed a registration statement on Form S-3 in accordance with the terms of the settlement agreement.

Rig Commitments

In the UK, we have a commitment for drilling services with a semi-submersible drilling rig, for two wells in the last half of 2006 for approximately $13.5 million. We joined with several other operators in the Norwegian Continental Shelf to form a consortium that has entered into a contract for the use of a drilling rig for a three-year period beginning the second half of 2006. The agreement allows us to move forward with our exploration program in Norway and fulfill our role as an operator of Norwegian licenses. The contract commits us to 100 days (for two wells) of drilling services, for approximately $37.8 million, between late 2007 and 2008 conducted by Bredford Dolphin, a semi-submersible drilling rig.

During the second quarter of 2006, a wholly owned subsidiary entered into a rig commitment for 220 days over a one-year period beginning in March 2007 for the United Kingdom sector of the North Sea. The value of this contact is approximately $66 million. The arrangement with Applied Drilling Technology International, a division of GlobalSantaFe, will be for the GSF Magellan, a heavy-duty harsh environment jack-up suitable for most drilling activities the company will operate in 2007-2008.

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Endeavour International Corporation:

We have audited the accompanying consolidated balance sheets of Endeavour International Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endeavour International Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Endeavour International Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 8, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
Houston, Texas
March 8, 2006

Report of independent registered public accounting firm

Board of Directors and Stockholders
Endeavour International Corporation
Houston, Texas

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Endeavour International Corporation (formerly, Continental Southern Resources, Inc.) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, changes in stockholders’ equity and cash flows of Endeavour International Corporation for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

In 2004 and as described in Note 2 of the financial statements, the Company changed its method of accounting for oil and gas operations from the successful efforts method originally used to the full cost method. In accordance with the guidance of Accounting Principles Board Opinion 20 Reporting a Change in Accounting Principle this change was retroactively applied to all periods presented in these financial statements.

L J SOLDINGER ASSOCIATES LLC
Deer Park, Illinois
March 16, 2004
(Except for Note 2,
as to which the date is June 15, 2004)

Endeavour International Corporation
Consolidated balance sheets

	December 31,
(Amounts in thousands, except share data)	2005	2004

Assets
Current Assets:
Cash and cash equivalents	$76,127	$8,975
Accounts receivable	4,876	4,286
Prepaid expenses and other current assets	8,070	3,814

Total Current Assets	89,073	17,075
Equity Interests in Entities with Oil and Gas Properties	—	3,688
Property and Equipment, Net (Notes 2 and 7)	59,084	50,228
Goodwill	27,795	20,119
Other Assets	11,014	10,627

Total Assets	$186,966	$101,737

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$18,194	$2,909
Current portion of long-term debt	—	2,138
Accrued expenses and other	21,240	7,329

Total Current Liabilities	39,434	12,376
Long-Term Debt	81,250	2,150
Deferred Taxes	19,185	18,012
Other Liabilities	6,753	8,979

Total Liabilities	146,622	41,517
Minority Interest	—	3,248
Commitments and Contingencies
Stockholders’ Equity:
Preferred stock (Liquidation preference: $2,458)	—	—
Common stock; shares issued and outstanding—75,489,052 at 2005 and 69,995,165 shares at 2004	75	70
Additional paid-in capital	155,734	133,919
Accumulated other comprehensive loss	(4,578)	(528)
Deferred compensation	(9,437)	(6,570)
Accumulated deficit	(101,450)	(69,919)

Total Stockholders’ Equity	40,344	56,972

Total Liabilities and Stockholders’ Equity	$186,966	$101,737

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour International Corporation
Consolidated statements of operations

	For the year ended December 31,
(Amounts in thousands, except per share data)	2005	2004	2003

Revenues	$38,656	$3,663	$27
Expenses:
Operating expenses	11,990	2,066	6
Depreciation, depletion and amortization	9,337	2,180	1,497
Impairment of oil and gas properties	27,116	—	25,168
Bad debt expense—related party	—	—	1,800
Equity loss from entities with oil and gas properties	79	201	1,217
General and administrative	18,223	14,708	2,132
General and administrative—related party	—	—	129

Total expenses	66,745	19,155	31,949

Loss From Operations	(28,089)	(15,492)	(31,922)
Other (Income) Expense:
Consideration given in excess of fair market value of assets acquired	—	10,779	—
Interest expense	4,322	295	3,570
Interest income	(2,605)	(536)	(240)
Litigation settlement expense	5,265	—	—
Gain on sale of oil and gas assets	(14,966)	(355)	—
Loss on marketable securities—related party	—	207	1,659
Gain on collection of promissory notes	—	(1,848)	—
Other	(263)	(1,210)	—

Total Other Expense	(8,247)	7,332	4,989

Loss Before Minority Interest	(19,842)	(22,824)	(36,911)
Minority Interest	(470)	122	82

Loss Before Income Taxes	(20,312)	(22,702)	(36,829)
Income Tax Expense	11,061	670	—

Net Loss	(31,373)	(23,372)	(36,829)
Preferred Stock Dividends	(158)	(425)	(4,406)

Net Loss to Common Stockholders	$(31,531)	$(23,797)	$(41,235)

Net Loss Per Common Share—Basic and Diluted	$(0.42)	$(0.37)	$(1.18)

Weighted Average Number of Common Shares Outstanding—Basic and Diluted	74,433	64,400	35,076

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour International Corporation
Consolidated statements of cash flows

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Cash Flows from Operating Activities:
Net loss	$(31,373)	$(23,372)	$(36,829)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	9,337	2,180	1,497
Impairment of oil and gas properties	27,116	—	25,168
Consideration given in excess of fair value of identifiable assets acquired	—	10,779	—
Deferred tax expense	3,243	199	—
Amortization of non-cash compensation	7,070	6,830	539
Litigation settlement expense	5,265	—	—
Gain on collection of promissory notes	—	(1,848)	—
Fair market value adjustment of stock options	(555)	1,183	—
Gain on sale of assets	(14,966)	(355)	—
Bad debt expense—related party	—	—	1,800
Amortization of discount on note payable	—	195	2,857
Equity loss from entities with oil and gas properties	79	201	1,217
Realized loss on marketable securities	—	207	1,659
Other	1,043	52	490
Changes in assets and liabilities:
(Increase) Decrease in receivables	(688)	1,859	(129)
(Increase) Decrease in prepaid expenses and other	3,637	3,847	(1,271)
Increase (Decrease) in current liabilities	18,754	4,961	(177)

Net Cash Provided by (Used in) Operating Activities	27,962	6,918	(3,179)

Cash Flows From Investing Activities:
Capital expenditures	(47,396)	(7,064)	(3,835)
Investment in entities with oil and gas properties	(156)	(2,081)	(2,828)
Acquisitions, net of cash acquired	(1,437)	(26,817)	—
Acquisition of entities with oil and gas properties, net of cash acquired	—	—	(2,350)
Acquisition of notes receivable—related party	—	—	(176)
Repayment of notes receivable—related party	—	—	1,316
Proceeds from sale of assets	19,465	740	261
Increase in restricted cash	(5,448)	—	—
Other investing activities	—	(11)	137
Net Cash Used in Investing Activities	$(34,972)	$(35,233)	$(7,475)

Cash Flows From Financing Activities:
Repayment of borrowings	$(4,006)	$(6,156)	$(1,200)
Repayment of borrowings—related party	—	—	(1,399)
Proceeds from borrowings	81,250	—	1,764
Proceeds from borrowings—related party	—	—	1,254
Proceeds from deferred equity option	—	—	870
Financing costs paid	(3,661)	—	—
Receipts of subscription receivable	—	—	1,430
Receipts of subscription receivable—related party	—	—	1,924
Purchase and retirement of common stock and Series B preferred stock	—	(5,031)	—
Proceeds from warrant and stock option exercises	1,956	1,250	—
Proceeds from common and preferred stock issued and issuable, net of issuance costs	—	46,539	5,738
Other financing activities	(128)	(115)	—

Net Cash Provided by Financing Activities	75,411	36,487	10,381

Net Increase (Decrease) in Cash and Cash Equivalents	68,401	8,171	(273)
Effect of foreign currency changes on cash	(1,249)	747	—
Cash and Cash Equivalents, Beginning of Period	8,975	57	330

Cash and Cash Equivalents, End of Period	$76,127	$8,975	$57

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour International Corporation
Consolidated statements of stockholders’ equity

							Accumulated
				Additional	Stock		other		Total	Total
	Preferred	Preferred	Common	paid-In	subscription	Deferred	comprehensive	Accumulated	stockholders’	comprehensive
(Amounts in thousands)	stock—A	stock—C	stock	capital	receivable	compensation	loss	deficit	equity	loss

Balance, December 31, 2002	$4	$—	$33	$30,961	$(3,636)	$—	$(1,000)	$(4,887)	$21,475
Payment of subscription receivable	—	—	—	—	1,781	—	—	—	1,781
Payment of subscription receivable—related party	—	—	—	—	1,430	—	—	—	1,430
Issuance of common stock	—	—	4	8,434	—	—	—	—	8,438
Issuance of warrants and options	—	—	—	3,198	—	—	—	—	3,198
Issuance of Series C preferred stock	—	1	—	7,231	—	—	—	—	7,232
Additional financing expense on convertible notes	—	—	—	351	—	—	—	—	351
Preferred stock dividend	—	—	—	—	—	—	—	(4,406)	(4,406)
Comprehensive Loss:
Net Loss	—	—	—	—	—	—	—	(36,829)	(36,829)	$(36,829)
Other comprehensive income (net of tax):
Unrealized gain (loss) on available-for- sale securities	—	—	—	—	—	—	511	—	511	511

Balance, December 31, 2003	$4	$1	$37	$50,175	$(425)	$—	$(489)	$(46,122)	$3,181	$(36,318)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour International Corporation
Consolidated statements of stockholders’ equity

							Accumulated
				Additional	Stock		other		Total	Total
	Preferred	Preferred	Common	paid-In	subscription	Deferred	comprehensive	Accumulated	stockholders’	comprehensive
(Amounts in thousands)	stock—A	stock—C	stock	capital	receivable	compensation	loss	deficit	equity	loss

Balance, December 31, 2003	$4	$1	$37	$50,175	$(425)	$—	$(489)	$(46,122)	$3,181
Exchange of non-core assets in the Restructuring	(4)	—	—	(2,352)	425	—	207	—	(1,724)
Conversion of preferred stock in the Restructuring	—	(1)	3	211	—	—	—	—	213
Conversion of notes in the Restructuring	—	—	1	1,958	—	—	—	—	1,959
Issuance of common stock and warrants in the Offering, net of expenses	—	—	25	46,064	—	—	—	—	46,089
Issuance of common stock and warrants for acquisition of NSNV, net of expenses	—	—	13	25,687	—	—	—	—	25,700
Issuance of common stock and stock options as deferred compensation	—	—	3	13,397	—	(13,400)	—	—	—
Other issuances of common stock	—	—	1	1,352		—	—	—	1,353
Repurchase and retirement of common and preferred stock	—	—	(14)	(5,005)	—	—	—	—	(5,019)
Amortization of deferred compensation	—	—	—	—	—	6,830	—	—	6,830
Conversion of warrants	—	—	1	1,249	—	—	—	—	1,250
Preferred stock dividend	—	—	—	—	—	—	—	(425)	(425)
Fair market value adjustment of stock options	—	—	—	1,183	—	—	—	—	1,183
Comprehensive Loss:
Net Loss	—	—	—	—	—	—	—	(23,372)	(23,372)	$(23,372)
Other comprehensive income (net of tax):
Unrealized gain (loss) on available-for- sale securities	—	—	—	—	—	—	(246)	—	(246)	(246)

Balance, December 31, 2004	$—	$—	$70	$133,919	$—	$(6,570)	$(528)	$(69,919)	$56,972	$(23,618)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour International Corporation
Consolidated statements of stockholders’ equity

							Accumulated
				Additional	Stock		other		Total	Total
	Preferred	Preferred	Common	paid-in	subscription	Deferred	comprehensive	Accumulated	stockholders’	comprehensive
(Amounts in thousands)	stock—A	stock—C	stock	capital	receivable	compensation	loss	deficit	equity	loss

Balance, December 31, 2004	$—	$—	$70	$133,919	$—	$(6,570)	$(528)	$(69,919)	$56,972
Issuance of common stock for acquisition of OER, net of expenses	—	—	2	9,256	—	—	—	—	9,258
Issuance of common stock as deferred compensation	—	—	2	11,102	—	(9,967)	—	—	1,137
Exercise of warrants and options	—	—	1	1,955	—	—	—	—	1,956
Other issuances of common stock	—	—	—	57		267	—	—	324
Amortization of deferred compensation	—	—	—	—	—	6,833	—	—	6,833
Preferred stock dividend	—	—	—	—	—	—	—	(158)	(158)
Fair market value adjustment of stock options	—	—	—	(555)	—	—	—	—	(555)
Comprehensive Loss:
Net Loss	—	—	—	—	—	—	—	(31,373)	(31,373)	$(31,373)
Other comprehensive income (net of tax):
Unrealized loss on derivative instruments, net of tax	—	—	—	—	—	—	(3,690)	—	(3,690)	(3,690)
Unrealized gain (loss) on available-for- sale securities	—	—	—	—	—	—	(360)	—	(360)	(360)

Balance, December 31, 2005	$—	$—	$75	$155,734	$—	$(9,437)	$(4,578)	$(101,450)	$40,344	$(35,423)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour International Corporation
Notes to Consolidated Financial Statements

Note 1—Description of Business

Endeavour International Corporation, formerly Continental Southern Resources, Inc., was incorporated under the laws of the state of Nevada on January 13, 2000. As used in these Notes to Consolidated Financial Statements, the terms the “Company”, “Endeavour”, “we”, “us”, “our” and similar terms refer to Endeavour International Corporation and, unless the context indicates otherwise, its consolidated subsidiaries.

On February 26, 2004, we completed a series of transactions that significantly transformed the nature and scope of our business. These changes include:

•	a new management team;

•	a new business strategy of exploration, exploitation and acquisition that is focused on the North Sea;

•	the acquisition of NSNV, Inc. which possessed the seismic data and management team that is central to the Company’s new strategy; and

•	a restructuring which resulted in the sale of all interests in U.S. oil and gas properties.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These accounting principles require management to use estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Management reviews its estimates, including those related to the determination of proved reserves, estimates of future dismantlement costs, income taxes and litigation. Actual results could differ from those estimates.

Management believes that it is reasonably possible the following material estimates affecting the financial statements could change in the coming year: (1) estimates of proved oil and gas reserves, (2) estimates as to the expected future cash flow from proved oil and gas properties, and (3) estimates of future dismantlement and restoration costs.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of Endeavour and our consolidated subsidiaries. All significant intercompany accounts and transactions have been eliminated. We use the equity method to account for all limited ownership interests that range up to 50%. Affiliate companies in which we directly or indirectly own more than 50% of the outstanding voting interest are accounted for under the consolidation method of accounting.

Change in Method of Accounting for Oil and Gas Operations

During 2004, we changed from the successful efforts method of accounting for oil and gas properties to the full cost method. We believe that the full cost method of accounting is more appropriate for Endeavour in light of the significant changes in our operations that have occurred. We believe capitalization of seismic and other exploration technology expenditures as well as the cost of all wells recognizes the value these expenditures add to the program of an exploration focused company like Endeavour. Amortization of these costs over the life of the discovered proved reserves provides a more appropriate method of matching revenues and expenses related to our exploration strategy. Our technical strategy is founded on a philosophy that regional petroleum systems analyses improve competitive advantage, reduce exploration risk and optimize value creation. Regional petroleum systems analysis has been successfully employed by our management and technical team in their past experiences to identify and commercialize reserves in basins worldwide.

We have restated all prior financial statements as a result of the conversion to full cost accounting. As a part of this process, all previous charges related to the successful efforts method of accounting for oil and gas assets were reversed, raising the book value of those properties as well as our stockholders’ equity. The full cost method requires performing quarterly ceiling tests to ensure that the carrying value of oil and gas assets on the balance sheet is not overstated. In ceiling tests performed for the quarter ended December 31, 2003, a $10.1 million impairment was recorded as capitalized costs exceeded the ceiling test limits. The ceiling test was based on natural gas prices of $4.74 per thousand cubic feet (Mcf) for natural gas that included adjustments for basis differentials and other pricing factors. The effect of the accounting change on net loss follows:

Year ended
(Amounts in thousands, except per share data)	December 31, 2003

Net loss to common shareholders under successful efforts	$(37,248)
Adjustments to full cost	(3,986)

Net loss to common shareholders under full cost	$(41,234)

Loss per basic and diluted share under successful efforts	$(1.06)

Loss per basic and diluted share under full cost	$(1.18)

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Inventories

Materials and supplies and oil inventories are valued at the lower of cost or market value (net realizable value).

Full Cost Accounting for Oil and Gas Operations

Under the full cost method, all acquisition, exploration and development costs, including certain directly related employee costs and a portion of interest expense, incurred for the purpose of finding oil and gas are capitalized and accumulated in pools on a country-by-country basis. During 2005 and 2004, we capitalized $7.5 million and $4.4 million, respectively, in certain directly related employee costs. Capitalized costs include the cost of drilling and equipping productive wells, including the estimated costs of dismantling and abandoning these assets, dry hole costs, lease acquisition costs, seismic and other geological and geophysical costs, delay rentals and costs related to such activities. Employee costs associated with production and other operating activities and general corporate activities are expensed in the period incurred.

Capitalized costs are limited on a country-by-country basis (the ceiling test). The ceiling test limitation is calculated as the sum of the present value of future net cash flows related to estimated production of proved reserves, using end-of-the-current-period prices including the effect of derivative instruments that qualify as cash flow hedges, discounted at 10%, plus the lower of cost or estimated fair value of unproved properties, all net of expected income tax effects. Under the ceiling test, if the capitalized cost of the full cost pool, net of deferred taxes, exceeds the ceiling limitation, the excess is charged as an impairment expense.

We utilize a single cost center for each country where we have operations for amortization purposes. Any conveyances of properties are treated as adjustments to the cost of oil and gas properties with no gain or loss recognized unless the operations are suspended in the entire cost center or the conveyance is significant in nature.

Unproved property costs include the costs associated with unevaluated properties and properties under development and are not initially included in the full cost amortization base (where proved reserves exist) until the project is evaluated and include unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination, together with interest costs capitalized for these projects. Seismic data costs are associated with specific unevaluated properties where the seismic data is acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us. Significant unproved properties are assessed periodically for possible impairment or reduction in value. If a reduction in value has occurred, these property costs are considered impaired and are transferred to the related full cost pool. Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. Unproved properties whose acquisition costs are not individually significant are aggregated, the portion of such costs estimated to be ultimately nonproductive, based on experience, are amortized to the full cost pool over an average holding period.

In countries where the existence of proved reserves has not yet been determined, unevaluated property costs remain capitalized in unproved property cost centers until proved reserves have been established, exploration activities cease or impairment and reduction in value occurs. If exploration activities result in the establishment of a proved reserve base, amounts in the unproved property cost center are reclassified as proved properties and become subject to amortization and the application of the ceiling test. When it is determined that the value of unproved property costs have been permanently diminished in part or in whole and based on the impairment evaluation and future exploration plans, the unproved property cost centers related to the area of interest are impaired, and accumulated costs charged against earnings.

Other Property and Equipment

Other oil and gas assets, computer equipment and furniture and fixtures are recorded at cost, less accumulated depreciation. The assets are depreciated using the straight-line method over their estimated useful lives of two to five years.

Capitalized Interest

We capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use. Capitalized interest is calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs and is limited to gross interest expense. As costs are transferred to the full cost pool, the associated capitalized interest is also transferred to the full cost pool. During 2005, we capitalized $0.8 million in interest.

Marketable Securities

The marketable securities reflected in these financial statements are deemed by management to be “available-for-sale” and, accordingly, are reported at fair value, with unrealized gains and losses reported in other comprehensive income and reflected as a separate component within the Statement of Stockholders’ Equity. Realized gains and losses on securities available-for-sale are included in other income/expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in the acquisition of OER oil AS, subsequently renamed Endeavour Energy Norge AS. Intangible assets represent the purchase price allocation to the assembled workforce as a result of the acquisition of NSNV, Inc. We assess the carrying amount of goodwill and other indefinite-lived intangible assets by testing the asset for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test requires allocating goodwill and all other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

During 2005, we determined that the intangible asset representing the purchase price allocation to the assembled workforce as a result of the NSNV Acquisition had a finite useful life. As a result, we are amortizing the carrying amount of the intangible asset over its estimated life of six years using the straight-line method.

Dismantlement, Restoration and Environmental Costs

We recognize liabilities for asset retirement obligations associated with tangible long-lived assets, such as producing well sites, offshore production platforms, and natural gas processing plants, with a corresponding increase in the related long-lived asset. The asset retirement cost is depreciated along with the property and equipment in the full cost pool. The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

Revenue Recognition

We use the entitlements method to account for sales of gas production. We may receive more or less than our entitled share of production. Under the entitlements method, if we receive more than our entitled share of production, the imbalance is treated as a liability at the market price at the time the imbalance occurred. If we receive less than our entitled share, the imbalance is recorded as an asset at the lower of the current market price or the market price at the time the imbalance occurred. Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, if collectibility of the revenue is probable.

Significant Customers

Substantially all of our oil sales are to one customer, Statoil ASA, and substantially all of our gas and natural gas liquids sales are to one customer, Norsk Hydro.

Derivative Instruments and Hedging Activities

From time to time, we may utilize derivative financial instruments to hedge cash flows from operations or to hedge the fair value of financial instruments. We may use derivative financial instruments with respect to a portion of our oil and gas production to achieve a more predictable cash flow by reducing our exposure to price fluctuations. We may also use derivative financial instruments to reduce our exposure to changes in currency exchange rates. These transactions are likely to be swaps, collars or options and to be entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to reduce our exposure to declines in the market prices of crude oil and natural gas that we produce and sell, and to manage cash flows in support of our annual capital expenditure budget.

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded at fair market value and included in the balance sheets as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at its inception. We document, at the inception of a hedge, the hedging relationship, the risk management objective and the strategy for undertaking the hedge. The documentation includes the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and the method that will be used to assess effectiveness of derivative instruments that receive hedge accounting treatment.

We discontinue hedge accounting prospectively when (1) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Derivative instruments designated as cash flow hedges are reflected at fair value in our Consolidated Balance Sheets. Changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the forecasted transaction occurs. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in other (income) expense. Changes in the fair value of derivative instruments not designated as a hedge are recognized in the income statement.

Concentrations of Credit and Market Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits at financial institutions. At various times during the year, we may exceed the federally insured limits. To mitigate this risk, we place our cash deposits only with high credit quality institutions. Management believes the risk of loss is minimal.

Derivative financial instruments that hedge the price of oil and gas or currency exposure will be generally executed with major financial or commodities trading institutions which expose us to market and credit risks, and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The creditworthiness of counterparties is subject to continuing review and full performance is anticipated.

As an independent oil and gas producer, our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are dependent upon numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations, cash flows and our access to capital and on the quantities of oil and gas reserves that may be economically produced.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of our existing operations, as predominantly all revenue transactions in these operations are denominated in U.S. dollars. For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Income and expense items are translated at exchange rates prevailing during each period. Adjustments are recognized currently as a component of foreign currency gain or loss and deferred income taxes. To the extent that business transactions are not denominated in U.S. dollars, we are exposed to foreign currency exchange rate risk. For the years ended December 31, 2005 and 2004, we had foreign currency (gains) losses of $(0.2) million and $0.3 million, respectively, included in other income and $(1.8) million and $0.5 million, respectively, included in income tax expense.

Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and equivalents, short-term receivables and short-term payables approximate their fair value due to the short maturity of the instruments. The carrying value of the investment in equity securities approximates fair value based on their market trading price. As of December 31, 2005, the fair value of our $81.25 million 6% senior convertible notes due 2012 was $76.4 million. The fair values of our outstanding notes were determined based upon quotes obtained from brokers. At December 31, 2004, the carrying amount of our bank debt approximated fair value because the interest rate is variable and reflective of market rates.

Income Taxes

We use the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Stock-Based Compensation Arrangements

For periods prior to January 1, 2006, we accounted for stock-based compensation plans for employees and directors using the intrinsic value method. Under this method, we record no compensation expense for stock options granted when the exercise price of options granted is equal to or greater than the fair market value of our common stock on the date of grant. We apply the fair value method in accounting for stock-based grants to non-employees using the Black-Scholes Method.

Before the NSNV Acquisition (see Note 3), 700,000 options were granted to then-current directors and 495,000 of these options remain outstanding at December 31, 2005. While all the options granted had an exercise price higher than the market value of the stock on the date of grant, a subsequent modification of these options by the predecessor board of directors has triggered variable accounting. We are required to record compensation expense if the modified option price is lower than the market price of the stock at the end of a reporting period until the options expire or are exercised. For the years ended December 31, 2005, 2004 and 2003, we recorded non-cash general and administrative expenses of $(0.6) million, $1.2 million and none, respectively, related to these options. The net loss for 2003 also includes stock-based compensation cost of $217,000 related to options and restricted stock granted to a then-current director.

Had compensation expense for the years ended December 31, 2005, 2004 and 2003 been determined under fair value provisions, our net loss and net loss per share would have been the following:

	Year ended December 31,
(Amounts in thousands, except per share data)	2005	2004	2003

Net loss to common stockholders, as reported	$(31,531)	$(23,797)	$(41,235)
Add:
Stock-based compensation expense as reported	4,091	6,360	—
Less:
Total stock-based compensation expense determined under fair-value-based method for all awards, net of tax	(5,676)	(6,503)	(826)

Pro forma net loss	$(33,116)	$(23,940)	$(42,061)

Loss per share:
Basic and diluted—as reported	$(0.42)	$(0.37)	$(1.18)

Basic and diluted—pro forma	$(0.44)	$(0.37)	$(1.20)

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be issued in future years. The estimated fair value of each option granted was calculated using the Black-Scholes Method. The following summarizes the weighted average of the assumptions used in the method.

	2005	2004	2003

Risk free rate	3.8%	4.0%	1.63 – 3.84%
Expected years until exercise	5.0	5.0	3.0 – 5.0
Expected stock volatility	71%	31%	100%
Dividend yield	—	—	—

Loss Per Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share includes the effect of our outstanding stock options, warrants and shares issuable pursuant to convertible debt and certain stock incentive plans under the treasury stock method, if including such instruments is dilutive. For each of the periods presented, shares associated with stock options, warrants and convertible debt are not included because their inclusion would be antidilutive (i.e., reduce the net loss per share).

The common shares potentially issuable arising from these instruments, which were outstanding during the periods presented in the financial statements, consisted of:

	December 31,
	2005	2004	2003

Options and stock-based compensation	1,796	1,093	1,025
Warrants	1,275	1,472	2,758
Convertible Debt	14,984	—	4,320

Common shares potentially issuable	18,055	2,565	8,103

Impairment of Loans

We impair loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. We used the fair value of the loan collateral to measure the impairment of the loans and ceased accruing interest income on the loans.

Recent Accounting Pronouncements

In December 2004, accounting standards were revised and now requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. The new accounting standard is effective for fiscal years beginning after June 15, 2005. The guidance also provides for classifying awards as either liabilities or equity, which impacts when and if the awards must be remeasured to fair value subsequent to the grant date. We adopted the new accounting standard effective January 1, 2006.

The impact of adoption on our reported results of operations for future periods will depend on the level of share-based payments granted in the future. However, had we adopted the revised accounting standards in prior periods, the impact of that standard would have approximated the impact as described in the disclosure of pro forma net income and net income per share in the table included in Stock-Based Compensation Arrangements above. Also, benefits of tax deductions in excess of recognized compensation costs to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We believe this reclass will not have a material impact on our Consolidated Statements of Cash Flows.

In November 2005, accounting standards were revised to provide guidance for determining and measuring other-than-temporary impairments of debt and equity securities. The new guidance is effective for reporting periods beginning after December 15, 2005. At December 31, 2005, available-for-sale investments in our marketable securities had unrealized losses totaling $0.9 million which are recorded in Other Accumulated Comprehensive Income. We do not believe that the securities with unrealized losses as of December 31, 2005 currently meet the criteria for recognizing the loss under existing other-than-temporary guidance.

Note 3—Acquisitions and Dispositions

Acquisition of NSNV, Inc.

On February 26, 2004, we acquired NSNV, Inc. (“NSNV”), through a merger with a newly created subsidiary of the Company, resulting in NSNV becoming a wholly-owned subsidiary of the Company (the “NSNV Acquisition”). NSNV was a private company owned by William L. Transier, John N. Seitz and PGS Exploration (UK) Limited (“PGS”), a United Kingdom corporation that is a provider of geophysical services. The former shareholders of NSNV received an aggregate of 12.5 million of our common shares in the merger, representing approximately 18.9% of our outstanding common stock immediately after the closing of the merger.

The NSNV Acquisition was accounted for as a purchase of assets and not a business combination. Therefore, the consideration given was allocated to the fair value of the identifiable assets and liabilities acquired with the excess expensed.

Acquisition of OER Oil AS

In November 2004, we purchased a 76.66% majority interest in OER Oil AS (“OER”), a privately held Norwegian exploration and production company based in Oslo, Norway (the “OER Majority Acquisition”). The purchase price of the OER Majority Acquisition was NOK (Norwegian kroner) 172.5 million, approximately $27.6 million, plus $0.8 million in professional expenses for legal and accounting services.

In January 2005, we purchased the remaining 23.34% minority interest, 1,299,772 shares, in OER for consideration of NOK 6.98 and 1.68 shares of our common stock per share of OER (the “OER Minority Acquisition”). The aggregate consideration paid was approximately US$1.4 million in cash and 2,183,617 shares of our common stock.

The consideration given for the OER acquisitions was allocated as follows:

	OER majority	OER minority
(Amounts in thousands)	acquisition	acquisition

Current assets	$8,099	$—
Property and equipment	34,032	(2,654)
Goodwill	20,119	7,676
Other assets	2,428	—
Current liabilities	(1,250)	16
Long-term debt, including current portion of long-term debt	(8,480)	—
Deferred tax liability	(16,646)	2,070
Other long-term liabilities	(6,720)	—
Minority interest	(3,224)	3,587

Consideration given	$28,358	$10,695

The Restructuring

Simultaneous with the consummation of the NSNV Acquisition and an offering of $50 million in common stock discussed in Note 13, we restructured various financial and stockholder related items (the “Restructuring”). Specifically, we completed the following:

•	Repaid $1.5 million principal amount of our outstanding convertible notes and issued 0.4 million shares of our common stock in exchange for the remaining principal balance due under the Trident convertible debenture at a contractual conversion price of $1.60 per share;

•	Issued approximately one million shares of our common stock in exchange for the $1.55 million principal balance and accrued interest due under the Marcus convertible debenture at a contractual conversion price of $1.75 per share;

•	Issued 2.8 million shares of our common stock upon conversion of all of the outstanding Series C Preferred Stock, and accrued dividends, at a contractual conversion price of $1.70 per share;

•	Purchased 14.1 million shares of common stock and 103,500 shares of Series B Preferred Stock for $5.3 million in cash; and

•	Purchased all outstanding shares of Series A Preferred Stock and a portion of the Series B Preferred Stock in exchange for certain of our non-core assets, including:

•	100% of our ownership interest in BWP Gas, LLC;

•	864,560 shares of restricted common stock of BPK Resources, Inc.;

•	400,000 shares of common stock of Trimedia Group, Inc.;

•	Notes receivable due from CSR Hackberry, LLC, Snipes, LLC and BPK Resources, Inc. (“BPK”) with a combined principal of $0.8 million; and

•	Subscription receivables due from FEQ Investments, Inc. (“FEQ”) and GWR Trust with a combined principal of $0.4 million.

Sale of PHT Partners, L.P.

During the second quarter of 2005, we sold our 93.77% limited partnership and a 1% general partnership interest in PHT Partners, L.P. (“PHT”) for net cash proceeds of approximately $19 million. We recorded a gain on the sale of these interests of approximately $15 million.

Sale of Louisiana Shelf Partners, L.P.

During the second quarter of 2004, we sold all of our equity interest in Louisiana Shelf Partners, L.P. (“La. Shelf”) for $250,000 in cash and a $2 million contingent deferred payment that is payable from proceeds from production of drilling activities on the oil and gas leases held by La. Shelf. With the uncertainty of collection of the contingent deferred payment, no receivable was recorded at the time of the sale. In connection with the sale, we recorded a loss of $895,000 during the second quarter of 2004.

Sale of Knox Miss. Partners, L.P.

During the first quarter of 2004, we sold all of our limited partnership units in Knox Miss. Partners, L.P. (“Knox Miss”) for $5.0 million and received $500,000 in cash and a $4.5 million short-term note that was secured by a pledge of the limited partnership interest. The short-term note was paid in full during 2004. We recorded a gain on the sale of Knox Miss of $1.2 million during the first quarter of 2004.

Sale of CSR-WAHA Partners, LP

In January 2003, we sold our 99% limited partnership interest in CSR-WAHA Partners, LP (“CSR-WAHA”), a Delaware Limited Partnership to BPK and in return, received a cash payment of $0.2 million, a $1.5 million promissory note due on April 30, 2003, and 0.6 million shares of the common stock of BPK. This resulted in a gain of $1.2 million. On April 14, 2003, we agreed to extend the due date of the $1.5 million promissory note to June 30, 2004 for 0.1 million shares of BPK’s common stock. The note receivable, accrued interest and shares of BPK were included in the exchange of our non-core assets in the Restructuring.

Note 4—Liquidity and Capital Resources

In the first quarter of 2005, we completed a private debt offering in which we raised gross proceeds of $81.25 million of convertible senior notes due 2012. The notes bear interest at a rate of 6.00% per annum and are convertible into shares of our common stock at an initial conversion rate of 199.2032 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which is equal to an initial conversion price of approximately $5.02 per share. The purpose of the notes issuance was to fund expenditures to explore for and develop oil and gas properties, working capital and general corporate purposes, which may include future acquisitions of interests in oil and gas properties.

In December 2005, we also filed a shelf registration statement with the SEC. When it becomes effective, the registration statement will allow us to issue an aggregate of $300 million of securities including common stock, preferred stock, and senior and subordinated debt. We have no immediate plans to conduct any transactions under the registration statement but taking the action now provides financial flexibility for funding future exploratory success or other market opportunities.

Restricted Cash

Our Norwegian subsidiary maintains a restricted cash balance of approximately $2.3 million as collateral for a banker’s guarantee, adjusted for the Norwegian Consumer Price Index, associated with abandonment and dismantlement costs. Should the guarantee exceed the amount in the restricted cash account, including interest, we are required to deposit an amount sufficient for the security to make up 100% of the guarantee liability of the bank.

Note 5—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
(Amounts in thousands)	2005	2004

Deferred seismic and other costs—PGS	$55	$2,498
Crude oil inventory	—	255
Prepaid insurance	933	252
Escrow account for turnkey drilling contract	1,341	—
Collateral account for derivative instruments	4,065	—
Other	1,676	809

	$8,070	$3,814

During the third quarter of 2005, we deposited $10.1 million in an escrow account as required by a drilling contract. The drilling contract requires an escrow account during the early stages of drilling as collateral for payment under the contract. We expect to pay the remaining $1.3 under the drilling contract during the first quarter of 2006, thereby relieving the escrow account.

The collateral account for derivative instruments represents margin calls on our oil swap. See Note 19.

Note 6—Equity Interests in Entities with Oil and Gas Properties

The following table summarizes our interests in oil and gas non-public limited partnerships accounted for under the equity method of accounting as of December 31, 2004.

	December 31, 2004
		Excess of carrying
		value over net
(Amounts in thousands)	Carrying value	assets

APICO, LLC	$3,688	$86

The following table summarizes financial information for the limited partnerships accounted for under the equity method of accounting at December 31, 2004 and has been prepared from the financial statements of the respective entities:

(Amounts in thousands)	December 31, 2004

Total Assets	$16,780

Total Liabilities	$29

	Year ended December 31,
(Amounts in thousands)	2004	2003

Results of Operations:
Revenue	$—	$—
Loss from operations	$(956)	$(4,962)
Net Loss	$(956)	$(4,888)

APICO, LLC

In 2002, we entered into a limited partnership agreement with PHT Gas, LLC and formed PHT Partners, L.P. (“PHT”). At December 31, 2004, we had a 93.77% limited partnership interest and a 100% interest in PHT Holding GP, LLC, which was the general partner of PHT and owned a 1% general partnership interest in PHT. Prior to February 26, 2004, PH Gas LLC was the general partner of PHT. At December 31, 2004, PHT had a 21.08% interest in APICO, LLC (“APICO”), which in turn had a 35% interest in the Phu Horm licenses in Thailand.

In the second quarter of 2005, we sold all of our partnership interests in these entities to a private entity for net proceeds of approximately $19 million. We recorded a gain on the sale of these interests of approximately $15 million.

Louisiana Shelf Partners, L.P.

In 2002, we entered into a limited partnership agreement with LS Gas, LLC and formed Louisiana Shelf Partners, L.P. in which we were a limited partner with an approximate 25% interest and LS Gas, LLC was the general partner. As of December 31, 2003, La. Shelf acquired various geological and geophysical data and interests in oil, gas and mineral leases located in Louisiana. With the determination of the initial test well as a dry hole, management decided not to pursue additional exploration in Louisiana and all drilling and acquisition costs were written off during 2003.

As discussed earlier, we sold our interest in La. Shelf in 2004 and recorded a loss of $895,000.

Note 7—Property and Equipment

Property and equipment included the following:

	December 31,
(Amounts in thousands)	2005	2004

Oil and gas properties under the full cost method:
Subject to amortization	$50,424	$20,081
Not subject to amortization:
Acquired in 2005	15,785	—
Acquired in 2004	24,339	26,749

	90,548	46,830
Other oil and gas activities	4,875	4,875
Computers, furniture and fixtures	1,351	635

Total property and equipment	96,774	52,340
Accumulated depreciation, depletion and amortization	(37,690)	(2,112)

Net property and equipment	$59,084	$50,228

The costs not subject to amortization relate to unproved properties which are excluded from amortized capital costs until it is determined whether or not proved reserves can be assigned to such properties.

During 2005, we recorded $27.1 million in impairment of oil and gas properties related to four exploratory wells, Fiacre, Prometheus, Turnberry and Turriff. The impairment includes dry hole costs incurred at December 31, 2005 and certain other costs previously capitalized related to these prospects. One well was still in the progress of being abandoned at December 31, 2005, and we expect to incur additional costs of approximately $0.6 million in 2006 that will be expensed in the first quarter of 2006.

Note 8—Other Assets

Other long-term assets consisted of the following at December 31:

(Amounts in thousands)	2005	2004

Intangible assets—workforce in place:
Gross	$4,800	$4,800
Accumulated amortization	(333)	—

	4,467	4,800
Debt issuance costs	3,165	—
Long-term portion of PGS commitment (see Note 18)	—	2,000
Available-for-sale securities	960	1,320
Restricted cash	2,304	2,507
Other	118	—

	$11,014	$10,627

Intangible assets represent the purchase price allocated to the assembled workforce as a result of the acquisition of NSNV, Inc. Estimated amortization expense for the ensuing five years through December 31, 2010 is $0.8 million for each year.

Available-for-sale securities consist of the following:

	December 31, 2005			December 31, 2004
		Gross			Gross
		unrealized	Fair		unrealized	Fair
	Cost	loss	value	Cost	loss	value

Touchstone Shares	$1,848	$(888)	$960	$1,848	$(528)	$1,320

In 2003, we held convertible promissory notes of Touchstone Resources, Ltd. (“Touchstone Canada”), a Canadian Exchange listed company and the former parent company of Touchstone Resources USA, Inc., with a gross value of $3.6 million, detachable warrants to purchase approximately 1.1 million shares of Touchstone Canada common stock at an exercise price of $1.88 and detachable warrants to purchase approximately 2.0 million shares of Touchstone Canada common stock at an exercise price of $1.00. Management evaluated the collectibility of the convertible promissory notes of Touchstone Canada and believed that Touchstone Canada would not be able to repay the loans. Therefore, we measured and recorded an impairment charge of $1.8 million in 2003 on the loans and accrued interest. We also recognized a loss of $1.6 million in regards to the Touchstone warrants. The loans had a significant discount which reduced their carrying value. In connection with the impairment charge we stopped amortizing the loan discount and accruing interest as of the fourth quarter of 2002. Consequently, these loans and warrants had no carrying value at December 31, 2003 based on the fair market value of the underlying loan collateral.

The president of Touchstone USA was the managing member of PHT Gas, LLC, which was the general partner of PHT Partners, LP as of December 31, 2003.

In May 2004, we received 1.2 million common shares of Touchstone Resources USA, Inc. (a public company trading on the OTC Bulletin Board) (the “Touchstone Shares”) in exchange for the convertible promissory notes of Touchstone Canada (the “Touchstone Exchange”). The net book value of the convertible promissory notes was zero; as such, we recorded a non-cash gain on the Touchstone Exchange of approximately $1.8 million, the market value of the Touchstone Shares on the date of the exchange. The Touchstone Shares reflected in these financial statements are deemed by management to be “available-for-sale” and, accordingly are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

Note 9—Income Taxes

The loss before income taxes and the components of the income tax expense recognized on the Consolidated Statement of Income are as follows:

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Loss before income taxes:
Domestic	$(2,945)	$(19,905)	$(36,829)
Foreign	(17,367)	(2,797)	—

	$(20,312)	$(22,702)	$(36,829)

Current Taxes:
Federal	$48	$—	$—
State	—	—	—
Foreign	7,770	—	—

Total current taxes	7,818	—	—

Deferred Taxes:
Federal	—	—	—
State	—	—	—
Foreign	3,243	670	—

Total deferred taxes	3,243	670	—

Income tax expenses	$11,061	$670	$—

During 2005 and 2004, we incurred taxes primarily on our Norwegian operations as substantially all revenues and operating income were derived from Norway. Our Norwegian operations had income before taxes of $14.1 million and $0.1 million for 2005 and 2004, respectively. For other tax jurisdictions, we did not record any income tax benefits as there was no assurance that we could generate any taxable earnings, and therefore recorded valuation allowances on the full amount of deferred tax assets generated. Deferred income taxes result from the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts recognized for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

(Amounts in thousands)	2005	2004

Deferred tax asset:
Deferred compensation	$2,833	$2,069
Asset retirement obligation	5,650	5,294
Litigation settlement	1,843	—
Net operating loss and capital loss carryforward	25,145	14,188
Uplift carryforward	1,079	1,057

Total deferred tax assets	36,550	22,608
Less valuation allowance	(27,073)	(10,129)

Total deferred tax assets after valuation allowance	9,477	12,479
Deferred tax liability:
Property, plant and equipment	(25,478)	(29,175)
Sale/leaseback	(950)	(1,316)
Other	(2,234)	—

Total deferred tax liabilities	(28,662)	(30,491)

Net deferred tax liability	$(19,185)	$(18,012)

During 2004, we recognized a deferred tax liability of approximately $3.3 million due to the excess of book over tax basis of the assets acquired in the NSNV Acquisition. We recognized a deferred tax liability of approximately $16.6 million due to the excess of book over tax basis of the assets acquired in the OER Acquisition.

At December 31, 2005, we had the following carryforwards available to reduce future income taxes:

(Amounts in thousands)
Types of Carryforward	Years of Expiration	Carryforward Amounts

Net operating loss—U.S. federal	2021 – 2025	$22,766
Minimum tax credit—U.S. federal	Indefinite	$48
Net operating loss—U.K.	Indefinite	$34,244
Uplift—Norway	Indefinite	$1,079

With the exception of $1.1 million of uplift carryforward attributable to our Norwegian subsidiary, the remaining carryforward amounts shown above have not been recognized for financial statement reporting purposes to reduce the deferred tax liability as a valuation allowance has been established.

For U.S. federal income tax purposes, certain limitations are imposed on an entity’s ability to utilize its NOLs in future periods if a change of control, as defined for federal income tax purposes, has taken place. In general terms, the limitation on utilization of NOLs and other tax attributes during any one year is determined by the value of an acquired entity at the date of the change of control multiplied by the then-existing long-term, tax-exempt interest rate. The manner of determining an acquired entity’s value has not yet been addressed by the Internal Revenue Service. The Company has determined that, for federal income tax purposes, a change of control occurred during 2004. However, we do not believe such limitations will significantly impact our ability to utilize the NOLS; rather our ability to generate future taxable income will have such an impact.

Recognition of the benefits of the deferred tax assets will require that we generate future taxable income. There can be no assurance that we will generate any earnings or any specific level of earning in future years. Therefore, we have established a valuation allowance for deferred tax assets of approximately $27.1 million and $10.1 million as of December 31, 2005 and 2004, respectively. The valuation allowance increased $16.9 million during 2005 due primarily to net operating losses. The valuation allowance decreased during 2004 due to $5.5 million attributable to the exchange of non-core assets in the Restructuring, $3.3 million attributable to the deferred tax liability established in the NSNV acquisition, and increased by $4.2 million for 2004 net operating losses.

The following table presents the principal reasons for the difference between our effective tax rates and the United States federal statutory income tax rate of 35%.

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Federal income tax benefit at statutory rate	$(7,109)	$(7,946)	$(12,890)
State income tax benefit (net of effect of federal benefit)	—	—	(2,110)
Book deductions not deductible for income tax purposes	13	3,849	1,273
Taxation of foreign operations	6,191	633	—
Change in valuation allowance	11,966	4,134	13,727

Income Tax Expense	$11,061	$670	$—

Effective Income Tax Rate	(54)%	(3)%	0%

Note 10—Accrued Expenses

We had the following accrued expenses outstanding:

	December 31,
(Amounts in thousands)	2005	2004

Accrued liabilities for certain stock-based compensation plans	$803	$1,188
Accrued capital expenditures and operating expenses	—	1,475
Accrued compensation	1,989	1,978
Accrued interest	2,234	—
Preferred dividends	486	329
Derivative liability	4,291	—
Foreign taxes payable	4,366	—
Litigation settlement accrual	5,265	—
Other	1,806	2,359

	$21,240	$7,329

Note 11—Debt and Notes Payable

Our debt and notes payable consisted of the following:

	December 31,
(Amounts in thousands)	2005	2004

6% Senior notes, due 2012	$81,250	$—
Handelsbanken	—	4,276
Capitalized leases	—	130

	81,250	4,406
Less: current portion of capitalized leases	—	(118)
Less: current portion of debt	—	(2,138)

Long-term debt	$81,250	$2,150

6% Senior notes, due 2012

During the first quarter of 2005, we issued in a private offering $81.25 million aggregate principal amount of convertible senior notes due 2012. The notes bear interest at a rate of 6.00% per annum, payable in January and July. The notes are convertible into shares of our common stock at an initial conversion rate of 199.2032 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which represents an initial conversion price of approximately $5.02 per share. In connection with the issuance of these notes, we paid $3.6 million in financing and other costs.

Handelsbanken

With the OER Acquisition, we acquired an outstanding debt agreement with Handelsbanken. At December 31, 2004, approximately $4 million was outstanding, and bore interest at the 6-month Norwegian Inter-Bank Offering Rate (NIBOR) plus 1.4%. The debt was fully repaid during 2005.

Note 12—Other Liabilities

Other liabilities included the following:

	December 31,
(Amounts in thousands)	2005	2004

Asset retirement obligations	$6,740	$6,902
Long-term commitment to PGS (see Note 18)	—	2,000
Other	13	77

	$6,753	$8,979

Our asset retirement obligations relate to obligation of the plugging and abandonment of oil and gas properties. The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost. The following table provides a rollforward of the asset retirement obligations for the year ended December 31, 2005 and 2004:

	December 31,
(Amounts in thousands)	2005	2004

Carrying amount of asset retirement obligations as of beginning of year	$6,902	$—
Liabilities incurred	—	6,658
Accretion expense	542	57
Impact of foreign currency exchange rate changes	(704)	187

Carrying amount of asset retirement obligations as of end of year	$6,740	$6,902

Note 13—Stockholders’ Equity

The activity in shares of our common and preferred stock during 2005, 2004 and 2003 included the following:

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Common Stock:
Outstanding at the beginning of the year	$69,995	$37,145	$32,718
Issuance of common stock in the Offering	—	25,000	—
Issuance of common stock in the NSNV Acquisition	—	12,675	—
Issuance of common stock in the OER Acquisition	2,184	—	—
Other issuances	2,548	4,462	4,427
Repurchases of common stock	—	(14,098)	—
Conversion of notes payable	—	1,402	—
Conversion of preferred stock	—	2,809	—
Exercise of warrants and stock options	762	600	—

Outstanding at the end of the year	$75,489	$69,995	$37,145

Series A Preferred Stock:
Outstanding at the beginning of the year	—	4,091	4,091
Transfer of non-core assets	—	(4,091)	—

Outstanding at the end of the year	—	—	4,091

Series B Preferred Stock:
Outstanding at the beginning of the year	20	143	143
Repurchases of preferred stock	—	(103)
Transfer of non-core assets	—	(20)	—

Outstanding at the end of the year	$20	$20	$143

Series C Preferred Stock:
Outstanding at the beginning of the year	—	478	—
Issuances of preferred stock	—	—	478
Conversion to common stock	—	(478)	—

Outstanding at the end of the year	$—	$—	$478

Common Stock

The Common Stock is $0.001 par value common stock, 150,000,000 shares authorized.

In May 2003, we issued to the former Class B member of BWP and its designee (consisting of creditors and consultants of BWP) 3.3 million shares of common stock and 1.7 million warrants at an exercise price of $2.00 per share expiring in three years as consideration for its purchase of the 100% of the Class B Membership in BWP.

We entered into two securities purchase agreements with RAM during 2003. In connection with these agreements, we issued 950,000 shares of our common stock to RAM in consideration of proceeds of $1.3 million.

In December 2003, RAM entered into an agreement with Lancer Offshore, Inc. and Lancer Partners, L.P. to purchase 14.1 million shares of common stock and 0.1 million shares of Series B Preferred Stock (collectively, the “Lancer Shares”) for $5.3 million. Concurrent with the execution of the foregoing agreement, the Company entered into an agreement with RAM to purchase the Lancer Shares for $5.3 million subject to RAM completing the purchase of the Lancer Shares which was finalized February 2004.

During 2003, we entered into a security purchase agreements with RAM Trading, Ltd. (“RAM”), whereby RAM purchased 150,000 shares of our common stock and seven of our 25.25 limited partnership units in Louisiana Shelf Partners, L.P. and 10 of our 99 limited partnership units in Knox Miss Partners, L.P. The total purchase price of these transactions was $2.2 million, of which $0.6 million was allocated to the sale of the common stock with the remaining amount treated as a deferred equity option.

The agreements provided us a call option to purchase the limited partnership interest back from RAM and RAM a put option to sell the interest back to us. The sale of these interests was not recognized for accounting purposes, and the carrying value of the limited partnerships was not affected by the transaction nor was a gain or loss was reported from the sale of the limited partnership interests.

We exercised our call option to buy back the limited partnership interest in Louisiana Shelf Partners, L.P. from RAM in October 2003 and issued 650,000 shares of our common stock in full payment of the option. We exercised our call option to buy back the limited partnership interest in Knox Miss Partners, L.P. from RAM in February 2004 and issued 835,000 shares of our common stock in full payment of the option.

In February 2004, we issued a private placement offering of 125,000 shares of our common stock, $.001 par value per share at $2.00 per share.

In an offering of common stock (the “Offering”) that closed on February 26, 2004, we issued 25 million shares of common stock at $2.00 per share in a private placement. The estimated net proceeds of the Offering were $46 million after deduction of offering costs of $3.9 million. In addition, warrants to purchase 700,000 shares of common stock at $2.00 per share were issued to the placement agent. A portion of the net proceeds were used in the Restructuring for the purchase of 14.1 million shares of our common stock and 0.1 million shares of our Series B Preferred Stock for $5.3 million and for repayment of the principal amount of the Trident note in the amount of $1.5 million. The remainder is to be used for general corporate purposes, including potential acquisitions.

Effective September 17, 2004, we registered for resale approximately 40 million shares of our common stock that were previously issued to numerous stockholders in the Offering or were required to be registered upon registration of the Offering shares. We did not and will not receive any proceeds from the registration of these shares of our common stock.

In March 2004, as consideration for services rendered in connection with the purchase of the shares of common stock and Series B Preferred stock from RAM, we issued to an unrelated party 300,000 shares of our common stock.

In August 2005, we issued inducement grants of 400,000 shares of Endeavour restricted common stock and options to purchase 400,000 shares of our common stock at an exercise price of $5.02 per share, the closing sales price of our common stock as of the commencement of the employment of our executive vice president and chief financial officer. These shares of common stock and options vest one-third on each of the first three anniversary dates of the date of grant, and any options that remain unexercised on the fifth anniversary of the grant date expire.

Series A Preferred Stock

The Series A Preferred Stock was to pay dividends of 8% of the original issuing price per share per annum, which were cumulative prior to any dividends on the common stock or any series of stock to be created. All shares of our Series A Preferred Stock were included in the exchange of non-core assets in the Restructuring.

Series B Preferred Stock

In September 2002, the Company authorized and designated 500,000 shares of Preferred Stock, as Series B Preferred Stock par value $.001 per share.

The Series B Preferred Stock is to pay dividends of 8% of the original issuing price per share per annum, which are cumulative prior to any dividends on the common stock and on parity with the payment of any dividend or other distribution on any other series of preferred stock that has similar characteristics. The holders of each share of Series B Preferred Stock are entitled to be paid out of available funds prior to any distributions to holders of common stock in the amount of $100.00 per outstanding share plus all accrued dividends. We may, upon approval of our Board, redeem all or a portion of the outstanding shares of Series B preferred stock at a cost of the liquidation preference and all accrued and unpaid dividends.

As part of the Restructuring, the majority of shares of our Series B Preferred Stock were repurchased or included in the exchange of non-core assets.

Series C Convertible Preferred Stock

The Series C Preferred Stock was to pay dividends of 6% of the original issue price per share per annum, which were cumulative prior to any dividends on the common stock and on parity with the payment of any dividend or other distribution on any other series of preferred stock that has similar characteristics.

Between May and July 2003, we sold 477,500 shares of Series C Convertible Preferred Stock in a private placement for $10.00 per share. We recorded $0.3 million in offering costs related to this offering. Since our common stock price exceeded the initial conversion price of the Series C Preferred Stock, there was a beneficial conversion feature recorded as a preferred stock dividend in the amount of $2.8 million as of December 31, 2003.

In February 2004, our Series C Preferred shareholders converted all of their 477,500 shares of Series C Preferred Stock into 2.8 million shares of our common stock in the Restructuring.

Stock Warrants

We have the following outstanding warrants to purchase our common stock at December 31, 2005 and 2004:

Expiration date	December 31, 2005		December 31, 2004
(Amounts in thousands, except per share data)	Exercise price	Shares	Exercise price	Shares

February 2005	—	—	$2.25	200
October 2005	—	—	$2.00	233
May 2006	$2.00	1,538	$2.00	1,550
October 2006	$2.00	50	$2.00	50
February 2009	$2.00	700	$2.00	700
April 2012	$2.00	90	$2.00	125

		2,378		2,858

All warrants are currently exercisable. During 2004, 282,500 warrants with an exercise price of $5.00 and 425,000 warrants with an exercise price of $1.60 were repriced to an exercise price of $2.00. During 2004, 200,000 warrants with an exercise price of $2.25 per share and 400,000 warrants with an exercise price of $2.00 per share were exercised. During 2005, 200,000 warrants with an exercise price of $2.25 per share and 279,405 warrants with an exercise price of $2.00 per share were exercised.

The weighted average grant-date fair value of warrants granted during 2004 was $2.19.

Stock Options

Information relating to stock options outstanding at December 31, 2005 is summarized as follows:

Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise prices	Number of	remaining	exercise		exercise
(Amounts in thousands,	options	contractual	price per	Number	price per
except per share data)	outstanding	life	share	exercisable	share

$2.00—$2.99	2,278	2.9	$2.07	1,683	$2.09
$3.00—$3.99	496	3.0	3.29	305	3.04
Greater than $4.00	1,513	4.2	4.45	—	—

	4,287	3.4	$3.05	1,988	$2.23

Information relating to stock options is summarized as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise	Number	exercise
(Amounts in thousands,	Number	price per	Number of	price per	of	price per
except per share data)	of shares	share	shares	share	shares	share

Balance outstanding—beginning of year	2,878	$2.24	1,025	$2.76	500	$5.00
Granted	1,699	$4.37	1,903	$2.03	525	$3.19
Exercised	(230)	$2.88	—	—	—	—
Forfeited	(60)	$2.37	—	—	—	—
Expired	—	—	(50)	$5.00	—	—

Balance outstanding—end of year	4,287	$3.05	2,878	$2.24	1,025	$2.76

The weighted average grant-date fair value of options granted during 2005, 2004 and 2003 was $2.71, $1.50 and $0.70, respectively.

The 1.3 million and 1.9 million options granted during 2005 and 2004, respectively, were granted pursuant to our 2004 Stock Incentive Plan which has been approved by our shareholders. All other stock options have been granted pursuant to stock option plans that were not subject to shareholder approval.

Note 14—Related Party Transactions

During July and August 2003, FEQ Investments, Inc. (“FEQ”) paid $305,000 of its outstanding subscription agreement. As of December 31, 2003, $175,000 remained outstanding along with accrued interest. The subscription receivable was included in the exchange of non-core assets in the Restructuring.

During January and May 2003, we borrowed $0.3 million from SPH Investments, Inc. and issued various 10% demand notes. In January 2003, we borrowed $0.1 million from SPH Investments, Inc. Profit Sharing Plan and issued a 10% demand note. Each of these notes, plus accrued interest, was repaid by December 31, 2003.

In 2003, the Company relied upon Touchstone Resources USA, Inc. to provide it with additional reserve assessment analysis and engineering services in connection with the exploration and development of its prospects. The president of Touchstone Resources USA, Inc. was the managing member of PHT Gas, LLC, which was the general partner of PHT Partners, LP as of December 31, 2003.

In January 2003, La. Shelf loaned FEQ (the former managing member of PHT Gas, LLC) $1,220,000 and received a 10% promissory note. As of December 31, 2003, principal in the amount of $5,000 remained outstanding along with in accrued interest. In the fourth quarter of 2003, La. Shelf loaned an additional $125,000 to FEQ which was outstanding at December 2003. The loans by La. Shelf were included in our sale of La. Shelf during 2004.

During third quarter 2004, we executed a sublease for office space with Reliant Energy Corporate Services, LLC through March 31, 2008. One of our Co-Chief Executive Officers is a member of Board of Directors of the parent company of Reliant Energy Corporate Services, LLC. See Note 16.

In December 2004, we entered into a contract with GX Technology whereby GX Technology would provide seismic data analysis for approximately $0.3 million, which was paid during 2005. One of our co-chief Executive Officers is a member of the Board of Directors of Input/Output Inc., the parent company of GX Technology.

Note 15—Supplementary Cash Flow Disclosures

Cash paid during the period for interest and income taxes was as follows:

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Interest paid	$2,340	$130	$210

Income taxes paid	$3,206	$—	$—

Non-Cash Investing and Financing Transactions

We recorded a reduction in the amount of the unrealized loss on the investment in marketable securities of $0.5 million for the year ended December 31, 2003.

We recorded discounts on the Trident note payable of $0.6 million due to the value of attached warrants and the beneficial conversion feature on the promissory note in 2003.

We recorded $0.2 million, $0.4 million and $1.6 million in dividends in 2005, 2004 and 2003, respectively.

We recorded a dividend in the amount of $2.8 million related to the beneficial conversion feature included in the Series C preferred stock issued in 2003.

We issued common stock and warrants to acquire our interest in BWP in 2003.

In 2003, we recorded $0.2 million as the value of the warrants granted to two lenders for the extension of the maturity dates of the loans from those lenders.

In 2004, we issued 12.5 million shares in the NSNV Acquisition with a total purchase price of approximately $25 million. The Merger increased current assets by $1.1 million, oil and gas properties by $11.4 million, other assets by $8.3 million, current liabilities by $2.5 million, other liabilities by $3.6 million and equity by $25 million through a noncash transaction that was not reflected in the statement of cash flows.

Noncash investing activities also were incurred with the exchange of certain non-core assets, including BWP Gas, LLC, for all of the Series A Preferred Stock and 20,213 shares of the Series B Preferred Stock, and the Touchstone Exchange. Noncash financing activities were also incurred, including the conversion of all of our Series C Preferred Stock and a portion of our convertible notes into common stock.

In 2005, we completed the OER Minority Acquisition with the aggregate consideration paid in approximately US$1.4 million in cash and 2,183,617 shares of our common stock.

Note 16—Leases

Operating Leases

During third quarter 2004, we executed a sublease for office space with Reliant Energy Corporate Services, LLC through March 31, 2008. Lease payments are expected to be approximately $180,000 for each of the years ended December 31, 2006 and 2007, and $45,000 for the year ended December 31, 2008. In addition, we have leases for office space and equipment with lease payments of $0.7 million, $0.5 million and $0.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Note 17—Comprehensive Loss

The following summarizes the components of comprehensive loss:

	Year ended December 31,
(Amounts in thousands)	2005	2004	2003

Net loss	$(31,373)	$(23,372)	$(36,829)
Related to derivative instruments:
Unrealized loss	(5,672)	—	—
Reclassification adjustment for loss realized in net loss above	1,982	—	—
Related to marketable securities:
Unrealized loss	(360)	(528)	(465)
Reclassification adjustment for loss realized in net loss above	—	282	976

Unrealized gain (loss), net	(4,050)	(246)	511

Comprehensive loss	$(35,423)	$(23,618)	$(36,318)

The components of accumulated other comprehensive income are:

	December 31,
(Amounts in thousands)	2005	2004	2003

Related to derivative instruments:
Balance at beginning of year	$—	$—	$—
Change during the year	(3,690)	—	—

Balance at end of year	(3,690)	—	—
Related to marketable securities:
Balance at beginning of year	(528)	(489)	(1,000)
Change during the year	(360)	(39)	511

Balance at end of year	(888)	(528)	(489)

Accumulated comprehensive loss	$(4,578)	$(528)	$(489)

Note 18—Commitments and Contingencies

General

The oil and gas industry is subject to regulation by federal, state and local authorities. In particular, gas and oil production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry. We believe we are in compliance with all federal, state and local laws, regulations applicable to the Company and its properties and operations, the violation of which would have a material adverse effect on us or our financial condition.

In addition, Handelsbanken has provided a guarantee of approximately $2.3 million on our behalf to the operator of the Brage and Njord fields and the Norwegian Ministry of Petroleum and Energy for the abandonment and decommissioning costs for these fields.

PGS Commitment

On December 16, 2003, NSNV and PGS entered into an agreement where, in exchange for certain consideration including, among other things, 18.5% of the outstanding stock of NSNV and a three-year product and service commitment, PGS agreed to grant NSNV the right to use 79,200 square kilometers of 3-D seismic and related data in the North Sea region. Under the agreement, we are required to purchase products and services from PGS, or affiliates, that have an aggregate invoice value of at least $4.5 million over a period of three years ending on December 15, 2006. Our commitment remaining at December 31, 2005 is $0.1 million. We have entered into agreements with PGS for seismic data which will fulfill our commitments in 2006.

Rig Commitments

In the UK, we have a commitment for drilling services with a semi-submersible drilling rig, for two wells in the last half of 2006 for approximately $13.5 million. Subsequent to yearend, we joined with several other operators in the Norwegian Continental Shelf to form a consortium that has entered into a contract for the use of a drilling rig for a three-year period beginning the second half of 2006. The agreement allows us to move forward with our exploration program in Norway and fulfill our role as an operator of Norwegian licenses. The contract commits us to 100 days (for two wells) of drilling services, for approximately $37.8 million, between late 2007 and 2008 conducted by Bredford Dolphin, a semi-submersible drilling rig.

Legal Proceeding

In March 2004, the GHK Company, LLC, GHK/Potato Hills Limited Partnership, and Brian F. Egolf (collectively “Plaintiffs”) commenced an action against Endeavour International Corporation (“Endeavour”), f/k/a Continental Southern Resources, Inc., as well as certain other entities in state court in Oklahoma City, Oklahoma. During the fourth quarter of 2005, we recorded $5.3 million in litigation settlement expense to reflect the settlement of the litigation between Endeavour and the Plaintiffs on January 25, 2006. The settlement provided for the issuance of 1.5 million shares of our common stock and the granting of certain registration rights.

Note 19—Derivative Financial Instruments

In January 2005, we entered into an oil commodity swap where we pay market IPE Brent and receive a fixed price that ranges from $46.20 per barrel in the initial month to $40.00 per barrel at the end of the contract. The contract covers 600 barrels per day from February 2005 through December 2006. During 2005, we realized $2.3 million as a reduction to revenue related to settlements for this contract. We did not exclude any component of the hedging instrument’s gain or loss when assessing effectiveness.

At December 31, 2005, the net deferred loss related to this swap agreement recognized in accumulated other comprehensive income was $3.7 million, net of tax, all of which will be transferred out of accumulated other comprehensive income and recognized within earnings over the next 12 months.

In November 2004, we entered into an oil commodity swap covering 600 barrels of oil per day from December 2004 through December 2006 where we would pay market Brent and receive a fixed price of $41.90. In December 2004, we settled the swap for a net gain of $1.4 million. Due to the short nature of this contract, we did not designate this derivative as a cash flow hedge, and therefore we recorded the full $1.4 million gain in other income in 2004.

Note 20—Segment and Geographic Information

We have determined we have one reportable operating segment being the acquisition, exploration and development of natural gas and oil properties. Our operations are conducted in geographic segments as follows:

	2005		2004		2003
		Long-lived		Long-lived		Long-lived
(Amounts in thousands)	Revenue	assets	Revenue	assets	Revenue	assets

United States	$—	$11,298	$8	$32,846	$27	$7,569
United Kingdom	—	16,381	—	8,918	—	—
Norway	38,656	68,620	3,655	39,210	—	—
The Netherlands	—	1,594
Thailand	—	—	—	3,688	—	1,693

	$38,656	$97,893	$3,663	$84,662	$27	$9,262

Note 21—Quarterly Financial Data

	2005
	First	Second	Third	Fourth
(Amounts in thousands, except per share data)	quarter	quarter	quarter	quarter

Revenues	$7,703	$9,091	$10,852	$11,010
Operating expenses	8,865	9,574	20,092	28,214
Loss from operations	(1,162)	(483)	(9,240)	(17,204)
Net income (loss) to common stockholders	(2,692)	11,218	(14,461)	(25,596)
Net income (loss) per common share—basic	(0.04)	0.15	(0.19)	(0.34)
Net income (loss) per common share—diluted	(0.04)	0.13	(0.19)	(0.34)

	2004
	First	Second	Third	Fourth
(Amounts in thousands, except per share data)	quarter	quarter	quarter	quarter

Revenues	$8	$—	$—	$3,655
Operating expenses	2,723	3,403	4,130	8,899
Loss from operations	(2,715)	(3,403)	(4,130)	(5,245)
Net loss to common stockholders	(12,924)	(2,326)	(4,026)	(4,520)
Net loss per common share—basic and diluted	(0.26)	(0.03)	(0.06)	(0.06)

Note 22—Supplemental Oil and Gas Disclosures—Unaudited

	Capitalized costs relating to oil and gas producing activities
	United		United		The
(Amounts in thousands)	Kingdom	Norway	States	Thailand	Netherlands	Total

December 31, 2005:
Proved	$—	$23,308	$—	$—	$—	$23,308
Unproved	43,101	22,545	—	—	1,594	67,240

Total capitalized costs	43,101	45,853	—	—	1,594	90,548
Accumulated depreciation, depletion and amortization	(27,116)	(7,662)	—	—	—	(34,778)

Net capitalized costs	$15,985	$38,191	$—	$—	$1,594	$55,770

December 31, 2004:
Proved	$—	$20,081	$—	$—	$—	$20,081
Unproved	8,769	17,523	—	309	148	26,749

Total capitalized costs	8,769	37,604	—	309	148	46,830
Accumulated depreciation, depletion and amortization	—	(901)	—	—	—	(901)

Net capitalized costs	$8,769	$36,703	$—	$309	$148	$45,929

Equity Method Investees for the year ended December 31, 2004;	$—	$—	$—	$3,532	$—	$3,532

	Costs incurred in oil and gas property acquisition,
	exploration and development activities
	United		United		The
(Amounts in thousands)	Kingdom	Norway	States	Thailand	Netherlands	Total

Year Ended December 31, 2005:
Acquisition costs:
Proved	$—	$(2,151)	$—	$—	$—	$(2,151)
Unproved	—	(503)	—	—	—	(503)
Exploration costs	34,332	7,626	—	—	1,446	43,404
Development costs	—	3,277	—	—	—	3,277

Total costs incurred	$34,332	$8,249	$—	$—	$1,446	$44,027

	Costs incurred in oil and gas property acquisition,
	exploration and development activities
	United		United			The
(Amounts in thousands)	Kingdom	Norway	States	Thailand		Netherlands	Total

Year Ended December 31, 2004:
Acquisition costs:
Proved	$—	$19,210	$—		$—	$—		$19,210
Unproved	4,534	14,822	—		—	—		19,356
Exploration costs	4,235	2,700	—		309	148		7,392
Development costs	—	872	—		—	—		872

Total costs incurred	$8,769	$37,604	$—		$309	$148		$46,830

Year Ended December 31, 2003:
Acquisition costs:
Proved	$—	$—	$—		$—	$—		$—
Unproved	—	—	11,962		—	—		11,962
Exploration costs	—	—	2,118		—	—		2,118
Development costs	—	—	—		—	—		—

Total costs incurred	$—	$—	$14,080		$—	$—		$14,080

Equity Method Investees for the year ended December 31,:
2005	$—	$—	$—	$		$—	$
2004	$—	$—	$—		$2,127	$—		$2,127
2003	$—	$—	$8,758		$643	$—		$9,401

Acquisition costs of $(2.7) million during 2005 represent the OER Minority Acquisition which also resulted in an increase in goodwill and a decrease to deferred taxes (see Note 3).

	Results of Operations for Oil and Gas Producing Activities
	United		United		The
(Amounts in thousands)	Kingdom	Norway	States	Thailand	Netherlands	Total

Year Ended December 31, 2005:
Revenues	$—	$38,656	$—	$—	$—	$38,656
Production expenses	—	11,990	—	—	—	11,990
DD&A	—	7,377	—	—	—	7,377
Impairment of oil and gas properties	27,116	—	—	—	—	27,116
Income tax expense	—	15,046	—	—	—	15,046

Results of activities	$(27,116)	$4,243	$—	$—	$—	$(22,873)

	Results of Operations for Oil and Gas Producing Activities
	United		United		The
(Amounts in thousands)	Kingdom	Norway	States	Thailand	Netherlands	Total

Year Ended December 31, 2004:
Revenues	$—	$3,655	$8	$—	$—	$3,663
Production expenses	—	2,064	1	—	—	2,065
DD&A	—	901	2	—	—	903
Income tax expense	—	538	—	—	—	538

Results of activities	$—	$152	$5	$—	$—	$157

Year Ended December 31, 2003:
Revenues	$—	$—	$27	$—	$—	$27
Production expenses	—	—	6	—	—	6
DD&A	—	—	1,497	—	—	1,497
Impairment of oil and gas properties	—	—	25,168	—	—	25,168
Income tax expense	—	—	—	—	—	—

Results of activities	$—	$—	$(26,644)	$—	$—	$(26,644)

Equity Method Investees for the year ended December 31,:
2005	$—	$—	$—	$—	$—	$—

2004	$—	$—	$—	$(201)	$—	$(201)

2003	$—	$—	$(1,123)	$(85)	$—	$(1,208)

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of our future operations and changes in economic conditions. Our oil and gas reserves were audited by independent reserve engineers.

	Year Ended December 31,

	2005	2004	2004	2004	2003
	Norway	United States	Norway	Total	United States

Proved Oil Reserves (MBbls):
Proved reserves, beginning of year	1,543	—	—	—	—
Purchase of proved reserves, in place	—	—	1,634	1,634	—
Production	(726)	—	(91)	(91)	—
Sales of reserves, in place	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—
Revisions of previous estimates	347	—	—	—	—

Proved reserves, end of year	1,164	—	1,543	1,543	—

Proved Gas Reserves (MMcf):
Proved reserves, beginning of year	6,725	52	—	52	—
Purchase of proved reserves, in place	—	—	6,740	6,740	60
Production	(184)	(2)	(15)	(17)	(8)
Sales of reserves, in place	—	(50)	—	(50)	—
Extensions and discoveries	—	—	—	—	—
Revisions of previous estimates	(244)	—	—	—	—

Proved reserves, end of year	6,297	—	6,725	6,725	52

Proved Reserves (MBOE):
Proved reserves, beginning of year	2,664	9	—	9	—
Purchase of proved reserves, in place	—	—	2,757	2,757	10
Production	(756)	(1)	(93)	(94)	(1)
Sales of reserves, in place	—	(8)	—	(8)	—
Extensions and discoveries	—	—	—	—	—
Revisions of previous estimates	306	—	—	—	—

Proved reserves, end of year	2,214	—	2,664	2,664	9

Proved Developed Oil Reserves (MBbls)	816	—	1,094	1,094	—

Proved Developed Gas Reserves (MMcf)	33	—	123	123	52

Proved Developed Reserves (MBOE)	822	—	1,115	1,115	9

Our reserves in Norway were acquired in the OER Acquisition and include 622 MBOE at December 31, 2004 associated with the minority interest in OER. We purchased the remaining minority interests in OER in 2005.

	Year ended December 31,
	2005	2004	2003

Equity in proved reserves of equity method investees:
Gas (MMcf)	—	25,006	—
Natural gas liquids (MBbls)	—	75	—
Proved Reserves (MBOE)	—	4,243	—

All our equity interest in proved reserves of equity method investee relate to our interests in Thailand includes 243 MBOE at December 31, 2004 held by the minority interest of approximately 5%. There were no proved, developed reserves associated with our equity method investees in Thailand. We sold all of our interests in our equity method investee in Thailand during 2005.

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates for where production occurs. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

Estimates of future cash inflows are based on prices at year-end. Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts. Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis. The effect of tax credits is considered in determining the income tax expense.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

Under the full cost method of accounting, a noncash charge to earnings related to the carrying value of the Company’s oil and gas properties on a country-by-country basis may be required when prices are low. Whether we will be required to take such a charge depends on the prices for crude oil and natural gas at the end of any quarter, as well as the effect of both capital expenditures and changes to proved reserves during that quarter. Given the volatility of natural gas and oil prices, it is reasonably possible that our estimate of discounted future net cash flows from proved oil and gas reserves will change in the near term. If a noncash charge were required, it would reduce earnings for the period and result in lower DD&A expense in future periods.

Standardized Measure of Discounted Future Net Cash Flows

	December 31,
	2005	2004	2004	2004
(Amounts in thousands)	Norway	Norway	Thailand	Total

Future cash inflows	$137,637	$89,073	$—	$89,073
Future production costs	(49,514)	(42,715)	—	(42,715)
Future development costs	(17,922)	(21,192)	—	(21,192)
Future income tax expense	(48,762)	(12,086)	—	(12,086)

Future net cash flows (undiscounted)	21,439	13,080	—	13,080
Annual discount of 10% for estimated timing	2,914	2,815	—	2,815

Standardized measure of future net cash flows	$18,525	$10,265	$—	$10,265

Equity Method Investees	$—	$—	$15,251	$15,251

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows

	Year Ended December 31,
(Amounts in thousands)	2005	2004	2003

Standardized measure, beginning of period	$10,265	$71	$—
Net changes in prices and production costs	44,166	1,581	—
Future development costs	3,277	871	—
Revisions of previous quantity estimates	9,502	—	—
Extension of reservoir		—	—
Sale of reserves in place	—	(71)	—
Accretion of discount	1,963	—	—
Changes in income taxes, net	(26,876)	1,063	—
Sale of oil and gas produced, net of production costs	(26,667)	(1,591)	—
Purchased reserves	—	10,498	71
Change in estimated future development costs, production, timing and other	2,895	(2,157)	—

Standardized measure, end of period	$18,525	$10,265	$71

Equity Method Investees	$—	$15,251	$—

Report of independent auditors

The Board of Directors
Endeavour International Corporation:

We have audited the statement of revenues and direct operating expenses of the oil and gas properties to be purchased by Endeavour International Corporation from Talisman Resources Limited for each of the years in the three-year period ended December 31, 2005. These statements are the responsibility of Endeavour’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall presentation of the statement. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete financial presentation of the properties described above.

In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the oil and gas properties to be purchased by Endeavour International Corporation from Talisman Resources Limited for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

Aberdeen, Scotland
October 10, 2006

Statement of combined revenues and direct operating expenses of the oil and gas properties to be purchased by
Endeavour International Corporation from
Talisman Resources Limited

	Six Months Ended
	June 30,		Year Ended December 31,
(Amounts in thousands)	2006	2005	2005	2004	2003

	(Unaudited)

Revenues	$101,307	$85,498	$170,358	$91,569	$65,549
Direct Operating Expenses	14,079	12,360	26,072	23,981	21,607

Excess of revenues over direct operating expenses	$87,228	$73,138	$144,286	$67,588	$43,942

The accompanying notes are an integral part of this financial statement.

Notes to statement of combined revenues and
direct operating expenses of the oil and
gas properties to be purchased by
Endeavour International Corporation from
Talisman Resources Limited

Note 1—The Properties

On May 26, 2006, Endeavour International Corporation (“Endeavour”) entered into an agreement with a subsidiary of Talisman Resources Limited to purchase all of the outstanding shares of Talisman Expro Limited (“Talisman”) for US $414 million resulting in the purchase of interests in various oil and gas producing properties in the U.K. North Sea (the “Acquisition Assets”), subject to normal closing adjustments, with an economic effective date of January 1, 2006. The transaction is expected to close by the end of 2006.

Note 2—Basis for Presentation

During the periods presented, the Acquisition Assets were not accounted for or operated as a separate division by Talisman. Certain costs, such as depreciation, depletion and amortization (“DD&A”), interest, accretion, general and administrative expenses (“G&A”), and corporate income taxes were not allocated to all the individual properties. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

Revenues and direct operating expenses included in the accompanying statement represent Endeavour’s net working interest in the properties acquired for the periods prior to the respective closing dates and are presented on the accrual basis of accounting.

Oil and gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery occurs and title transfers.

Direct operating expenses include all costs associated with lifting, field processing and transportation and direct overhead. No costs for general corporate activities have been included. Omitted expenses include DD&A, interest expense, accretion, G&A and income taxes. Endeavour is unable to quantify the omitted expenses for the following reasons: DD&A is dependent upon historical information that is not available including historical cost and prior depletion rates. DD&A is not allocated to all the individual properties. Interest expense, G&A and income taxes are dependent on historical costs, financing structure and general overhead burdens. Quantifying a portion of the omitted expenses would require allocations not previously performed by Talisman in an effort to determine the direct charges for these properties.

The financial statements presented are not necessarily indicative of the results of operations of the acquired properties going forward for the following reasons.

Historical costs such as DD&A, interest expense, accretion, G&A, and income taxes have not been presented and would not have been reflective of costs going forward. These allocations and calculations in the future will be based on the purchase price paid for the acquired properties and are also closely tied to the Company’s financing choices, overhead structure, future capital development and the full-cost accounting method.

Note 3—Capital expenditures

Capital expenditures for the Acquisition Assets were $1,931,000, $32,901,000 and $25,892,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The excess of revenues over direct operating expenses was sufficient to fund capital expenditures.

Note 4—Supplemental Information Regarding Proved Oil and Gas Reserves (Unaudited)

Supplemental oil and natural gas reserve information related to the Acquisition Assets is presented in accordance with the requirements of Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (“FAS 69”). There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

	Year Ended December 31,
	2005	2004	2003

Liquids (Mbbls)
Balance at January 1	7,827	10,162	12,513
Production	(2,111)	(2,335)	(2,351)

Balance at December 31	5,716	7,827	10,162

Gas (MMcf)
Balance at January 1	29,359	31,262	31,674
Production	(9,286)	(1,903)	(412)

Balance at December 31	20,073	29,359	31,262

Proved developed reserves at December 31,
Liquids (Mbbls)	4,816	6,927	9,262
Gas (MMcf)	17,766	27,053	28,956

Future oil and gas sales and production and development costs have been estimated using prices and costs in effect at the end of the years indicated. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation, and amortization, or any indirect costs. All cash flow amounts are discounted at 10%.

Changes in the demand for oil and natural gas, inflation, and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of the company’s proved reserves.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at December 31, 2005, 2004 and 2003 is shown below.

	December 31,
(Amounts in thousands)	2005	2004	2003

Future cash inflows	$548,293	$441,213	$411,165
Future production costs	(77,956)	(104,028)	(128,009)
Future development costs	(39,123)	(41,379)	(53,417)
Future income taxes	(200,402)	(151,437)	(129,164)

Future net cash flows	230,812	144,369	100,575
10% annual discount	27,663	15,688	11,685

Standardized measure of discounted future net cash flows relating to proved reserves	$203,149	$128,681	$88,890

An analysis of the sources of changes in the standardized measure of discounted future net cash flows relating to proved reserves on the pricing basis described above for the years ended December 31, 2005, 2004 and 2003 is shown below.

	Year Ended December 31,
(Amounts in thousands)	2005	2004	2003

Balance, beginning of year	$128,681	$88,890	$58,816
Increase (decrease) in future net discounted cash flows: Sales of production, net of production costs	(144,286)	(67,588)	(43,942)
Net changes in prices and future production costs	244,186	108,402	57,340
Net changes in future development costs, production, timing and other	(10,958)	(13,512)	(13,108)
Previously estimated development costs incurred during the period	2,256	12,038	24,913
Accretion of discount	26,366	20,305	16,052
Net change in income taxes	(43,096)	(19,854)	(11,181)

Balance at the end of the year	$203,149	$128,681	$88,890

Prospectus

Endeavour International Corporation

$300,000,000
Debt Securities
Common Stock
Preferred Stock
Warrants
Units

From time to time, we may sell common stock, preferred stock, debt securities or warrants, either individually or in units, with a total value of up to $300,000,000. We may also offer common stock or preferred stock issuable upon conversion of debt securities, common stock issuable upon conversion of preferred stock, or common stock, preferred stock or debt securities issuable upon the exercise of warrants.

This prospectus contains summaries of the general terms of these securities and the general manner in which they will be offered for sale. These securities may be fully and unconditionally guaranteed by one or more of our wholly-owned subsidiaries named in this prospectus or a prospectus supplement. At the time of each offering, we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The total of all securities offered by us will not exceed combined initial offering prices of $300,000,000.

Our common stock is listed on the American Stock Exchange under the symbol “END.”

Investing in our securities involves certain risks.  See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 15, 2006

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $300,000,000. In this prospectus (including the documents incorporated by reference), we have summarized material provisions of contracts and other documents, which are included as exhibits to the registration statement. For a complete description of their terms, you should review the full text of the documents.

This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include additional risk factors or other considerations applicable to that offering. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any person to give any information or to make any representations not contained or incorporated by reference in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You should not assume the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the documents.

ENDEAVOUR INTERNATIONAL CORPORATION

We are an international oil and gas exploration and production company primarily focused on the acquisition, exploration and development of oil and gas reserves in the North Sea.

We were incorporated as a Nevada corporation on January 13, 2000. Our common stock is quoted on the American Stock Exchange and began trading in June 2004 under the symbol “END.”

Our headquarters and principal executive offices are located at 1000 Main Street, Suite 3300, Houston, Texas 77002. Our telephone number is (713) 307-8700. The address of our website is http://www.endeavourcorp.com.   The information on, or linked to or from, our website is not part of this prospectus.

As used in this prospectus, unless the context otherwise requires, references to the “Company,” “Endeavour,” “we,” “us” or “our” mean Endeavour International Corporation, its subsidiaries and its interests in other entities.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks factors described below and in any prospectus supplement, together with the other information included and incorporated by reference in this prospectus, before you decide to invest in our securities. The risks described below are the material risks of which we currently are aware; however, they may not be the only risks that we face. Additional risks or uncertainties not currently known to us or that we currently view as immaterial also may impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, and you may lose all or part of your investment.

We have had operating losses to date and do not expect to be profitable in the foreseeable future.

We have been operating at a loss each year since our inception, and we expect to continue to incur substantial losses for the foreseeable future. Net loss for the years ended December 31, 2005, 2004 and 2003 was $31.5 million, $23.8 million and $41.2 million, respectively. We expect to incur substantial expenditures in connection with our oil and gas exploration activities. Further, we expect to continue to experience losses for the foreseeable future and cannot predict when, or if, we might become profitable.

If we are unable to generate additional financing, we will not be able to adequately fund our existing development and exploration projects, acquire additional oil and gas interests, or maintain our rights in our projects.

We may not have an adequate amount of financial resources to adequately fund our development and exploration projects on a long-term basis. In the past, we have relied on the sale of our debt and equity securities to fund the acquisition, exploration and development of our petroleum properties. We will need to raise additional capital to continue funding these projects and to have the ability to fund additional projects. We cannot assure you that additional funding will be available to us for exploration and development of our projects or to fulfill our obligations under any agreements. We also cannot assure you that we will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of any such financing will be favorable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay, postponement or cancellation of further exploration and development of our projects or the loss of our interest in our prospects.

Acquiring interests in properties for oil and natural gas exploration is speculative in nature and may not ever result in operating revenues or profits.

We cannot assure you that we will discover oil and gas in commercial quantities in our current properties or properties we may acquire in the future. Our success depends upon our ability to acquire working and revenue interests in properties upon which oil and gas reserves ultimately are discovered. We expect to derive the cash flow necessary to fund our operations from the oil and gas produced from our producing properties and/or the sale of our properties, but there is no assurance we will be able to do so.

If we are unable to identify additional oil and gas prospects in which we can acquire an interest at an affordable price, we may not be able to sustain our growth rate, and our ability to spread risk will be impaired.

One element of our business strategy is to continue to grow and spread risk through selected acquisitions of ownership interests in oil and gas prospects; provided, however:

•	we may not be able to identify additional desirable oil and gas prospects and acquire leasehold or other ownership interests in such prospects at a desirable price;

•	any of our completed, currently planned, or future acquisitions of ownership interests in oil and gas prospects may not include prospects that contain proven oil or gas reserves;

•	we may not have the ability to develop prospects that contain proven oil or gas reserves to the point of commercial production;

•	we may not have the financial ability to consummate additional acquisitions of ownership interests in oil and gas prospects or to develop the prospects that we acquire to the point of production; and

•	we may not be able to consummate additional acquisitions on terms favorable to us or at all.

We may not be able to replace production with new reserves.

Our future oil and gas production is highly dependent upon our level of success in finding or acquiring additional reserves. In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Our reserves will decline unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities.

Our recent growth is due in large part to acquisitions of producing properties. The successful acquisition of producing properties requires an assessment of a number of factors, some of which are beyond our control. These factors include:

•	our estimates of recoverable reserves;

•	future oil and gas prices;

•	operating costs; and

•	potential environmental and other liabilities.

These assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties consistent with industry practices. However, our review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us.

Market fluctuations in the prices of oil and gas could adversely affect the price at which we can sell oil or gas discovered on our properties.

In recent decades, there have been periods of both worldwide over-production and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. These conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods historically have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of oil and gas has placed pressures on prices and has resulted in dramatic price fluctuations, even during relatively short periods of seasonal market demand. We cannot predict with any degree of certainty future oil and gas prices. Changes in oil and gas prices significantly affect our revenues, operating results, profitability and the value of our oil and gas reserves. Lower prices may reduce the amount of oil and gas that we can produce economically. In an attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production.

Lower oil and gas prices may cause us to record ceiling test write-downs.

We use the full cost method of accounting for our oil and gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties (net of related deferred taxes), including estimated capitalized abandonment costs, may not exceed a “ceiling limit,” which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10% and excluding cash flows related to estimated abandonment costs, plus the lower of cost or fair value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling test write-down.” This charge does not impact cash flow from operating activities, but does reduce net income. The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and natural gas prices are low. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. We cannot assure you that we will not experience ceiling test write-downs in the future.

Our ability to produce sufficient quantities of oil and gas from our properties may be adversely affected by factors outside of our control. If we are unable to produce oil and gas from our properties in commercial quantities, our operations will be severely affected.

Our business of exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that the wells, although productive, do not produce oil or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids, or other conditions may substantially delay or prevent completion of any well. This could result in a total loss of our investment in a particular property. Adverse weather conditions also can hinder drilling operations. A productive well may become uneconomic if water or other substances are encountered, which impair or prevent the production of oil and gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. We cannot assure you that oil and gas will be produced from the properties in which we have interests, nor can we assure the marketability of oil and gas that may be acquired or discovered. Numerous factors are beyond our control, including the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, allowable production and environmental regulations. We cannot predict how these factors may affect our business.

We operate in foreign countries and are subject to political, economic and other uncertainties.

We currently have operations in the United Kingdom, Norway and the Netherlands. We may expand international operations to other countries or regions. International operations are subject to political, economic and other uncertainties, including:

•	the risk of war, acts of terrorism, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over our international operations;

•	laws and policies of the U.S. affecting foreign trade, taxation and investment; and

•	the possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

Foreign countries occasionally have asserted rights to land, including oil and gas properties, through border disputes. If a country claims superior rights to oil and gas leases or concessions granted to us by another country, our interests could be lost or decreased in value. Various regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might have a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. This would adversely affect our interests.

If the operator of a prospect in which we participate does not maintain or fails to obtain adequate insurance, our interest in such prospect could be materially and adversely affected.

Oil and gas operations are subject to particular hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

We do not currently operate all of our oil and gas properties. In the projects in which we own a non-operating interest, the operator may maintain insurance of various types to cover our operations with policy limits and retention liability customary in the industry. The occurrence of a significant adverse event that is not fully covered by insurance could result in the loss of our total investment in a particular prospect, which could have a material adverse effect on our financial condition and results of operations.

The cost of decommissioning is uncertain.

We expect to incur obligations to abandon and decommission certain structures in the North Sea. To date the industry has little experience of removing oil and gas structures from the North Sea. Fewer than 10% of the 400 structures have been removed and these were small steel structures and sub sea installations in the shallower waters of the Southern North Sea. Certain groups have been established to study issues relating to decommissioning and abandonment and how the costs will be borne. Because experience is limited, we cannot predict the costs of any future decommissions for which we might become obligated.

Our cost of compliance with environmental regulations could result in large expenses.

Our operations are subject to a variety of national, state, local, and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products.

Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts that were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property or the environment, could expose us to substantial costs and liabilities.

Governmental regulations to which we are subject could expose us to significant fines and/or penalties and our cost of compliance with such regulations could be substantial.

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Regulations and laws affecting the oil and gas industry are comprehensive and under constant review for amendment and expansion. These regulations and laws carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, adversely affects our profitability.

We are dependent on our executive officers and need to attract and retain additional qualified personnel.

Our future success depends in large part on the service of William L. Transier and John N. Seitz, both of whom have substantial experience in the oil and gas industry. The loss of either of these executives could have a material adverse effect on our business. Although we have employment agreements with each of Mr. Transier and Mr. Seitz, there can be no assurance that such agreements will be enforceable in all circumstances or that we will have the ability to retain their services due to resignation or otherwise. Further, we do not maintain key-person life insurance on either Mr. Transier or Mr. Seitz.

Our future success also depends upon our ability to attract, assimilate and retain highly qualified technical and other management personnel. There can be no assurance that we will be able to attract, assimilate and retain key personnel, and our failure to do so would have a material adverse effect on our business.

The trading price of our common stock may be volatile.

The trading price of our common stock has from time to time fluctuated significantly and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors, including the risk factors set forth herein, as well as our operating results, financial condition, announcements or drilling activities, general conditions in the oil and gas exploration and development industry, and other events or factors. Smaller capitalization companies like us often experience substantial fluctuations in the trading price of their securities. We may experience wide fluctuations in the market price of our common stock.

There is a limited market for our common stock.

Our common stock is traded on the American Stock Exchange. Historically, there has not been an active trading market for a significant volume of our common stock. We are not certain that an active trading market for our common stock will develop, or if such a market develops, that it will be sustained.

If we are unable to fulfill commitments under any of our licenses, we will lose our interest in such license, which would result in the loss of our entire investment in such license.

Our ability to retain licenses in which we obtain an interest will depend on our ability to fulfill the commitments made with respect to each license. We cannot assure you that we or the other participants in the projects will have the financial ability to fund these potential commitments.

Our operations are dependent on other companies and other service providers over which we have no control.

We employ exploration and development personnel and we also rely upon the services of geologists, geophysicists, chemists, engineers and other scientists to assist in the exploration and analysis of our prospects to determine a method in which the prospects may be developed in a cost-effective manner. In addition, we rely upon the owners and operators of oil rigs and drilling equipment to drill and develop our prospects to production. We have developed relationships with a number of third party service providers, but we cannot assure you that we will be able to continue to rely on these providers. If any of these relationships are terminated or are unavailable on terms that are favorable to us, then we may not be able to execute our business plan.

We have no control over the availability or cost of equipment and services which are essential to our operations.

The availability and cost of services and equipment which are necessary for us to carry our exploration and development activities are matters which are beyond our control. The costs of these items (particularly drilling rigs and related services) have risen substantially in the past two years and could escalate even more in the future. These changes could make it more difficult to execute our business plan.

Our debt level could negatively impact our financial condition and business prospects.

As of December 31, 2005, we had $81.25 million in outstanding indebtedness. Our level of indebtedness could have important consequences on our operations, including:

•	making it more difficult for us to satisfy our obligations under our indentures or other debt and increasing the risk that we may default on our debt obligations;

•	requiring us to dedicate a substantial portion of our cash flow from operating activities to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general business activities;

•	decreasing our ability to successfully withstand a downturn in our business or the economy generally; and

•	placing us at a competitive disadvantage against other less leveraged competitors.

If we fail to comply with the covenants and other restrictions in the agreements governing our debt, it could lead to an event of default and the acceleration of our repayment of outstanding debt. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control, including prevailing economic and financial conditions.

We may not have sufficient funds to make such repayments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow from operating activities to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

We have outstanding $81.25 million of our 6.00% convertible senior notes due 2012. Upon specified change of control events, each holder of those notes may require us to purchase all or a portion of the holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, up to but excluding the date of purchase, plus in certain circumstances, a make-whole premium. We cannot assure you we would have sufficient financial resources to purchase the notes for cash or satisfy our other debt obligations if we are required to purchase the notes upon the occurrence of a change of control. In addition, events involving a change of control may result in an event of default under other debt we may incur in the future.

Because we are a holding company, our ability to pay our debts depends upon the ability of our subsidiaries to pay us dividends and to advance us funds. In addition, our ability to participate in any distribution of our subsidiaries’ assets is generally subject to the prior claims of the subsidiaries’ creditors.

Because we conduct our business primarily through our subsidiaries, our ability to pay our debts depends upon the earnings and cash flow of our subsidiaries and their ability to pay us dividends and advance us funds. Contractual and legal restrictions applicable to our subsidiaries could limit our ability to obtain cash from them. Our rights to participate in any distribution of our subsidiaries’ assets upon their liquidation, reorganization or insolvency generally would be subject to the prior claims of the subsidiaries’ creditors.

Provisions in our articles of incorporation, by-laws and the Nevada Revised Statutes may discourage a change of control.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and the Nevada Revised Statutes (the “NRS”) could delay or make more difficult a change of control transaction or other business combination that may be beneficial to you. These provisions include, but are not limited to, the ability of our board of directors to issue a series of preferred stock, classification of our board of directors into three classes and limiting the ability of our stockholders to call a special meeting.

We are subject to the “Combinations With Interested Stockholders Statute” and the “Control Share Acquisition Statute” of the NRS. The Combinations Statute provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the corporation’s board of directors before the person first became an interested stockholder. See “Description of Capital Stock — Nevada Anti-Takeover Statutes.”

The Control Share Statute provides that persons who acquire a “controlling interest,” as defined, in a company may only be given full voting rights in their shares if such rights are conferred by the stockholders of the company at an annual or special meeting. However, any stockholder that does not vote in favor of granting such voting rights is entitled to demand that the company pay fair value for their shares, if the acquiring person has acquired at least a majority of all of the voting power of the company. As such, persons acquiring a controlling interest may not be able to vote their shares. See “Description of Capital Stock — Nevada Anti-Takeover Statutes.”

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, including any documents incorporated herein by reference, constitutes a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules, and the documents incorporated herein by reference, for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified by this reference. The registration statement and its exhibits and schedules, and the documents incorporated herein by reference, are on file at the offices of the SEC and may be inspected without charge.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

Our home page is located at http://www.endeavourcorp.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available free of charge through our web site as soon as reasonably practicable after those reports or filings are electronically filed or furnished to the SEC. Information on our web site or any other web site is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed:

•	our annual report on Form 10-K for the year ended December 31, 2005;

•	our current reports on Form 8-K filed on January 3, 2006, January 18, 2006, January 30, 2006 and March 9, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A filed on June 10, 2004, as amended by our amended registration statement on Form 8-A/A-1 filed on August 11, 2004, and including any other amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:

Endeavour International Corporation
1000 Main Street, Suite 3300
Houston, Texas 77002
(713) 307-8700
Attention: General Counsel

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus or a related prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and any prospectus supplement, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided in this prospectus or any prospectus supplement are forward-looking statements within the meaning of Section 27A(i) of the Securities Act and Section 21E(i) of the Exchange Act. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “expect” and similar expressions identify these forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those discussed elsewhere in this prospectus or any prospectus supplement and particularly above under “Risk Factors.”

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus and any prospectus supplement are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” sections and elsewhere in this prospectus and any prospectus supplement. All forward-looking statements speak only as of the date of this prospectus or the related prospectus supplement. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as set forth in a prospectus supplement or as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used for general corporate purposes, including repayment or refinancing of debt, acquisitions, working capital, capital expenditures, and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short term marketable securities or apply them to the reduction of other short term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

Year Ended December 31,

2005	2004	2003	2002	2001

—	—	—	—	—

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.

Earnings were insufficient to cover fixed charges by $19.0 million, $22.6 million, $35.7 million and $4.1 million for the years ended December 31, 2005, 2004, 2003 and 2002, respectively. There were no fixed charges for the year ended December 31, 2001.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured or secured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The senior debt securities will rank equally with all of our existing and future unsubordinated indebtedness. The subordinated debt securities will rank junior to all of our existing and future senior indebtedness in right of payment. The debt securities issued may be convertible into shares of our common stock, preferred stock or warrants or other securities.

We are a holding company and conduct all of our operations through our subsidiaries. Consequently, our ability to repay our obligations, including our obligation to pay interest on the debt securities, to repay the principal amount of the debt securities at maturity or upon redemption, or to buy back the securities, depends upon our ability to receive cash flow from our subsidiaries. That is, we will depend upon our subsidiaries’ earnings and their distributing those earnings to us, and upon our subsidiaries repaying investments and advances we have made to them to meet our obligations under the debt securities and our other obligations. Our subsidiaries are separate and distinct legal entities and, except to the extent our subsidiaries guarantee the debt securities, have no obligation, contingent or otherwise, to pay any amounts due on the debt securities or to make funds available to us to do so.

Generally, the debt securities will be effectively subordinated to all existing and future secured indebtedness of our subsidiaries and us and to all existing and future indebtedness of all non-guarantor subsidiaries. This means that our rights and the rights of our creditors, including the holders of our debt securities, to receive any of the cash or other assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the superior claims of creditors of the subsidiary, except to the extent that we or our creditors may be recognized as creditors of the subsidiary. Our subsidiaries’ ability to pay dividends or make other payments or advances to us will also depend upon their operating results and will be subject to applicable laws and contractual restrictions.

The senior debt securities and the subordinated debt securities will be issued under separate indentures between us and a U.S. banking institution (a “Trustee”). The Trustee for each series of debt securities will be identified in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called the “Indentures.” We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary, we have included references to section numbers of the Indentures so that you can more easily locate those provisions. Capitalized terms used in this summary have the meanings used in the Indentures.

General

At December 31, 2005, we had approximately $81.25 million of outstanding long-term debt. In general:

•	the Indentures do not limit the aggregate principal amount of debt securities that can be issued thereunder (Section 301);

•	debt securities may be issued in one or more series, each in an aggregate principal amount we authorize before issuance, and may be in any currency or currency unit that we may designate (Section 301);

•	debt securities of a series may be issued in registered or global form (Sections 201, 203 and 301);

•	the Indentures do not limit the amount of other debt or securities that we can issue (Sections 201 and 301);

•	the senior debt securities will rank equally with all of our other senior debt;

•	the subordinated debt securities will have a junior position to all of our senior debt (Section 1301); and

•	the debt securities may be fully and unconditionally guaranteed by some or all our subsidiaries.

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of debt securities being offered;

•	the total principal amount of debt securities being offered;

•	the dates on which the principal of, and premium, if any, on the offered debt securities is payable;

•	the interest rate or rates (or the method by which rates will be determined), and the dates for which interest, if any, will accrue;

•	the interest payment dates;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities will be convertible into shares of common stock or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

•	events causing acceleration of maturity;

•	any provisions granting special rights to holders when specified events occur;

•	the guarantors, if any, who will guarantee such debt securities and the methods of determining such guarantors, if any;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities; and

•	any other terms of the debt securities (Section 301).

Guarantees

•	Debt securities may be guaranteed by some, but not all, of our subsidiaries, including subsidiaries that we may acquire in the future. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holder of their debt and their trade creditors before they will be able to distribute any of their assets to us.

•	The guarantees will be general obligations of each guarantor.

•	The guarantors will jointly and severally guarantee any of our guaranteed debt securities.

•	The obligations of each guarantor under any guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

•	A guarantor may not consolidate with or merge into another company unless the surviving company assumes all of the obligations of that guarantor pursuant to a supplemental indenture satisfactory to the Trustee, and only if immediately after giving effect to the transaction, no default or event of default would exist.

Denominations

The debt securities will be issued in denominations of $1,000 or multiples thereof (Section 302).

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities generally will be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture provides that no payment of principal, interest and/or premium on the subordinated debt securities may be made in the event:

•	of any insolvency, bankruptcy or similar proceeding involving us or our property;

•	we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due; or

•	a default occurs with respect to any “Designated Senior Indebtedness” (as defined in the subordinated indenture), which permits the holders of such debt to accelerate its maturity (until such default is cured or a period of 179 days from receipt of notice has passed) (Sections 1301, 1302 and 1303).

The subordinated indenture will not limit the amount of senior debt that we may incur.

Senior Indebtedness is defined to include all our secured and unsecured direct or contingent liabilities and obligations, including our guarantees for money we borrow, which is not expressed to be subordinate to, or junior in right of payment to, any of our other indebtedness. In addition, indebtedness to our subsidiaries and affiliates, our trade payables and our tax liabilities are expressly excluded from the definition of Senior Indebtedness.

Events of Default

The following are Events of Default under each Indenture:

•	failure to pay principal or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, continued for 30 days;

•	failure to deposit any mandatory sinking fund payment when due, continued for 30 days;

•	failure to perform any other covenant in the Indentures that continues for 90 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default as may be specified in the supplemental indenture with respect to debt securities of such series (Section 501).

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium or interest) if the Trustee considers the withholding of notice to be in the best interest of the holders (Section 602).

Acceleration of Debt Upon an Event of Default

If an Event of Default occurs, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities may declare the principal amount of all the debt securities of the applicable series to be due and payable immediately (Section 502). If this happens, subject to certain conditions, the holders of a majority of the outstanding principal amount of a series of debt securities can void the declaration. These conditions include the requirement that we have paid or deposited with the Trustee a sum sufficient to pay all overdue principal and interest payments on the series of debt securities subject to the default (Section 502).

If an Event of Default occurs due to certain events of bankruptcy, insolvency or reorganization, the principal amount of the outstanding debt securities of all series will become immediately due and payable without any declaration or other act on the part of either Trustee or any holder (Section 502).

Depending on the terms of our indebtedness, an Event of Default under an Indenture may cause a cross default on our other indebtedness.

Duties of Trustee

Other than its duties in the case of default, the Trustee is not obligated to exercise any of its rights or powers under either Indenture at the request, order or direction of any holders unless the holders offer the Trustee satisfactory security or indemnity (Section 603).

If the holders provide satisfactory security or indemnification, the holders of a majority of principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee for any series of debt securities (Section 512).

Covenants

Under the Indentures, we will:

•	pay the principal, interest and premium, if any, on the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

•	deposit sufficient funds with any payment agent on or before the due date for the payment of any principal, interest or premium (Sections 1001, 1002, 1003 and 1005).

Modification of Indentures

Each Indenture provides that we and the Trustee may, without the consent of any holders of debt securities, enter into supplemental indentures for the purpose of, among other things:

•	adding to our covenants;

•	adding additional events of default;

•	changing or eliminating any provisions of the Indentures so long as there are no holders entitled to the benefit of the provisions;

•	establishing the form or terms of any series of debt securities; or

•	curing ambiguities, defects or inconsistencies in the Indentures or making any other provisions with respect to matters or questions arising under the Indentures (Section 901).

With specific exceptions, the Indentures or the rights of the holders of the debt securities may be modified by us and the Trustee with the consent of the holders of a majority of the outstanding principal amount of the debt securities of each series affected by the modification, but, without the consent of the holders of each outstanding debt security affected, no modification may be made that would:

•	change the maturity of any payment of principal of, or any premium on, or any installment of interest on any debt security;

•	reduce the principal amount of, or the interest or any premium on, any debt security upon redemption or repayment at the option of the holder;

•	change any place of payment where, or the currency in which, any debt security or any premium or interest is payable;

•	impair the right to sue for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for any such modification or amendment of the Indentures, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indentures or for waiver of specific defaults (Section 902).

Consolidation, Merger and Sale of Assets

Each Indenture generally permits a consolidation or merger between us and another company, and permits us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring company will assume all of our responsibilities and liabilities under the Indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures (Section 801).

We will only consolidate or merge with or into another company or sell all or substantially all of our assets according to the terms and conditions of the Indentures. The remaining or acquiring company will assume our obligations under the Indentures with the same effect as if it had been an original party to the Indentures and we shall be released from all our liabilities and obligations under either Indenture and any debt securities (Sections 801 and 802). Thereafter, the successor company may exercise our rights and powers under either Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor company.

Discharge and Defeasance

We will be discharged from all obligations under the applicable Indenture with respect to any series of debt securities, except for surviving obligations to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant Indenture have been delivered to the Trustee for cancellation; or

•	all debt securities of that series have become due and payable or will become due and payable, at maturity or by redemption, and we deposit with the applicable Trustee funds or government securities sufficient to make payments on the debt securities of that series on the dates those payments are due (Section 401).

To exercise our right to be discharged, we must deliver the following to the applicable Trustee:

•	an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such option and will be subject to U.S. federal income tax on the same amount in the same manner and at the same time as if such option had not been exercised; and

•	an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with (Section 401).

In addition to our right of discharge described above, we may deposit with the applicable Trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable; then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable Indenture, and the related events of default will no longer apply to us, but some of our other obligations under the Indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”) (Section 403).

If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable Indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold monies for payment in trust (Section 403).

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable Trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the U.S. Internal Revenue Service or a change in law to that effect (Section 403).

Payment and Paying Agents

Principal, interest and premium, if any, on fully registered securities will be paid at designated places. Payment will be made by check mailed to the person in whose name the debt securities are registered on the day specified in the Indentures or any prospectus supplement. Payments in other forms will be paid at a place designated by us and specified in a prospectus supplement (Section 307).

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge (Section 305, 1002).

Global Securities

The debt securities of a series may be issued in the form of one or more global certificates that will be deposited with a depositary or its nominee identified in a prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security (Sections 201, 203 and 301).

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated articles of incorporation authorize us to issue 155,308,074 shares of capital stock, consisting of 150,000,000 shares of common stock, par value $0.001 per share, and 5,308,074 shares of preferred stock, par value $0.001 per share. The following summary description of our capital stock is not complete and does not give effect to applicable statutory and common law. This summary description is also subject to the applicable provisions of our amended and restated articles of incorporation and amended and restated bylaws.

The transfer agent and registrar for our common stock is StockTrans, Inc., and its telephone number is (610) 649-7300.

Common Stock

As of March 6, 2006, there were 78,883,956 shares of our common stock issued and outstanding and outstanding options and warrants exercisable for an aggregate of 6,665,095 shares of common stock.

Shares of our common stock are alike and equal in all respects and have one vote for each share held of record for the election of directors and all other matters submitted to the vote of stockholders. Holders of our common stock do not have cumulative voting rights, and thus, holders of a majority of the shares of our common stock represented at a meeting at which a quorum is present can elect all directors to be elected at such meeting. Subject to any restrictions imposed by any of our lenders and after any requirements with respect to preferential dividends, if any, on the preferred stock have been met, then, and not otherwise, dividends payable in cash or in any other medium may be declared by our board of directors and paid on the shares of common stock out of funds legally available therefore. After satisfaction of all our debts and liabilities and distribution in full of the preferential amount, if any, to be distributed to the holders of preferred stock in the event of voluntary or involuntary liquidation, dissolution, distribution of assets or our winding-up, the holders of our common stock shall be entitled to receive all of our remaining assets of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of common stock held by them respectively. The holders of our common stock do not have any preferential, preemptive right, or other right of subscription to acquire any of our shares authorized, issued or sold, or to be authorized, issued or sold (or any instrument convertible into our shares) other than to the extent, if any, our board of directors may determine from time to time.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue preferred stock in one or more series at such time or times and for such consideration as our board of directors may determine pursuant to a resolution or resolutions providing for such issuance duly adopted by our board of directors and may determine, for any series of preferred stock, the terms and rights of the series, including the following:

•	the distinctive designation, stated value and number of shares comprising such series, which number may (except where otherwise provided by our board of directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by action of our board of directors;

•	the rate of dividend, if any, on the shares of that series, whether dividends shall be cumulative and, if so, from which date, and the relative rights of priority, if any, of payment of dividends on shares of that series over shares of any other series;

•	whether the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, or the property or rights, including securities of any other corporation, payable in case of redemption;

•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amounts payable into such sinking fund;

•	the rights to which the holders of the shares of that series shall be entitled in the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up and the relative rights of priority, if any, of payment of shares of that series;

•	whether the shares of that series shall be convertible into or exchangeable for shares of capital stock of any class or any other series of preferred stock and, if so, the terms and conditions of such conversion or exchange including the rate of conversion or exchange, the date upon or after which they shall be convertible or exchangeable, the duration for which they shall be convertible or exchangeable, the event upon or after which they shall be convertible or exchangeable, at whose option they shall be convertible or exchangeable, and the method of adjusting the rate of conversion or exchange in the event of a stock split, stock dividend, combination of shares or similar event;

•	whether the shares of that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms of such voting rights;

•	whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

•	any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualification, limitation or restriction of such series, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of our amended and restated articles of incorporation and to the full extent now or hereafter permitted by the laws of the State of Nevada.

Because the holders of our preferred stock may be entitled to vote on some matters as a class, issuance of our preferred stock could have the effect of delaying, deferring or preventing a change of control. The rights of the holders of our common stock may be adversely affected by the rights of the holders of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of us.

Series B Preferred Stock

Of the 5,308,074 shares of our authorized preferred stock, 376,287 shares are designated as Series B Preferred Stock, par value $0.001 per share. The authorized shares of Series B Preferred Stock were originally 500,000 shares, however, as a result of our repurchase of an aggregate of 123,713 shares of Series B Preferred Stock in connection with our February 2004 restructuring, the authorized shares were reduced from 500,000 to 376,287.

The Series B Preferred Stock generally provides for the following rights, preferences and obligations:

•	The shares of Series B Preferred Stock accrue a cumulative dividend of 8% of the $100 original issue price of such shares per annum, which is payable before any dividend or other distribution on shares of our common stock.

•	In the event of our liquidation, dissolution, or winding up, the shares of Series B Preferred Stock have a liquidation preference of $100 per share (plus all accrued and unpaid dividends thereon) before any payment or distribution to holders of shares of our common stock.

•	Except as otherwise provided by law, holders of shares of Series B Preferred Stock have the right to vote together with the holders of our common stock on all matters presented to holders of our common stock and have one vote per share.

•	We also have the right to redeem all or any portion of the Series B Preferred Stock at any time by payment of $100 per share plus all accrued and unpaid dividends due thereon.

As of March 6, 2006, there were 19,714 shares of Series B Preferred Stock issued and outstanding.

Anti-Takeover Provisions of our Articles Of Incorporation and Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that could delay, discourage or make more difficult a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider in its best interest. The following is a summary of these provisions.

Preferred Stock

Although our board of directors has no current intent to do so, it could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Any decision by our board of directors to issue such preferred stock will be based on their judgment as to the best interest of Endeavour and its stockholders.

Special Meeting of Stockholders

Our amended and restated bylaws provide that special meetings of our stockholders can only be called by resolution of the board of directors or by the written request of stockholders owning a majority of the issued and outstanding capital stock entitled to vote.

Classified Board of Directors

Effective July 7, 2004, our board of directors adopted an amendment to our bylaws implementing a classified board consisting of Class I, Class II and Class III directors. The initial term of the directors elected at the annual meeting of stockholders on August 24, 2004 was (i) for Class I directors, until the next annual meeting of stockholders after the 2004 annual meeting, (ii) for Class II directors, until the second annual meeting of stockholders after the 2004 annual meeting and (iii) for Class III directors, until the third annual meeting of stockholders after the 2004 annual meeting. Thereafter, at each subsequent annual meeting of our stockholders, the directors of the class elected at such meeting will serve for three-year terms. Our amended and restated bylaws provide for one to fifteen directors (as determined by resolution of our board of directors). Our amended and restated bylaws also provide that any vacancies may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or special meeting of the stockholders. These provisions may impede a stockholder from gaining control of the board of directors by removing incumbent directors or increasing the number of directors and simultaneously filling the vacancies or newly created directorships with its own nominees.

Notwithstanding the foregoing, our amended and restated bylaws provide that the holders of two-thirds of our outstanding shares of stock entitled to vote may at any time preemptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with our secretary or, in his or her absence, with any other officer.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated articles of incorporation provide that none of our officers or directors will be personally liable to us or our stockholders for damages for a breach of their fiduciary duties as a director or officer, other than (i) for acts or omissions that involve intentional misconduct, fraud or knowing violation of law or (ii) the unlawful payment of a distribution. In addition, our amended and restated articles of incorporation and amended and restated bylaws provide that we will indemnify our officers and directors and advance related costs and expenses incurred by our officers and directors to the fullest extent permitted by Nevada law. In addition, we also may enter into agreements with any officer or director, and may obtain insurance, indemnifying such officers and directors against certain liabilities incurred by them. Such provisions may have the effect of preventing changes in our management.

Nevada Anti-Takeover Statutes

The Combinations Statute, contained in Sections 78.411 through 78.444 (inclusive) of the NRS, and the Control Share Statute, contained in Sections 78.378 through 78.3793 (inclusive) of the NRS, may have the effect of delaying or making it more difficult to effect a change in control of Endeavour. The Combinations Statute generally prohibits a Nevada corporation with 200 or more stockholders of record from engaging in certain “combinations,” such as a merger or consolidation, with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the company before the person first became an interested stockholder. The purpose of the Combinations Statutes is to ensure that management and stockholders of a Nevada corporation are involved in any potential and material changes to the corporate ownership structure. A “combination” means:

•	any merger or consolidation;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the corporation’s assets having a total market value equal to 10% or more of the total market value of all the assets of the corporation; or 5% or more of the total market value of all outstanding shares of the corporation or representing 10% or more of the earning power of the corporation; or

•	the issuance or transfer by the corporation of any shares of the corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation to shareholders except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all shareholders of the corporation.

An “interested stockholder” generally means:

•	a person or group that owns 10% or more of a corporation’s outstanding voting securities; or

•	an affiliate or associate of the corporation that at any time during the past three years was the owner of 10% or more of the corporation’s then outstanding voting securities, unless the acquisition of the 10% or larger percentage was approved by the board of directors before the acquisition.

If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders or if the consideration to be paid by the interested stockholder is fair as provided in the statute.

The Control Share Statute governs acquisitions of a controlling interest of certain publicly held corporations. The purpose of the Control Share Statute, like the Combinations Statute, is to statutorily provide management a measure of involvement in connection with potential changes of control. The Control Share Statute will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless the amended and restated articles of incorporation or amended and restated bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These provisions provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. If control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares. A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of the Control Share Statute, would enable that person to exercise:

•	one-fifth or more, but less than one-third;

•	one-third or more, but less than a majority; or

•	a majority or more, of all of the voting power of the corporation in the election of directors.

Once an acquirer crosses any one of these thresholds, shares that it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase debt securities, preferred stock, common stock or other securities. Such warrants may be issued independently or together with other securities that may be attached to or separate from the warrants.

If we issue warrants, we may do so under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants and the procedure by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which each warrant will be issued;

•	the guarantors, if any, who will guarantee such warrants and the methods of determining such guarantors, if any;

•	the procedures for exercising the warrants;

•	dates or periods during which the warrants are exercisable; and

•	the expiration date and any other material terms of the warrants.

DESCRIPTION OF UNITS

We may issue units comprised of one or more debt securities, shares of common stock, shares of preferred stock and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units, including:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provision of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this Section, as well as those described under “Description of Capital Stock,” “Description of Debt Securities” and “Description of Warrants” will apply to each unit and to any common stock, preferred stock, debt security or warrant included in each unit, respectively.

We may issue units in such amounts and in such numerous distinct series as we determine.

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

We, the unit agents and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States (i) through underwriters or dealers, (ii) directly to purchasers or (iii) through agents. Each prospectus supplement will set forth the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in a prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases, or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent, if any, that it discourages a resale of the security.

Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in a prospectus supplement the names of the dealers and the terms of the transactions.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. We will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent in a prospectus supplement. Unless we inform you otherwise in a prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of these securities. We will describe the terms of any such sales in a prospectus supplement.

Delayed Delivery Contracts

If we so indicate in a prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in a prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Porter & Hedges, L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of operations, stockholders equity and cash flows of Endeavour International Corporation for the year ended December 31, 2003, have been audited by LJ Soldinger Associates LLC, independent registered public accountants, as stated in their report. We have incorporated these financial statements in this registration statement in reliance upon LJ Soldinger Associates LLC’s report, given their authority as experts in accounting and auditing.

The consolidated financial statements of Endeavour International Corporation as of December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

35,000,000 shares

Common stock

Prospectus Supplement

JPMorgan	Credit Suisse

Cannacord Adams

C.K. Cooper

Ferris Baker Watts

Natexis Bleichroeder Inc.

October 19, 2006